
11005104

# WE **SPEAK** YOUR LANGUAGE


Crawford®

Crawford & Company
2010 Annual Report




**TABLE OF CONTENTS**


8 The Crawford System of Claims Solutions[SM]
10 Overview of Business Segments
14 Our Expertise in Action
26 Message to the Shareholders
29 Financial and Operating Highlights
30 Community Involvement and Corporate Responsibility
32 Directors and Global Executive Management Team
— Annual Report on Form 10-K
IBC Shareholder Information












## WE SPEAK YOUR LANGUAGE

Crawford & Company is the world's largest independent provider of claims management solutions with an expansive global network serving clients in more than 70 countries. Our clients range from the largest multinational insurance carriers to local companies with only a few employees. With the largest reach and greatest resources in our industry, no matter where you are, Crawford speaks your language.




## A MULTINATIONAL DIALOGUE

Global carriers expect to gain leverage from their global claims partners, particularly in a turbulent economic environment. Crawford speaks that language by providing comprehensive claims services supported by key account management teams. With an expansive global network of more than 700 locations, Crawford is there when you need us. Crawford has developed a wide portfolio of products and services, which allows us to support our clients at a tactical and a strategic level. With many of the Fortune 1000 companies as Crawford clients, any headline-grabbing event around the world will likely involve our people responding to meet the needs of our clients.

GLOBAL

## A LOCAL ACCENT

Our team of nearly 8,700 employees shares a common goal to deliver solutions that better control costs for our clients. Crawford's global infrastructure helps ensure that clients receive consistent service, data analytics, and practical solutions, with a keen eye on the applicable local regulations. We maximize our diversity of services to provide local, regional, national, and multinational companies with a wide array of solutions for their claims management needs, in their language, without compromising on quality. Local knowledge backed by the strength and support of a multinational company – a winning combination.


LOCAL


Crawford

# COMPLEX

## A MULTITUDE OF OPTIONS

Complex claims require project management capabilities and proven experience. Such projects may involve an enormous number of claims, spread across several regions and extending over a period of years. There are often multiple, competing interests involved. Managing this complex lexicon is an industry-acknowledged competitive strength of Crawford Global Technical Services℠ (GTS℠). GTS handles many of the largest insurance claims around the world, in areas including mining, construction, banking, finance, and pharmaceutical claims. No other claims solution company has the bench strength and expertise to respond to large, complex, and high-profile incidents as Crawford.

## EASE OF ENGAGEMENT

The Crawford System of Claims Solutions℠ was created to make it easier to do business with us. The System unites and integrates our products and services around the globe by simplifying the scope and depth of services across geography and utilizing common names for services that make up our major product lines. The System brings our experience and expertise to every client and is uniquely configured for their business needs in three key areas: Claims Solutions, Business Process Outsourcing, and Consulting. It maximizes our global resources, delivers industry-leading quality and efficiency, and integrates our diverse portfolio of businesses.

# SIMPLE


Crawford

## SMALL IDEAS BECOME BIG SOLUTIONS

Innovation remains a large part of Crawford's culture, as evidenced in several award-winning proprietary projects and concepts designed to help our clients manage their risk and reduce their costs as well as to simplify service delivery in our field operations. Crawford's global Innovation Council is an incubator for new ideas and concepts and has been a sounding board for innovative projects that have streamlined process improvements to realize operational efficiencies for our clients. One such example is the award-winning CMS Property ADVANTAGE, a software application that is deployed on a mobile platform and allows Crawford adjusters to complete site visits and reports at the claim scene. The application dramatically accelerates closing times and automates best practice claims handling processes.


Tablet
PORTAL CONCEPT
APP STORE
MOBILE APPLICATIONS
Data Model

# INNOVATION

## CROWDSOURCING FOR ENHANCEMENTS

In 2010, Crawford launched a global, cloud-based social networking program branded "Crawford Innovates," which provides a collaborative environment for our employees to brainstorm creative solutions to age-old industry challenges. These challenges become opportunities by following the Crawford Innovates process. One recent effort was to brainstorm, or crowdsource, employees for ideas for technology and process improvement for the field. All campaigns are designed to engage our employees to crowdsource ideas to better our ability to service clients, and ultimately to support a culture of innovation where each employee is encouraged to challenge the status quo.


Crawford

COLLABORATION

# The Crawford System of Claims Solutions℠

As an international leader of claims administration and management solutions, Crawford offers a powerful portfolio of integrated services that adds value and reduces the cost of claims administration of both large corporations and small businesses.

The Crawford System of Claims Solutions℠ is the most comprehensive, global integrated solution for corporate, insurer, and re-insurer claims administration. No other provider in the industry can match Crawford's ability to deliver global, end-to-end solutions. The System maximizes Crawford's global resources, delivers industry-leading quality and efficiency, and integrates our portfolio of businesses, all of which helps clients understand the ways Crawford can assist their companies to become more efficient and more profitable.

Crawford maintains strategic assets in every aspect of claims management. The System is a conceptual model that organizes our full collection of services into three key areas: Claim Services, Business Process Outsourcing, and Consulting.

The Crawford System of Claims Solutions has improved the way claims administration is handled – be part of the evolution.


Consulting
Claim Services
THE CRAWFORD SYSTEM OF CLAIMS SOLUTIONS℠
Business Process Outsourcing

## Claim Services


CHRYSLER

With the broadest array of services in the industry, Crawford can administer virtually any claim function. From accident and health to large-scale complex property and liability losses to individual task assignments, we can configure the services exactly as our clients demand, anywhere and anytime.

- ☐ Accident and Health
- ☐ Financial Risk
- ☐ Liability
- ☐ Marine and Aviation
- ☐ Motor/Auto
- ☐ Property
- ☐ Recovery
- ☐ Workers' Compensation/Employer's Liability

## Business Process Outsourcing (BPO)



Crawford offers the most comprehensive claims outsourcing solutions in the industry. Crawford can deliver BPO programs for all aspects of claims management from managed property repair to healthcare management to legal settlement. Companies seeking the efficiencies of outsourcing their claims processes trust Crawford's proven expertise and experience.

- Claims Administration
- Legal Settlement
- Managed Property Repair
- Medical Management
- Product Warranty
- Surgical Run Off
- Third-Party Administration

## Consulting



The need to harness industry experience and intellectual capital is critical in keeping companies competitive. For 70 years, Crawford has been a powerful ally in the strategic assessment of services such as absence management, internal audits, and fraud prevention, providing our clients high-level analyses and value-added insights. We are knowledgeable of the entire claims process and can put our experience and systems to work helping clients succeed in planning and meeting their goals.

- Absence Management
- Audit
- Counter Fraud Services
- Data Services
- Educational Services
- Global Programs
- Pre- and Post-Loss Services

# International Operations

***IAN V. MURESS***
*Executive Vice President*
*Chief Executive Officer*
*Property & Casualty – EMEA & Asia Pacific*



***INTERNATIONAL OPERATIONS AWARDS:***

**Loss Adjuster of the Year**
**CRAWFORD & COMPANY AUSTRALIA**
Given by the Australian and New Zealand Insurance Industry Awards 2010

**Top Employer**
**CRAWFORD & COMPANY CANADA**
Named top employer in the Waterloo, Ontario region by Canada's Top 100 Employers

**Insurance – Canada.ca Technology Award**
**CRAWFORD & COMPANY CANADA**
CMS Property ADVANTAGE

**Corporate Tree Hugger Award**
**CRAWFORD & COMPANY CANADA**
Given by the *10,000 Trees Project*

**CIP Society National Leadership Award Winner – Established Leader**
**Greg Thierman, Branch Manager**
**Kelowna, British Columbia branch**

**Australian Institute of Chartered Loss Adjusters (AICLA) – Syd McDonald Young Adjuster Prize**
**Vu Thanh Son, Senior Loss Adjuster, Engineering Division, Crawford Vietnam**

**Australian Institute of Chartered Loss Adjusters (AICLA) – Brian Geraghty Award**
**Rebecca Douglas, Loss Adjuster, Crawford Australia**

As multinational insurance companies expand in the European, Asia-Pacific, and Latin American markets, Crawford is increasing its role as a leading international services provider, offering claims administration solutions globally, regionally, and locally. Clients require best-in-class global solutions, which we fulfill.

First and foremost, we are pleased with the progress of our innovative approach to serving clients, which focuses on aligning our services with clients' key drivers. This approach has included enhanced engagement around performance-based contracts with clients, many of whom with which we enjoy an increasingly strategic relationship across product lines and spanning geographical boundaries.

Our response to severe catastrophic events around the world, including massive flooding, cyclones, earthquakes, and wildfires, has attracted universal acclaim from our clients. Leveraging our global resources, Crawford claims professionals from all over the world were deployed to hard-hit areas like Chile, Australia, and most recently, New Zealand, to help meet the sharp increase of client demands commonly associated with large scale events.

We have made excellent progress with our initiative to grow Crawford's share of the Lloyd's of London market on a global basis. Our goal is to increase our visibility in Lloyd's so that we will be viewed as the claims provider of choice.

Contractor Connection[SM], our managed repair network, was launched in Canada in the second quarter of 2010. The results for Contractor Connection have been excellent and, most importantly, our clients are excited about this product.

We were also pleased with the progress in our Latin American businesses, where we have developed a significant number of affinity claims programs to handle the development, administration, and management of high frequency claims related to products like cell phones.

Going forward, we will continue to leverage our vast array of service offerings and capabilities as well as our technical expertise to provide innovative solutions that exceed client expectations – globally, regionally and on the local level.

# Legal Settlement Administration

The Garden City Group, Inc. (GCG) comprises Crawford's Legal Settlement Administration segment and provides industry leading class action and bankruptcy claims, and other legal settlement administration services. For more than 25 years, GCG has earned the confidence and respect of the legal community. GCG has been entrusted with the administration of complex, international class action settlements as well as high-profile bankruptcy cases of national importance.

GCG provides the following core services:

**Class Action Services** offers technology-intensive administrative services for plaintiff and defense counsel as well as corporate defendants to expedite high-volume class-action settlements. GCG Class Action Services has administered a diverse portfolio of litigation settlements, including sensitive and high-profile consumer, employee-related, human rights, mass tort, antitrust, product, and securities cases.

**Bankruptcy Services** offers cost-effective, end-to-end solutions for managing the administration of bankruptcy under Chapter 11.

**GCG Communications** specializes in legal notice programs for successful case administration. We offer a range of complementary services for developing and implementing effective legal notice programs worldwide.

In September, GCG was honored to be named the Best Claims Administrator by its peers and clients by the *New York Law Journal*. This accolade was followed by being retained by the claims administrator to assist in the creation and management of the Gulf Coast Claims Facility (GCCF).

In addition, we were also retained in several significant class action and bankruptcy matters, including a large mutual fund settlement, a consumer case in which we transmitted more than 50 million notices, and several legal notice programs.

We are capitalizing on both our reputation for quality in a consolidating market and our clients benefit from a strong, deep management team who have unmatched experience in the core services we provide.

***David A. Isaac***
*Executive Vice President*
*Chief Executive Officer*
*The Garden City Group, Inc.*



*"As a company that places a high priority on client service, it is a great honor for us to be recognized as best-in-class by the legal community."*

David A. Issac
Chief Executive Officer,
The Garden City Group, Inc.
commenting on GCG being named
Best Claims Administrator by
the *New York Law Journal.*

# Broadspire

***KENNETH F. MARTINO***
*Executive Vice President*
*Chief Executive Officer*
*Broadspire Services, Inc.*



**RETURN TO WORK FIELD CASE MANAGEMENT**
*(in percentages)*


85%
94%
96%
08
09
10

*This chart indicates the percentage of employees who return to work when their workers' compensation absences are supervised by field case managers. 96% of the cases referred and closed in 2010 had a successful return to work.*

**PHARMACY PROGRAM RETURN ON INVESTMENT**
*(in dollars)*


5.9:1
8.2:1
9.5:1
08
09
10

*Pharmacy ROI is calculated by dividing the total pharmacy expense averted by the associated fee. In 2010, $9.50 of prescription costs were saved per every $1 spent on a pharmacy review.*

## Broadspire Services, Inc., or Broadspire, is positioned for success in 2011 and beyond. We have created innovative products, and our quality scores continue to impress our clients. Our staff is engaged and ready to take advantage of organic growth and new business opportunities.

We have used the economic climate over the last few years to fine-tune our operations and focus on what it will take to be successful in the future. As part of our strategic planning process, we are executing on five key areas:

**Developing New Business and Retaining Customers** – emphasizing and demonstrating the objective and measurable value of our services to all our clients.

**Technology** – enhancing our systems with the features and functions that make Broadspire a strong competitor and allowing us to use analytics to manage and improve our business as well as that of our clients.

**Inventory Management** – delivering technical expertise and operational excellence required to reduce the overall duration and cost of claims for our clients.

**Innovation** – listening and learning about what is important to our clients to ensure we develop the right services to grow and evolve with them.

**Employee Commitment and Engagement** – providing the support and resources our employees need to excel professionally.

These are the key strategies that drive Broadspire every day. As the economy, our marketplace, and our business changes, these strategies provide a structure to apply to those changes and direct our business decisions.

Using these key strategies, we have strengthened our product offering, organization, and customer service. The Broadspire Original Landmark Design (BOLD℠) PPO network, chronic pain management, and durable medical equipment formulary are revolutionary ideas that positively controls the cost and duration of claims. Our latest risk management information system (RMIS) platform, Dmitri℠, provides our clients with total access to their information 24/7 for insights into their claim, medical, policy, and exposure information. *Risk*Tech® epitomizes Broadspire's technology improvements – capturing more information and improving the efficiency and effectiveness of claims management.

We hold ourselves to a high standard. Always centered on our clients and their goals, we strive to deliver on our motto of quality, consistency, and outcomes with passion.

# U.S. Property & Casualty

During 2010, Crawford's U.S. Property & Casualty field operations felt the industry pressure of an overall reduction in claims frequency. Our property and casualty clients in the United States have seen a softening of premiums, with industry gross written premiums reported down nine percent in 2010.

While performing better than the industry in securing new accounts, we await an increase in frequency to re-emerge, which some industry experts expect in 2011.

There are a number of reasons we remain confident in our 2011 outlook:

First, we have invested in resources for our casualty services business and now have the largest, most highly credentialed adjusters in more than 400 locations to meet our clients' every casualty related need.

Second, in line with our goal of growing our large and complex claim unit, Global Technical Services (GTS℠), we continue to aggressively add executive general adjusters as we win complex claim nominations.

Third, Contractor Connection℠, our managed repair program, continues to build momentum as we add more contractors to the program and, more importantly, new clients. Clients see Contractor Connector as a tool to reduce fixed costs, and to increase customer satisfaction and policyholder retention.

With regards to technology and innovation, we have enhanced our operating performance in our command center to introduce multiple client key performance indicators that enable us to manage data and report improved and predictive analytics to both our own operations and our clients.

Carriers make the decision to outsource or right source claims operations in the interest of reducing cost of delivery by turning fixed-cost in-house claims departments into a variable cost. What is essential in these types of arrangements is delivering world-class service by aligning the vision of the client to the quality of the service and then validating the process. This is a Crawford strength.

For the future, we will strive to exceed our clients' expectations and continue to provide value-added solutions. Crawford is positioned to take a bigger share of the claims market both as our clients consolidate independent adjusters and as we begin to see significant new outsourcing opportunities in the volume claims business. As the leading independent firm with an unmatched national footprint, we believe we are uniquely positioned to respond to the industry trends.

***KEVIN B. FRAWLEY***
*Executive Vice President*
*Chief Executive Officer*
*Property & Casualty – Americas*



*"We believe ClaimHub's technology will allow us to expand our product offering and further enhance our ability to serve with clients."*

Kevin B. Frawley
Chief Executive Officer,
Property & Casualty – Americas

*Crawford & Company Acquires ClaimHub™*

In early March 2011, Crawford acquired the assets of ClaimHub Inc., a leading provider of claims workflow solutions for the property and casualty insurance market.

ClaimHub provides a web-based, centralized claims platform for dispatching, tracking, and managing assignments and work product involved in the auto claims process.

# OUR **EXPERTISE** IN ACTION

With 70 years of experience, Crawford & Company has built the preeminent global claims resource for claims administration, data analytics, human performance, and business process outsourcing solutions that adds value to our clients.



## ENVIRONMENTAL POLLUTION CLAIMS SERVICES (EPCS)

Speed, experience, and expertise are more critical to assessing and mitigating damages in this area than in many others. Crawford's team of technical experts manages a wide range of environmental-related claims around the globe and the complex issues that follow each incident. Our EPCS dedicated unit offers the reassurance of working with a claims management company that provides unmatched experience and knowledge in all facets of the process, as well as strict adherence to regulatory compliance, and transparent claims procedures and reporting standards.



## CONTRACTOR CONNECTION℠

With more than 3,500 residential and commercial contractors in the U.S. and Canada, Crawford Contractor Connection℠ is the largest independently managed contractor network in the industry. The innovative service solution for high-frequency, low-severity claims allows Contractor Connection to optimize the time and work process needed to resolve property claims while giving the policyholder peace of mind. The network has the strictest contractor credentialing requirements in the industry and all work is backed by a two-year contractor workmanship warranty. The popularity of contractor programs continues to expand as Contractor Connection was recently launched in Australia. In addition, Crawford managed repair services have been offered in the U.K. for several years under the repairNet® brand.


KMC
OnDemand
HOME
MY COURSES
HELP CENTER
Active Courses
Advanced General Casualty I
Advanced General Casualty II
Auto Liability Course
Auto Physical Damage
Casualty Core Skills Course I
Casualty Core Skills Course II
Casualty Core Skills Course III
Commercial Property Policy Course
Commercial Trucking
Insurance Ethics
03/06/2012
03/06/2012
03/06/2012

## CRAWFORD'S KNOWLEDGE MANAGEMENT CENTER (KMC)

KMC On Demand[SM] provides clients and employees with online training courses and performance support. In 2010, a virtual classroom was developed to enable courses and classes to be delivered electronically via live video, audio, and chat conferencing, with the support of collaboration groups, forums, static courses, performance support, and web references. As part of KMC, virtual classroom will permit integration of online courses with synchronous and asynchronous virtual learning to offer unique learning solutions. With more than 40 courses and 200-plus training modules state-approved for continuing education credits, Crawford's commitment to the insurance industry is evident, and training is available wherever there is an Internet connection.





## CRAWFORD GLOBAL TECHNICAL SERVICES℠ – POWER AND ENERGY

Over the past decade the world has seen a wide range of new sources of energy come to the forefront. As alternative energy sources like wind, wave, and solar are harnessed, along with new ways to extract oil and gas, the power and energy industry is changing dramatically. The matrix of risk issues encountered by this industry is vast: environmental, liability and litigation, and regulatory issues, to name a few, in addition to significant threats such as terrorism and natural and man-made disasters. Crawford GTS℠ has the industry experience and knowledge of the issues that are unique to this sector. We recognize that these situations are not only complex, but also carry brand threatening risk as well. We are able to handle all aspects of these losses, 24/7, around the globe.



## CRAWFORD AFFINITY

Crawford & Company's affinity service specializes in the development, administration, and management of high-frequency claims associated with products such as cell phones. We coordinate between the insurance carriers, sponsors, and distribution channels to handle the high-volume, low-severity claims management process, primarily in Latin America. Crawford's ability to customize its processes to effectively cover the administration of claim programs at the most competitive terms makes us a market leader in the affinity sector. To add value to our clients' businesses, we offer specific areas of expertise, including administration of products and insurers, and administration of claims.


FRESH
SALAD MIX
RECALL

## PRODUCT LIABILITY

Millions of people are injured each year while using manufactured products. Many of these injuries are caused from defects in the products. Product liability claims are complex, with competing priorities and parties with differing interests. Even minor defects can have far-reaching consequences for the business and consumers involved. Upon engagement, our experienced professionals from around the globe can quickly perform a risk assessment to help determine exposure and mitigating factors. Case-specific communication programs, including call centers, web sites, and mass mailings are rapidly launched to ensure the lines of communication are opened and all stakeholders are kept informed and up-to-date at all stages of a claim.


GERMANY
POLAND
LITHUANIA
LATVIA
ESTONIA
BELARUS
UKRAINE
EUROPE
AUSTRIA
HUNGARY
SLOVAKIA
ITALY
Berlin
Warsaw
Vienna
Budapest
Munich
Bucharest
Belgrade
Wroclaw
Krakow
Bratislava
Zagreb
Riga
Kaunas
Vilnius
Minsk
Kiev
Moscow
Smolensk
Homyel'
Kharkiv
Odesa
Chisinau
Danube
Adriatic Sea
Rome
Black Sea
Skopje
Tirana

## EXPANDING THIRD-PARTY ADMINISTRATION SERVICES

Crawford has strategically invested in and expanded its presence in its third-party administration service offering, branded as Broadspire, over the past two years to respond to the growing needs of our clients. Many of our corporate accounts are part of pan-European or global programs and demand their partners mirror their international capabilities. We have significantly enhanced our service capabilities to reflect this need and now have Broadspire TPA offices across Europe and in more than 85 locations worldwide. In Europe, we have automated our global systems to provide better workflow and consistency, and we established a dedicated business intelligence unit to provide greater levels of performance analytics for our clients.

## Our European Expansion:

Milton Keynes, England
Rotterdam, Netherlands
Brussels, Belgium
Düsseldorf, Germany
Stockholm, Sweden
Oslo, Norway
Copenhagen, Denmark
Helsinki, Finland
Zürich, Switzerland
Paris, France
Madrid, Spain
Milan, Italy
Athens, Greece
Warsaw, Poland
Prague, Czech Republic



## BOLD NETWORK

Broadspire's Original Landmark Design (BOLD℠) Network reinvents the traditional preferred provider organization. Broadspire has the clinical expertise to partner with the best networks customized to each region, industry, or client. By analyzing bill data *and* outcomes, we have optimized results while providing exceptional coverage across the U.S. Additionally, instead of relying on one coverage level, we are able to identify second and even third networks with exceptional providers. For cost drivers like pharmaceuticals and physical therapy, BOLD partners with specialty networks to care for our clients' employees while controlling costs. This multi-layered method gives us breadth that very few other companies can provide.


CONTRACTOR CONNECTION
CONSUMER
[ GET HELP WITHOUT THE HASSLE ]
Contractor Connection is tested everyday by one of the toughest clients out there - the insurance industry. Our network of contractors provides home repair services to major insurance carriers and brokers.
Overview
Workflow
Services
Quality Assurance
FAQ
Customer Service
Contractor Connection is tested every day by one of the toughest clients out there—the insurance industry. Our network of contractors provides home repair services to major insurance carriers and brokers as they close out claims damages from water, wind, fire and virtually every other type of claim resulting from insured home and building damage.
As we have proven success in the demanding world of contractor restoration management, this should give you assurance you are partnering with a company that can deliver high quality service on a consistent basis. You will have confidence that your home improvement or restoration project will receive the industry's most rigorous quality control process.
You will not go through the long and arduous process of finding several contractors, checking their references, waiting for estimates and then worrying about whether or not you made the right choice. By using the Contractor Connection network, you will get one contractor assigned who has met our credentialing process and is willing to back their work with a two year workmanship warranty.
We have a nationwide network of contractors who we manage for work quality, timeliness and financial stability. We require all network members to use the same estimating system that is commonly used in insurance restoration work to ensure their estimates are fair and reasonable.
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## TECHNOLOGY DESIGNED TO HELP CLIENTS

Underlying Crawford's global presence, services, and expertise are increased investments in advanced technology to help feed the growing appetite among insurers and self-insured businesses for data to help them manage their risks and reduce costs. Crawford continually invests in technology to further efficiency and flexibility. Various business intelligence initiatives, including performance analytics with dashboard reporting and predictive capabilities, continue to be refined and deployed to clients.

For its innovative use of information technology throughout its global operations, Crawford was named to the *InformationWeek* 500 list for the last two years.

*Client-refined solutions recently enhanced or launched include the following:*

### Contractor Connection℠ Consumer

Clients often ask for solutions, and one such example is the innovative service launched by Contractor Connection to address home repair needs for non-insurance repairs or claims below deductibles. This service provides similar value and security of using the Contractor Connection network of strictly credentialed members. An intuitive new website, with the ability to reach and serve clients and their claimants directly through both B2B2C and B2C channels, was created for this consumer service. Future enhancements include a consumer-accessible mobile phone application.




Crawford®

## *Risk*Tech®

The *Risk*Tech system is a prime example of how technology can improve efficiency. By moving our workers' compensation and liability claims professionals to a single claim system, we will be able to streamline processes. Future enhancement of *Risk*Tech combines data triggers, specific code tables, and jurisdictional rules to help ensure accuracy of data upon claim intake.

## Dmitri℠

Dmitri is our next-generation risk management information system which consolidates enterprise-wide data from multiple sources and even multiple currencies. Dmitri enhancements include allowing clients to access their data securely from any web browser in real time while providing more options for organizing and analyzing data. Dmitri is flexible, allowing clients to tailor their dashboards to their exact specifications.

## Claims Management System (CMS)

Crawford CMS is a proprietary system used to facilitate efficient and effective claims management globally. CMS Web View is client-accessible and allows clients to view claims files online, assign new claims, view file notes, financial information, estimates, and adjuster reports. Additional functionality for clients includes the ability to schedule standard loss run and ad hoc reports in intervals defined to meet client's needs.

# Message To The Shareholders

The impact of globalization on the insurance industry and economy became clear during the recent financial crisis, as governments rescued large, multinational insurers to mitigate the fallout that would have been felt worldwide if those carriers had shut down. Linkages among insurers, reinsurers, and claims administrators reach across multiple geographic borders; when one fails, the chain breaks and others are jeopardized. Insurance has truly become part of the DNA of global commerce. The state of the international economy has many implications for the insurance industry; and global insurers and their providers, including Crawford & Company, must be very aware of how the situation may affect our business globally.

While aware of the implications the global economy presents, Crawford remains steadfast in anticipating and exceeding client expectations and moving forward. Crawford is focused on innovation as a means of creating value for our clients, as one example, by accelerating our overall technology strategy and investment to deliver better analytics for both local and global clients. Additionally we have introduced new technology that provides effective central oversight for our claims organization which further enhances quality and consistency of the delivery of our services. We have initiated new services that place the client in the heart of everything we do as we deliver world-class, next-generation claims management solutions.

## 2010 FINANCIAL RESULTS

Crawford's business diversity has enabled us to make progress in our 2010 earnings. Our operating earnings improved significantly, primarily as a result of the unprecedented performance in our Legal Settlement Administration business segment. In addition to our operating improvement, in February 2011, the Company delivered on its pledge made four years ago to reinstate a quarterly dividend. The decision to restore a quarterly dividend was made possible both by improved operating results in 2010 and by progress made in addressing the Company's frozen U.S. defined benefit pension plan obligations. We contributed $30 million in December 2010 and $20 million in January 2011 to the funding of this frozen pension plan. These accelerated contributions will benefit the Company in future years through increased financial flexibility and liquidity.

For the year, revenues before reimbursements increased six percent and finished above $1 billion for the second time in Company history. Our net income of $28.3 million substantially improved from a loss of $(115.7) million in 2009. Our diluted earnings per share of $0.53 compares to a loss per share of $(2.23) in 2009. Adjusted for goodwill impairment charges taken in both 2010 and 2009, adjusted diluted earnings per share on a non-GAAP basis were $0.72 in 2010 versus $0.48 in 2009, a 50 percent increase.

## BUSINESS UNIT PERFORMANCE

The consolidated financial results for the year were strong; however for our U.S. Property & Casualty and Broadspire operations, the year was challenging.

We remain confident that the strategies and actions taken by management will get both of these business segments back to an acceptable operating margin. Our worldwide team continues to make progress building on the operational strategies we are implementing through our strategic initiatives. Like everyone in our marketplace, we still face economic conditions and challenges outside our control. Looking forward, we expect claims activity to stabilize and begin a slow increase tracking the economic recovery.

We are executing on our plans to strengthen our corporation for medium- and long-term growth and increased shareholder value. Our focus on attracting new business and retaining our current customers is linked to the launch of The Crawford System of Claims Solutions[SM]. The System defines our competitive advantage, reinforces our industry leadership, and clarifies our portfolio of businesses to our clients.



**JEFFREY T. BOWMAN**
*President and Chief Executive Officer*

*"We continue to execute our plans to strengthen our corporation for medium- and long-term growth and increased shareholder value."*

We remain diligent on expense control, as demonstrated by the year over year reductions in selling, general and administrative expenses, and we will stay focused on maintaining our long-term goals of improving operating performance and maximizing our cash generation. Further, we will continue to not only serve our clients but also support their needs at whatever measure necessary, as evidenced by our assistance with the Chilean earthquake, the devastating typhoon and floods in Australia, and most recently, the earthquake in New Zealand.

Our 2011 outlook is affected by the runoff of a special project in Legal Settlement Administration. Revenue and earnings in this segment increased significantly due to a special project that started in the 2010 third quarter, when we were retained to assist in the creation and management of the Gulf Coast Claims Facility. Based on an estimated backlog of total projects awarded of $90 million entering 2011, we anticipate strong performance through the first half of 2011, followed by a return to a more normal historical level of performance.

However, we do expect to see improvement in 2011 in our North American vertical from Broadspire, U.S. Property & Casualty, and our Canadian operations. This anticipated improvement is not expected to fully offset the decline in Legal Settlement Administration for the full year.

There is a particular urgency in getting our Broadspire business back to profitability, as results for the year were below expectations. We are currently experiencing a very competitive marketplace, and are focused on positioning ourselves to be successful. We have used the last few years to fine-tune our operations and strategic plan. Broadspire's internal ability to fully integrate all of our services – claims management, medical management, and medical bill review – gives us the capability to provide innovative solutions and improve the bottom line of our customers. We believe that our aggressive marketing and sales programs are gaining traction on this basis.

However, an important economic indicator remains the employment figures in the U.S., and the "jobless recovery" has affected our revenue significantly over the past year.

We have seen directional indications of improvement in U.S. unemployment, but we cannot expect to see workers' compensation frequency grow in the long term until the number of jobs in the U.S. is increasing.

Growth in Broadspire in the near term comes from winning new accounts.

## 2011 STRATEGY

Crawford enters 2011 in a strengthened financial position, but with a number of operational challenges ahead. The hard work in 2010 on our balance sheet and cost control positions us to make progress in addressing these operating challenges over the next 12 months. We regard the improvement of operating performance in our Broadspire and U.S. Property & Casualty businesses as our top priority for the coming year.

Over the past few years, we have created in Crawford a worldwide management team that will aggressively execute our strategies as laid out. We have employees worldwide that understand the values that create an environment to produce and deliver improved performance.

Our 2010 results and 2011 outlook are tangible evidence of the benefit of having a diversity of earnings in a difficult market. Given the market strength of our business segments and the diversity of earning power for our corporation, we remain very optimistic and confident about our growth opportunities as we execute on our corporate strategies for our shareholders.

Our strategies remain intact:

*Firstly*, and most importantly, securing new business wins for all of our business units,

*Secondly*, focusing on improving operational efficiency and delivering results to our clients,

*Thirdly*, a disciplined approach to expense management and working capital, and

*Fourthly*, our employee commitment and engagement.

We continue to emphasize that a positive attitude manifests itself in exceeding the requirements of our clients.

Through 2011, we will manage the Corporation to ensure we are building sustainability and exceeding client expectations. We will fully capitalize on the opportunities presented that will drive current and future growth for our shareholders.

Of note, Crawford & Company marks its 70th anniversary in 2011. On May 27, 1941, Jim Crawford bought a secondhand desk and typewriter, hired an ex-Liberty Mutual employee, rented a small office in Columbus, Georgia, and founded Crawford & Company. Throughout these 70 years only one thing remained the same: change. And that theme continues today with the evolution of our products, services, processes, and technology that allows us to deliver world-class service based on the needs of our clients. I embrace our rich history and proudly lead the Company into the future.

## BOARD OF DIRECTORS UPDATE

On behalf of the entire organization, I would like to thank Clarence H. Ridley for his seven years of service to our Board and Company. He has chosen not to stand for re-election. I would also like to welcome Harsha V. Agadi and Joia M. Johnson to our Board of Directors. Harsha is chairman and chief executive officer of Friendly's Ice Cream Corp. He has been highly successful in establishing global brands and improving the operations of the companies he has led. Joia is currently chief legal officer for Hanesbrands, Inc. She brings with her more than 20 years of legal experience. I look forward to drawing on their guidance and expertise as we continue to grow Crawford both domestically and internationally.

Finally, I would like to thank our committed employees for their hard work and dedication. While we have much work to do, your enthusiasm is both encouraging and contagious.



**Jeffrey T. Bowman**
*President and Chief Executive Officer*

# Community Involvement and Corporate Responsibility

Crawford & Company has long advocated the need to incorporate community, social, and environmental elements into our business strategies. For 70 years we have done this not only because it makes good business sense, but also because we believe we should do our part to preserve and improve our planet for generations to come. We help keep that commitment every day by partnering with organizations around the world to support initiatives and programs that respond in a meaningful way to community and environmental needs and priorities.

## STRENGTHENING OUR COMMUNITIES

At Crawford, we recognize the connection between the success of our communities and the success of our Company. With an expansive global network serving clients in more than 70 countries, we consider Crawford part of the global community. To us, the support of our communities begins with an investment in our employees and the communities in which we operate.

Volunteerism is a significant part of the Crawford culture, and in 2009, we launched the first Crawford Global Day of Service, a company-wide volunteer initiative. In 2010, the collective efforts of 1,200 employees, family and friends contributed to more than 54 coordinated service projects around the world, and we expect an even broader reach this year. The Crawford culture of giving back is ingrained in our employees who donate their time and talents even during their personal time. We feel fortunate to be able to help those in need.

## SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE

Our Company is in a unique position to provide assistance when clients and their claimants experience a loss, as well as during and after natural and man-made disasters, wherever they occur. Our global breadth was demonstrated by our participation in major events throughout the year – the 8.8 magnitude earthquake in Chile; the Gulf coast oil spill; severe weather in the U.K.; and the flooding, typhoon, and earthquakes in Australia and New Zealand where almost 60 U.S. adjusters were deployed to supplement those teams.

When conducting business, we also take meaningful steps to ensure our processes are efficient and our employees are engaged in helping to reduce our environmental impact. This is demonstrated by our heightened ecological awareness and involvement with initiatives throughout the Company. We incorporate sustainability criteria into our purchasing policies, from selecting vendors that offer eco-friendly solutions to using fuel-efficient, lower emissions fleet vehicles. Every administrative and operational process is carefully reviewed to potentially reduce our carbon footprint.

Coincidentally, while attempting to minimize the impact of our business on the environment, an added benefit to improved environmental controls and waste reduction has been a decrease in our materials and administrative costs. Our shareholders appreciate the effect on our bottom line that is realized through paper recycling, mandating double-sided printing in many offices, installing motion-sensitive light controls, and other initiatives. Throughout our organization we are also working with suppliers, partners, and regulatory entities around the world to help shape strategies across our supply chain and procurement organization and advance sustainability in concrete ways. This benefits our business by reducing our operating costs – and it benefits the communities where we operate.

Our commitment to building sustainable communities has grown along with our business over the past 70 years. We support initiatives that protect the environment, conserve resources, and enhance the economic development of the communities where we operate. We are committed to investing our time, expertise, and resources to help develop and maintain vibrant, sustainable communities.

# Financial and Operating Highlights

| FOR THE YEARS ENDED DECEMBER 31, *(dollars in millions, except percentages and per share amounts)* | 2010 | 2009 | % Change |
|---|---|---|---|
| Revenues before Reimbursements | $ 1,030.4 | $ 969.9 | 6% |
| Net Income Attributable to Crawford & Company, before Impairment Charges | $ 39.1 | $ 25.3 | 55% |
| Cash Provided by Operating Activities | $ 26.2 | $ 51.7 | -49% |
| Earnings (Loss) Per Share – Basic | $ 0.54 | $ (2.23) | nm |
| Earnings (Loss) Per Share – Diluted | $ 0.53 | $ (2.23) | nm |
| Return on Average Shareholders' Investment | 38.8% | -99.6% | nm |

**REVENUES BEFORE REIMBURSEMENTS BY OPERATING SEGMENT**
*(dollars in thousands)*

| | |
|---|---|
| **$430,709 I 41.8%** | International Operations |
| **$245,496 I 23.8%** | Broadspire |
| **$190,029 I 18.5%** | U.S. Property & Casualty |
| **$164,183 I 15.9%** | Legal Settlement Administration |



**ADJUSTED DILUTED EARNINGS PER SHARE ON A NON-GAAP BASIS[1]**


$0.30
$0.32
$0.62
$0.48
$0.72
06
07
08
09
10

**REVENUES BEFORE REIMBURSEMENTS**
*(in thousands)*


$819.5
$975.1
$1,048.6
$969.9
$1,030.4
06
07
08
09
10

**CASES RECEIVED**
*(in thousands)*


1,155.2
1,360.6
1,312.3
1,240.1
1,259.8
06
07
08
09
10

*(1) The reconciliation of diluted earnings (loss) per share to the related non-GAAP adjusted diluted earnings per share is set out in the table below:*

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Diluted earnings (loss) per share | **$0.53** | $(2.23) | $0.62 | $0.32 | $0.30 |
| Add: Goodwill impairment charge | **0.19** | 2.71 | – | – | – |
| Adjusted diluted earnings per share on a non-GAAP basis | **$0.72** | $ 0.48 | $0.62 | $0.32 | $0.30 |

*"In 2010, the collective efforts of 1,200 employees, family and friends contributed to more than 50 coordinated service projects around the world."*

## GLOBAL DAY OF SERVICE – OCTOBER 2, 2010


Atlanta, Georgia, United States


Calgary, Alberta, Canada


Chennai, India


Jacksonville, Florida, United States


St. Louis, Missouri, United States


Nottingham, England, United Kingdom


Ottawa, Ontario, Canada


Bangkok, Thailand


Warsaw, Poland


Gothenburg, Sweden


Lake Zurich and Vernon Hills, Illinois, United States


Kuala Lumpur, Malaysia

# Directors and Global Executive Management Team

## Directors

**Charles H. Ogburn**
Non-Executive Chairman of the Board, Crawford & Company

**Jeffrey T. Bowman**
President and Chief Executive Officer, Crawford & Company

**Jesse C. Crawford**
President and Chief Executive Officer, Crawford Media Services, Inc.

**Harsha V. Agadi**
Chairman and Chief Executive Officer, Friendly's Ice Cream Corp.

**P. George Benson**
President, College of Charleston

**James D. Edwards**
Retired Partner of Arthur Andersen LLP

**Russel L. Honoré**
Retired Lieutenant General, U.S. Army

**Joia M. Johnson**
Executive Vice President, General Counsel and Corporate Secretary Hanesbrands, Inc.

**Clarence H. Ridley**[1]
Chairman Emeritus, Haverty Furniture Companies, Inc.

**E. Jenner Wood, III**
Chairman, President and Chief Executive Officer SunTrust Bank Atlanta/Georgia Division

[1] Retiring May 2011

## Global Executive Management Team

**Jeffrey T. Bowman**
President and Chief Executive Officer

**W. Bruce Swain, Jr.**
Executive Vice President Chief Financial Officer

**Allen W. Nelson**
Executive Vice President General Counsel, Corporate Secretary & Chief Administrative Officer

**Kevin B. Frawley**
Executive Vice President, Chief Executive Officer, Property & Casualty – Americas

**David A. Isaac**
Executive Vice President, Chief Executive Officer, The Garden City Group, Inc.

**Kenneth F. Martino**
Executive Vice President, Chief Executive Officer, Broadspire

**Ian V. Muress**
Executive Vice President, Chief Executive Officer, Property & Casualty – EMEA & Asia-Pacific

**Glenn T. Gibson**
Executive Vice President Chief Strategy Officer

**Michael F. Reeves**
Executive Vice President Global Markets

**Brian S. Flynn**
Senior Vice President Global Chief Information Officer

## The Crawford Brands


Crawford

**CRAWFORD & COMPANY** is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries.


GCG
People. Power. Performance.

**THE GARDEN CITY GROUP, INC.** administers class action settlements, designs and implements legal notice communications programs, administers Chapter 11 bankruptcy cases and provides expert consultation services.


GTS

**GLOBAL TECHNICAL SERVICES**℠ **(GTS**℠**)** is the single best global resource for adjusting large or complex losses. Our unique combination of experienced and qualified professionals, infrastructure, and leadership enables us to strategically manage major losses anywhere around the globe.


RSG
RISK SCIENCES GROUP

**RISK SCIENCES GROUP (RSG)** delivers risk management information systems (RMIS) that provide the ability to track and consolidate multi-coverage claims data and enterprise-wide exposures to risk by maintaining highly accurate and credible databases on behalf of each client.


SLS
a Crawford company

**SLS** encompasses Crawford's U.K. liability service with a combined staff of 150 specialists across 22 locations. Each office represents a local 'centre of excellence' staffed by experts from different liability disciplines.


BROADSPIRE
a Crawford Company

**BROADSPIRE**, a leading international third-party administrator for large self-insured organizations, offers a broad array of customized claim and medical management services designed to increase employee productivity and contain costs.


CONTRACTOR CONNECTION

**CRAWFORD CONTRACTOR CONNECTION**℠, an industry leader in contractor managed repair services, provides insurance carriers a national network of residential and commercial contractors that are vetted and performance managed, measuring quality, time in process, and customer satisfaction.


KMC
OnDemand

**KMC ON DEMAND**℠ provides employees, clients, and the property and casualty industry with a unique online platform that marries cutting-edge knowledge management technology with customized insurance courses and performance support information.


SWS
STRATEGIC WARRANTY SERVICES

**STRATEGIC WARRANTY SERVICES**℠ provides warranty solutions to manufacturers and retailers in the home construction and building products industry. Our end-to-end suite of warranty solutions helps companies be more efficient, more productive, and more focused on their core business.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D. C. 20549**

# Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2010**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**



**Commission file number 1-10356.**

# CRAWFORD & COMPANY

*(Exact name of Registrant as specified in its charter)*

**Georgia**
*(State or other jurisdiction of incorporation or organization)*

**58-0506554**
*(I.R.S. Employer Identification Number)*

**1001 Summit Boulevard, Atlanta, Georgia**
*(Address of principal executive offices)*

**30319**
*(Zip Code)*

**Registrant's telephone number, including area code**
**(404) 300-1000**
**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Class A Common Stock — $1.00 Par Value | New York Stock Exchange |
| Class B Common Stock — $1.00 Par Value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**
*(Title of Class)*

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐.

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's voting and non-voting common stock held by non-affiliates of the Registrant was $73,661,442 as of June 30, 2010, based upon the closing prices of such stock as reported on the NYSE on such date. For purposes hereof, beneficial ownership is determined under rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934, and excludes voting and non-voting common stock that may be deemed beneficially owned by the directors and executive officers of the Registrant, some of whom may not be deemed to be affiliates upon judicial determination.

The number of shares outstanding of each of the Registrant's classes of common stock, as of March 1, 2011, was:

Class A Common Stock — $1.00 Par Value — 28,782,546 Shares
Class B Common Stock — $1.00 Par Value — 24,697,172 Shares

**Documents incorporated by reference:**

Portions of the Registrant's Proxy Statement for its annual shareholders' meeting to be held May 5, 2011 are incorporated by reference into Part III hereof.

**CRAWFORD & COMPANY**

**FORM 10-K**
**For The Year Ended December 31, 2010**

**Table of Contents**

**PART I**


| | | |
|---|---|---|
| Item 1. | Business | 4 |
| Item 1A. | Risk Factors | 11 |
| Item 1B. | Unresolved Staff Comments | 15 |
| Item 2. | Properties | 15 |
| Item 3. | Legal Proceedings | 15 |


**PART II**


| | | |
|---|---|---|
| Item 5. | Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities | 16 |
| Item 6. | Selected Financial Data | 17 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 18 |
| Item 7A. | Quantitative and Qualitative Disclosures about Market Risk | 48 |
| Item 8. | Financial Statements and Supplementary Data | 50 |
| Item 9A. | Controls and Procedures | 97 |


**PART III**


| | | |
|---|---|---|
| Item 10. | Directors, Executive Officers and Corporate Governance | 98 |
| Item 11. | Executive Compensation | 98 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters | 98 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 98 |
| Item 14. | Principal Accounting Fees and Services | 98 |


**PART IV**


| | | |
|---|---|---|
| Item 15. | Exhibits, Financial Statement Schedules | 99 |
| | Signatures | 103 |
| | Exhibit Index | 105 |

EX-21.1

EX 23.1

EX-31.1

EX-31.2

EX-32.1

EX-32.2

We use the terms "Crawford", "the Company", "the Registrant", "we", "us" and "our" to refer to the business of Crawford & Company and its subsidiaries.

**Cautionary Statement Concerning Forward-Looking Statements**

This report contains and incorporates by reference forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Exchange Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Statements contained in this report that are not statements of historical fact are forward-looking statements made pursuant to the "safe harbor" provisions thereof. These statements may relate to our business strategy, goals and expectations concerning our market position, future operations, margins, case and project volumes, profitability, contingencies, and capital resources. The words "anticipate", "believe", "could", "would", "should", "estimate", "expect", "intend", "may", "plan", "goal", "strategy", "predict", "project", "will" and similar terms and phrases identify forward-looking statements in this report and in the documents incorporated by reference in this report. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" and elsewhere in this report and those described from time to time in our reports filed with the Securities and Exchange Commission.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations and the forward-looking statements related to our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. You should not place undue reliance on any forward-looking statements. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to publicly update any of these forward-looking statements in light of new information or future events.

## PART I

### ITEM 1. *BUSINESS*

Headquartered in Atlanta, Georgia, and founded in 1941, the Company is the world's largest (based on annual revenues) independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims Solutions[SM] offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

### DESCRIPTION OF SERVICES

The Company has four operating segments: U.S. Property & Casualty, which serves the U.S. property and casualty insurance company markets; International Operations, which serves the property and casualty insurance company markets outside of the U.S.; Broadspire, which serves the U.S. self-insurance marketplace; and Legal Settlement Administration, which serves the securities, bankruptcy and other legal settlements markets, primarily in the U.S.

The percentages of the Company's total revenues before reimbursements derived from each operating segment are shown in the following table:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| U.S. Property & Casualty | **18.5%** | 21.3% | 20.8% |
| International Operations | **41.8%** | 40.4% | 42.3% |
| Broadspire | **23.8%** | 29.8% | 29.8% |
| Legal Settlement Administration | **15.9%** | 8.5% | 7.1% |
| | **100.0%** | 100.0% | 100.0% |

Revenues and expenses from the Company's subsidiaries outside of the U.S., Canada and the Caribbean are reported and consolidated on a two-month delayed basis in accordance with the provisions of Accounting Standards Codification 810, "Consolidation," in order to provide sufficient time for accumulation of their results and, accordingly, the Company's December 31, 2010, 2009, and 2008 consolidated financial statements include the financial position of such subsidiaries as of October 31, 2010, 2009, and 2008, respectively, and the results of those subsidiaries' operations and cash flows for the fiscal years ended October 31, 2010, 2009 and 2008, respectively.

In the normal course of the Company's business, it sometimes incurs certain out-of-pocket expenses that are reimbursed by its clients. Under U.S. generally accepted accounting principles ("GAAP"), these out-of-pocket expenses and associated reimbursements are required to be included when reporting revenues and expenses in the Company's consolidated results of operations. However, because the amounts of reimbursed expenses and related revenues offset each other in the accompanying consolidated statements of operations with no impact to net income (loss), management does not necessarily believe it is informative or beneficial to include these amounts in revenues or expenses, respectively. In addition, unless otherwise indicated, revenue amounts for each of our operating segments described herein exclude reimbursements for out-of-pocket expenses and expense amounts exclude reimbursed out-of-pocket expenses, income taxes, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and unallocated corporate and shared costs. A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying audited consolidated financial statements.

***U.S. PROPERTY & CASUALTY.*** The Company's U.S. Property & Casualty segment provides claims management services in the U.S., mainly to insurance companies. U.S. insurance companies customarily manage their own claims administration function, but often rely upon third party service providers for the various services which the Company provides, primarily with respect to the field investigation and evaluation of property and casualty insurance claims.

U.S. Property & Casualty services are provided through four major service lines: Claims Field Operations, Contractor Connection[SM], Technical Services, and Catastrophe Services.

***Claims Field Operations***

Claims Field Operations is the largest service line of our U.S. Property & Casualty segment. Services provided by Claims Field Operations include property claims management, casualty claims management, vehicle services and strategic warranty services.

*Property Claims Management Services* — Property claims management services are designed to service all types of losses. Upon assignment, the Company assembles a team of claims professionals, consultants, and project management specialists, as needed, to evaluate and, if appropriate, settle a claim, and prevent further loss. The Company maintains an extensive network of property and general adjusters in order to service assignments efficiently, regardless of location. No matter which service is contracted, the Company has designed its strict service standards to deliver quality service on every assignment.

*Casualty Claims Management Services* — Casualty claims management services provides a comprehensive menu of services ranging from task assignment to investigation and claims resolution. Casualty claims management services include: Claims Alert (the Company's 24-hour, toll-free claims intake center); continuous adjudication of any claim, from the initial investigation through settlement; prompt, on-scene accident investigation--available 24-hours a day, 7 days a week; expert testimony and deposition support; medical and vocational consulting for litigation support; provider/hospital bill auditing; subrogation and recovery services; and transportation services.

*Vehicle Services* — Vehicle services are a comprehensive suite of services for all vehicle classes, from private automobiles to tanker trucks or other specialty equipment. These services include vehicle damage appraisal, heavy equipment appraisal, and vehicle condition inspection.

*Strategic Warranty Services* — Strategic warranty services provides services to manufacturers seeking to outsource all or a portion of their warranty administration and inspection work. While still performing inspections for a number of building product class action settlements, product offerings have been expanded to include warranty services for manufacturers of other products, including roofing, composite decking, doors, windows, composite and vinyl siding and trim. Inspections include observations and tests necessary to determine appropriate compensation under legal settlements or the applicability of the manufacturer's warranty provisions.

***Contractor Connection***

Crawford Contractor Connection[SM] is the largest independently managed contractor network in the industry, with more than 3,500 residential and commercial contractors in the U.S. Contractor Connection offers a cost-effective solution for the insurance and consumer industries. This innovative service solution for high-frequency, low severity claims optimizes the time and work process needed to resolve property claims. Contractor Connection supports our broad business process outsourcing strategy by providing high-quality outsourced contractor management to national and regional insurance carriers. All network contractors provide a workmanship warranty for their work. The Contractor Connection five point Quality Assurance Program uses performance management tools to track timeline, efficiency and customer satisfaction, to help deliver a consistent high level of customer satisfaction aligned with the insurance carrier focus on policy holder retention.

***Technical Services***

Our technical services line is devoted to large, complex claims. Our team of strategic loss managers and technical adjusters are experts with specific experience and industry focus required to evaluate and assess damages under extreme conditions. Our technical adjusting staff function as strategic loss managers, offering the security and confidence that every aspect of loss management will be planned, organized and executed at levels necessary to meet industry, technical and regulatory standards.

***Catastrophe Services***

Our catastrophe services line is an independent adjusting resource for insurance claims management in response to natural or man-made disasters. A catastrophe, as defined by the insurance industry, is a disaster that causes a certain dollar amount of damage, generally set at $25 million in insured damage. Individual insurance companies may have their own definitions, and may declare a "catastrophe" based on the anticipated loss to their policyholders in the impacted area. We have one of the largest trained and credentialed field forces in the industry. Catastrophe Services utilizes a proprietary response mechanism to ensure prompt, effective management of each and every catastrophic event for our clients. In most cases of catastrophe, an insurance company may want to establish special claims processing centers, 24-hour emergency hotlines and send additional, specially trained claims adjusters to the catastrophe scene. These "catastrophe teams" generally arrive as soon as possible and stay as long as they are needed. In the aftermath of any catastrophic event, policyholders and claimants expect fast, responsive service. Catastrophe Services is uniquely equipped to handle the increases in volume, complexity and additional stress and strain on the system of carrier infrastructure caused by catastrophes.

***Insured Risk Categories***

Claims administration services offered by our U.S. Property & Casualty segment are provided to clients pursuant to a variety of different referral assignments which generally are classified by the underlying insured risk categories, or major types of loss, used by insurance companies. These major risk categories are:

- Automobile — all types of losses involving use of an automobile, including bodily injury, physical damage, medical payments, collision, fire, theft, and comprehensive liability.
- Property — losses caused by physical damage to commercial or residential real property and certain types of personal property. Such losses include those arising from fire, windstorm, or hail damage to commercial and residential property; burglary, robbery or theft of personal property; and damage to property under inland marine coverage.
- Workers' Compensation — claims arising under state and federal workers' compensation laws.
- Public Liability — a wide range of non-automobile liability claims such as product liability; owners, landlords and tenants liabilities; and comprehensive general liability.
- Catastrophe — all types of natural disasters, such as hurricanes, earthquakes and floods, and man-made disasters such as oil spills, chemical releases, and explosions.

***INTERNATIONAL OPERATIONS.*** Substantially all of the Company's international revenues are derived from the insurance company market. In this market, International Operations provides field investigation and evaluation of property and casualty insurance claims. The major elements of international claims management services are substantially the same as those provided to U.S. property and casualty insurance company clients by our U.S. Property & Casualty segment. These services are generally classified by the underlying risk categories, or major types of loss, used by insurance companies. The major risk categories and primary related services offered by the Company are described below:

- Property and Casualty — loss adjusting services for property (volume and major incident as described above), general liability, employer's liability, professional indemnity for directors and officers, and product liability services.
- Household and Commercial — claims handling services, including management of suppliers.
- Oil, Energy & Engineering — loss adjusting services for oil, gas, petrochemicals and other energy risks, utilities and mining industries risks, and marine and off-shore risks.
- Environmental Pollution — cost-containment and claims management services with respect to environmental related losses.
- Construction — loss adjusting services under contractors' all risk, engineering all risk, and contractors' liability coverages. Additionally, the Company evaluates machinery breakdown claims and provides peripheral services including plant valuation and loss prevention surveys.
- Catastrophe — organizing major loss teams to provide claims management and cost containment services.
- Class Action — handling all administrative functions related to product liability, securities, bankruptcy and other legal settlements, including notice to and qualifying of class members, determining and dispersing payments, and administering settlement funds.
- Marine — loss adjusting services for freight carriers' liability, loss investigations, recoveries, salvage disposal, yacht and small craft, cargo, container, discharge, draft, general average, load, trailer and on/off live surveys, ship repairer liability and port stevedore liability.

- Specie and Fine Art — loss adjusting services under fine art dealers', jewelers' and furriers' block policies.

- Banking, Financial and Political Risks — loss adjusting functions under bankers' blanket bond, political risk, and financial contingency policies.

- Livestock — loss adjusting services on bloodstock and liability/equestrian activity.

- Reinsurance — external audits, portfolio analyses, and management and marketing research, as well as claims adjustment services.

- Medical and Vocational Case Management — specialized return to work and expert testimony services in the employer liability and auto liability markets.

For a discussion of certain risks attendant to international operations, See Item 1A, "Risk Factors — A significant portion of our operations are international. These international operations face political, legal, operational, exchange rate and other risks not generally present in U.S. operations, which could negatively affect those operations or our business as a whole."

***BROADSPIRE.*** Broadspire is a leading third-party administrator to employers and insurance companies, offering a comprehensive integrated platform of workers' compensation and liability claims management as well as medical management services. Through this segment, the Company serves clients in the self-insured or commercially insured marketplace by providing them with a complete range of claims and risk management services. In addition to field investigation and claims evaluation, Broadspire also offers initial loss reporting services, loss mitigation services such as medical bill review, medical case management and vocational rehabilitation, administration of trust funds established to pay claims, and risk management information services. Broadspire's services are provided through three major service lines: Claims Management Services, Medical Management Services and Risk Management Information Services.

*Claims Management Services*

Broadspire offers a comprehensive, integrated approach to workers' compensation and liability claims management. Our service model applies a standardized, streamlined and strategic process designed to shorten claim duration and reduce overall claim costs, while at the same time helping to ensure that covered employees receive any medical or related care they need to enable a healthy and prompt return to work. By combining web-based advanced software with strategic plans of action, Broadspire can quickly identify and counteract issues that may otherwise delay claim closure. Claims management services include:

- coordination of national account claim handling activities to help promote consistent performance;

- fair, prompt and courteous service through adherence to published service standards;

- preparation of detailed plans to control the disposition of claims;

- maximization of claim recoveries from subrogation, salvage and second-injury funds; and

- consultation with clients at defined points in the decision-making process.

In August 2009, Broadspire completed the first phase of the implementation of *Risk*Tech®, a proprietary claims management system embedded with client instructions, jurisdictional rules and regulations, and Broadspire's service standards. *Risk*Tech is a rules-based system designed specifically to control claims quality and consistency. Additional phases of *Risk*Tech are expected to be deployed in 2011 and 2012.

Broadspire also provides e-Triage®, a proprietary web-based application that addresses core problems such as inconsistency in claim practices and failure to identify complex files early in the life of a claim. By using a multi-tiered interview process backed by a database of research, e-Triage functions as a decision support system that helps claims and medical professionals identify potential complications and recommends actions for management of each individual claim.

*Medical Management Services*

Medical Field Case Management — Broadspire's case managers proactively manage medical treatment while facilitating understanding of, and participation in, the rehabilitation process. These programs aim to help employees recover as quickly as possible in the most cost-effective method. Medical management services include:

- field nurses and vocational experts, as well as telephonic nurses;
- a professional team with extensive experience and credentials;
- proprietary cost containment programs aimed at controlling medical costs;
- access to current information about treatment, healthcare and rehabilitative techniques;
- proactive management that focuses on abilities and results;
- system integration with claims adjusters;
- on-site physician advisors and on-line medical resources; and
- AAHCC/URAC accreditation.

Disability — Through its partnerships with leading providers of disability administration, absence management and integrated benefits delivery, Broadspire offers leave of absence, FMLA/state leaves, short-term disability and long-term disability administration programs.

Risk and Safety Consulting — Through its relationship with a large, comprehensive loss control firm, Broadspire also offers risk and safety services.

*Risk Management Information Services*

Risk Sciences Group, Inc. ("RSG"), which reports through the Broadspire segment, is a leading risk management information systems ("RMIS") software and services company with a history of providing customized risk management solutions to Fortune 1000 companies, insurance carriers, and brokers. RSG's software is designed for corporate risk managers to consolidate disparate workers' compensation, property and liability claims data to allow them to more accurately analyze and manage their losses and their risk to exposures. RSG's flagship product, Sigma Encore, is a suite of software applications launched through the RSG portal and is accessible by users worldwide. Application components include claims administration, exposures, OSHA reporting, policy and property management. Data consolidation and validation services are core to every solution. RSG consolidates data from multiple sources into a single repository and applies proprietary data validation routines. RSG markets these products and services nationally through its sales force directly to corporations and indirectly through its broker channels and carrier partners.

RSG released a pure web enabled product, Dmitri℠, in December 2010. Dmitri provides risk management information via the web 24 hours a day, seven days a week. RSG expects to commence current client deployments from Sigma Encore onto the Dmitri platform from March 2011 and into 2012.

*Insured Risk Categories*

The claims administration services offered by the Broadspire segment are provided to clients pursuant to similar underlying insured risk categories as our U.S. Property & Casualty segment. Major risk categories serviced by the Broadspire segment are:

- Automobile — all types of losses involving use of an automobile, including bodily injury, physical damage, medical payments, collision, fire, theft, and comprehensive liability.
- Workers' Compensation — claims arising under state and federal workers' compensation laws.
- Public Liability — a wide range of non-automobile liability claims such as product liability; owners, landlords and tenants liabilities; and comprehensive general liability.

***LEGAL SETTLEMENT ADMINISTRATION.*** The Company provides legal settlement administration services related to settlements of securities cases, product liability cases, bankruptcy noticing and distribution, and other legal settlements, by identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds. Such services are generally referred to by the Company as class action services and are performed by The Garden City Group, Inc. ("GCG"). An executive team, including attorneys with class action, bankruptcy and mass tort litigation experience, guides each project initiative. Since 1984, GCG has been focusing on diligently helping its clients bring their toughest cases to timely, positive conclusions. GCG provides field-experienced, multi-disciplined and technology-driven teams to support each case with appropriate administrative services and resources. GCG offers:

- litigation support services;
- flexible technologies and analytical tools;
- customized, cost-effective plans;
- expert assessment on administration options;
- strategic guidance; and
- global resources.

Information Technologies — A cornerstone of GCG's success lies in its case-customizable proprietary software. Engineered and maintained by GCG's dedicated I.T. team, GCG's information management and claims settlement processing technologies are designed to sustain the highest level of data integrity in legal administration and claim management. GCG deploys quality assurance tools and techniques to check and balance its output, and its claims processing systems allow for immediate access to case details at any level.

Additional financial information regarding each of the Company's segments and geographic areas, including the information required by Item 101(b) of Regulation S-K, is included in Note 12, "Segment and Geographic Information," to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

**MATERIAL CUSTOMERS**

For the year ended December 31, 2010, the Company did not have consolidated sales to any single customer that exceeded ten percent of total revenues before reimbursements, however two of the Company's segments had consolidated sales to single customers that exceeded ten percent of that segment's total revenues before reimbursements. The Company's International Operations segment derived a material amount of its revenue from a single customer. The loss of this customer would likely result in lower revenues and operating earnings of the International Operations segment. The Legal Settlement Administration segment derived a material amount of its revenue from a single customer for a special project. We expect that our work on this special project in 2011 will be much less than in 2010 and as a result, the revenues and operating earnings of the Legal Settlement Administration segment are expected to be significantly less than the 2010 revenues and operating earnings.

**INTELLECTUAL PROPERTY AND TRADEMARKS**

The Company's intellectual property portfolio is an important asset which it seeks to expand and protect globally through a combination of trademarks, trade names, copyrights and trade secrets. The Company owns a number of active trademark applications and registrations, which expire at various times. As the laws of many countries do not protect intellectual property to the same extent as the laws of the United States, the Company cannot ensure that it will be able to adequately protect its intellectual property assets outside of the United States. The failure to protect our intellectual property assets could have a material adverse affect on our business.

**SERVICE DELIVERY**

The Company's claims management services are offered primarily through its global network serving clients in more than 70 countries.

## COMPETITION

The claims services markets, both in the U.S. and internationally, are highly competitive and are comprised of a large number of companies of varying size and offering a varying scope of services. Within these service markets, the Company competes primarily based on quality and scope of service offerings, price and geographic location. Competitors include large insurance companies and insurance brokerage firms which, in addition to their primary services of insurance underwriting or insurance brokerage, also often provide services such as claims administration, healthcare and disability management, and risk management information systems. Many of these companies are larger than the Company in terms of annual revenues and total assets, and may, at any time, be able to significantly expand their resource allocation in order to more effectively compete with the Company; however, based on experience in the market, the Company believes that few, if any, of such organizations derive revenues from independent claims administration activities which equal the Company's.

In addition to large insurance companies and insurance brokerage firms, the Company competes with a great number of smaller local and regional claims management services firms located throughout the U.S. and internationally. Many of these smaller firms have rate structures that are lower than the Company's or may, in certain markets, have local knowledge which provides them a competitive advantage. The Company does not believe that these smaller firms offer the broad spectrum of claims management services in the range of locations the Company provides and, although such firms may secure business which has a local or regional source, the Company believes its quality product offerings, broader scope of services, and large number of geographically dispersed offices provide the Company with an overall competitive advantage in securing business from both U.S. and international clients. There are also national independent companies that provide a similar broad spectrum of claims management services and who directly compete with the Company.

The legal settlement administration market is also highly competitive but comprised of a smaller number of specialized entities. The demand for these services is largely dependent on the volume of securities and product liability class action settlements, the volume of Chapter 11 bankruptcy filings and the resulting settlements, and general economic conditions.

## EMPLOYEES

At December 31, 2010, the total number of full-time equivalent employees ("FTEs") was 8,678. The Company generally considers its relations with its employees to be good. In addition, the Company has available a significant number of temporary employees and independent contractors, as and when the demand for services requires, primarily as a result of catastrophic events. The Company, through Crawford Educational Services, provides many of its employees with formal classroom training in basic and advanced skills relating to claims administration and healthcare management services. Such training is generally provided at the Company's education facility in Atlanta, Georgia, although much of the material is also available through correspondence courses and the Internet. In many cases, employees are required to complete these or other professional courses in order to qualify for promotion from their existing positions.

In addition to technical training through Crawford Educational Services, the Company also provides ongoing professional education for certain of its management personnel on general management, marketing, and sales topics. These programs involve both in-house and external resources.

## BACKLOG

At December 31, 2010 and 2009, our Legal Settlement Administration segment had an estimated backlog of projects awarded totaling approximately $90.0 million and $55.0 million, respectively. Additional information regarding this backlog is contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K under the caption "Legal Settlement Administration."

## AVAILABLE INFORMATION

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 are available free of charge as soon as reasonably practicable after these reports are electronically filed or furnished to the Securities and Exchange Commission ("SEC") on our website, www.crawfordandcompany.com via a link to a third party website with SEC filings. The information contained on, or hyperlinked from, our website is not a part of, nor is it incorporated by reference into, this Annual Report on Form 10-K. Copies of the Company's annual report will also be made available, free of charge, upon written request to Corporate Secretary, Legal Department, Crawford & Company, 1001 Summit Boulevard, Atlanta, Georgia 30319.

## ITEM 1A. *RISK FACTORS*

*You should carefully consider the risks described below, together with the other information contained in this Annual Report on Form 10-K and in our other filings with the SEC from time to time when evaluating our business and prospects. Any of the events discussed in the risk factors below may occur. If they do, our business, results of operations or financial condition could be materially adversely affected. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our financial condition or results of operations.*

***We are experiencing declines in the volume of cases referred to us for many of our service lines and are unable to determine future trends in case volumes. We depend on case volumes for our revenues, and a continued decline will result in a reduction of revenue.***

We are experiencing declines in the volume of cases referred to us for many of our service lines associated with the property, casualty and self-insurance insurance industry. Because we depend on case volume for revenue streams, future reductions may adversely impact our results of operations and financial condition. We are unable to predict the future of this trend for a number of reasons, including the following:

- changes in the degree to which property and casualty insurance carriers outsource, or intend to outsource, their claims handling functions are generally not disclosed in advance;
- the occurrence and length of a "hard" insurance cycle, described below;
- changes in the overall employment levels and associated workplace injury rates in the U.S. could impact the number of total claims;
- the growth of alternative risk programs and changes in the level of use of independent third party administrators such as us, as opposed to in-house programs or administrators affiliated with brokers or insurance carriers;
- the frequency and severity of weather-related, natural, and man-made disasters, which are a significant source of claims for us, are generally not subject to accurate forecasting;
- major insurance carriers, underwriters, and brokers could elect to expand their activities as administrators and adjusters, which would directly compete with our business; and
- we may not desire to or be able to renew existing major contracts with clients.

If our case volume referrals further decline for any of the foregoing, or any other reason, our revenues may decline, which could materially adversely affect our financial condition and results of operations.

***Our U.S. and United Kingdom ("U.K.") defined benefit pension plans are significantly underfunded. Future funding requirements, including those imposed by any further regulatory changes, could restrict cash available for our operating, financing and investing requirements.***

At the end of the most recent measurement periods for our defined benefit pension plans, before the $20.0 million contribution made in January 2011, our projected benefit obligations were underfunded by $168.5 million. The Pension Protection Act of 2006 (the "Act") (as amended by the Worker, Retiree and Employer Recovery Act of 2008) requires us to make substantial contributions to our frozen U.S. defined benefit pension plan over the next five years in order for us to meet the "Funding Target Liability" as defined in the Act. In addition, regulatory requirements in the U.K. require us to make additional contributions to our underfunded U.K. defined benefit pension plans. Continued volatility in the capital markets may also have a further negative impact on our U.S. and U.K. pension funds, which may further increase the underfunded portion of our pension plans and our attendant funding obligations. The required contributions to our underfunded defined benefit pension plans will reduce our liquidity, restrict available cash for our operating, financing, and investing needs and may materially adversely affect our financial condition.

While we intend to comply with our future funding requirements through the use of cash from operations, there can be no assurance that we will generate enough cash to do so. Our inability to fund these obligations through cash from operations could require us to seek funding from other sources, including through additional borrowings under our Credit Agreement (defined below), if available, or proceeds from debt or equity offerings. There can be no assurance that we would be able to obtain any such external funding in amounts, at times and on terms that we deem commercially reasonable, in order for us to meet these obligations. Furthermore, any of the foregoing could materially increase our outstanding debt or debt service requirements, or dilute the value of the holdings of our current shareholders, as the case may be. Our inability to comply with any funding obligations in a timely manner could materially adversely affect our financial condition.

***Continued effects from the recent recession, including continued economic uncertainty, could further negatively affect our business, results of operations, and financial condition.***

The recent recession affected, among other things, the banking system, financial markets, general economic development, employment levels and, to a lesser extent, some of our insurance company clients. The effects of this recession have significantly impacted our business, including reducing claims volumes and revenues. There could be a number of other follow-on effects from the recession on our business, including: insolvency of key clients; the inability of our clients to obtain credit to pay us for the services that we render; counterparty failures negatively impacting our and our clients' treasury operations; increased expense or inability to obtain financing for our operations; and requirements for us to further materially increase the periodic expense and the funding obligations under our various defined benefit pension plans. We cannot predict the further extent to which any of the foregoing may impact our business, results of operations or financial condition.

***We have debt covenants in our credit facility that require us to maintain compliance with certain financial ratios and other requirements. If we are not able to maintain compliance with these requirements, all of our outstanding debt could become immediately due and payable.***

We are party to a credit agreement, dated October 31, 2006, as amended, along with Crawford & Company International, Inc., the lenders party thereto and SunTrust Bank, as issuing bank and administrative agent for the lenders (the "Credit Agreement"). The Credit Agreement contains customary representations, warranties and covenants, including covenants limiting liens, indebtedness, guarantees, mergers and consolidations, substantial asset sales, investments and loans, sale and leasebacks, restrictions on dividends and distributions, and other fundamental changes. Additionally, the Credit Agreement contains covenants requiring us to remain in compliance with a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum consolidated net worth. The covenants become more restrictive in the future and, if we do not maintain compliance with the covenant requirements, we will be in default under the Credit Agreement. In such an event, the lenders under the Credit Agreement would generally have the right to declare all then-outstanding amounts thereunder immediately due and payable. If we could not obtain a required waiver on satisfactory terms, we could be required to renegotiate the terms of the Credit Agreement or immediately repay this indebtedness. Any such renegotiation could result in less favorable terms, including additional fees, higher interest rates and accelerated payments, and would necessitate significant time and attention of management, which could divert their focus from business operations. While we do not presently expect to be in violation of any of these requirements, no assurances can be given that we will be able to continue to comply with the increasingly restrictive nature thereof. There can be no assurance that our actual financial results will match our projected results or that we will not violate such covenants. Any failure to continue to comply with such requirements could materially adversely affect our borrowing ability and access to liquidity, and thus our overall financial condition.

***The Broadspire segment currently operates on multiple claims software platforms. We are in the process of consolidating the multiple claims platforms into Risk*Tech*, our proprietary claims management system. While we expect to benefit from certain cost savings and other synergies from migrating to this proprietary platform, no assurances can be provided we will achieve any such benefits.***

Our Broadspire segment currently utilizes multiple claims adjudication software platforms for collection of client data. Broadspire has begun the process of consolidating these platforms into *Risk*Tech, our proprietary claims management system. The achievement of operational efficiencies, including reduced costs of maintaining multiple claims platforms, depends upon the successful integration of all claims platforms into *Risk*Tech. Consolidation of the claims platforms is anticipated to continue through 2012; however, the Company cannot guarantee that it will complete the scheduled integration on time, or that, once completed, the integrated platform will provide the expected benefits. Failure to achieve targeted integration goals or the scheduled timeline may adversely affect our results of operations.

***We may not be able to identify new revenue sources not directly tied to the insurance underwriting cycle and therefore may remain subject to underwriting cycle market risk.***

The insurance industry has in the past, and may in the future go through a hard market cycle. Indicators of a hard insurance underwriting cycle generally include higher premiums, higher deductibles, lower liability limits, excluded coverages, reservation of rights letters and unpaid claims. During a hard insurance underwriting market, insurance companies typically become very selective in the risks they underwrite and insurance premiums and policy deductibles increase. This often results in a reduction in industry-wide claims volumes, which reduces claim referrals to us unless we can offset the decline in claim referrals with growth in our market share. In softer insurance markets, when insurance premium and deductible levels are generally in decline, industry-wide claim volumes generally increase, which should increase claim referrals to us provided property and casualty insurance carriers do not reduce the number of claims they outsource to independent firms such as ours.

We are subject to this insurance underwriting market risk and try to mitigate this risk through the development and marketing of services that are not affected by the insurance underwriting cycle, such as those related to class action and warranty services. However, there can be no assurance that our mitigation efforts will be effective with respect to eliminating or reducing underwriting market risk. To the extent we cannot effectively minimize the risk through diversification, our financial condition and results of operations could be materially adversely impacted in future hard market cycles.

***We may not be able to develop or acquire necessary I.T. resources to support and grow our business. Our failure to do this could materially adversely affect our business, results of operations and financial condition.***

We have made substantial investments in software and related technologies that are critical to the core operations of our business. These I.T. resources will require future maintenance and enhancements, potentially at substantial costs. Additionally, these I.T. resources may become obsolete in the future and require replacement, potentially at substantial costs. We may not be able to develop, acquire replacement resources or identify new technology resources necessary to support and grow our business. Any failure to do so, or to do so in a timely manner or at a cost considered reasonable by us, could materially adversely affect our business, results of operations and financial condition.

***A significant portion of our businesses are international. These international operations face political, legal, operational, exchange rate and other risks not generally present in U.S. operations, which could negatively affect those operations or our business as a whole.***

Our international operations face political, legal, operational, exchange rate and other risks that we do not face in our domestic operations. We face the risk of discriminatory regulation, nationalization or expropriation of assets, changes in both domestic and foreign laws regarding trade and investment abroad, potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into U.S. dollars or other currencies.

International operations also subject us to numerous additional laws and regulations affecting our business, such as those related to labor, employment, worker health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anticorruption, including but not limited to the Foreign Corrupt Practices Act ("FCPA"). The FCPA prohibits giving anything of value intended to influence government officials. Although we have put into place policies and procedures aimed at ensuring legal and regulatory compliance, our employees, subcontractors and agents could take actions that violate any of these requirements. Violations of these regulations could subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business, financial condition or results of operations.

***We operate in highly competitive markets and face intense competition from both established entities and new entrants into those markets. Our failure to compete effectively may adversely affect us.***

The claims services markets, both in the U.S. and internationally, are highly competitive and are comprised of a large number of companies of varying size and offering a varying scope of services. These include large insurance companies and insurance brokerage firms which, in addition to their primary services of insurance underwriting or insurance brokerage, also provide services such as claims administration, healthcare and disability management, and risk management information systems. Many of these companies are larger than us in terms of annual revenues and total assets, and may be more able to devote significant resources to advertising, marketing and price competition. In addition, we also compete with a great number of smaller local and regional claims management services firms located throughout the U.S. and internationally. Many of these smaller firms have rate structures that are generally lower than ours, or may, in certain markets, have local knowledge that provides them with a competitive advantage. There are also national independent companies that provide a similar broad spectrum of claims management services and who directly compete with us. We have also encountered increased pricing pressures from both our clients and competitors, and we expect this trend to continue. In the event we are not able to successfully compete in the markets in which we operate, we could experience an adverse effect on our results of operations, cash flows or financial position.

***We may not be able to recruit, train, and retain qualified personnel, including retaining a sufficient number of on-call claims adjusters, to respond to catastrophic events that may, singularly or in combination, significantly increase our clients' needs for adjusters.***

Our catastrophe revenues can fluctuate dramatically based on the frequency and severity of natural and man-made disasters. When such events happen, our clients usually require a sudden and substantial increase in the need for catastrophic claims services, which can place strains on the capacity of our catastrophe adjusters. Our internal resources are sometimes not sufficient to meet these sudden and substantial increases in demand. When these situations occur, we must retain outside adjusters (temporary employees and contractors) to increase our capacity. There can be no assurance that we will be able to retain such outside adjusters with the requisite qualifications, at the times needed or on terms that we believe are economically reasonable. Insurance companies and other loss adjusting firms also aggressively compete for these independent adjusters, who often command high prices for their services at such times of peak demand. Such competition could reduce availability, increase our costs and reduce our revenues. Our failure to timely, efficiently and competently provide these services to our clients could result in reduced revenues, loss of customer goodwill and a negative impact on our results of operations.

***Legal Settlement Administration service revenues are project-based and can fluctuate significantly from period to period for any number of reasons, any of which can materially impact our financial condition and results of operations.***

Our Legal Settlement Administration service revenues are project-based and can fluctuate significantly from period to period. Revenues from this segment are in part dependent on product liability, bankruptcy and securities class action cases and settlements. Legislation or a change in market conditions could curtail, slow or limit growth of this part of our business. Tort reforms in the U.S., both at the national and state levels, could limit the number and size of future class action cases and settlements. Any slowdown in the referral of projects to the Legal Settlement Administration segment or the commencement of services under the projects in any period could materially adversely impact our financial condition and results of operations.

***If we do not protect our proprietary information and technology resources and prevent third parties from making unauthorized use of our proprietary information, intellectual property, and technology, our financial results could be harmed.***

We rely on a combination of trademark, trade name, copyright and trade secret laws to protect our proprietary information, intellectual property, and technology. However, all of these measures afford only limited protection and may be challenged, invalidated or circumvented by third parties. Third parties may copy aspects of our processes, products or materials, or otherwise obtain and use our proprietary information without authorization. Third parties may also develop similar or superior technology independently, including by designing around any of our proprietary technology. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our intellectual property in those countries. Any legal action that we may bring to protect intellectual property and proprietary information could be expensive and may distract management from day-to-day operations. Unauthorized copying or use of our intellectual property or proprietary information could materially adversely affect our financial condition and results of operations.

***We are, and may become, party to lawsuits or other claims that could adversely impact our business.***

In the normal course of the claims administration services business, we are named as a defendant in suits by insureds or claimants contesting decisions by us or our clients with respect to the settlement of claims. Additionally, our clients have periodically brought actions for indemnification on the basis of alleged negligence on our part or on the part of our agents or our employees in rendering service to clients. There can be no assurance that additional lawsuits will not be filed against us.

There also can be no assurance that any such lawsuits will not have a disruptive impact upon the operation of our business, that the defense of the lawsuits will not consume the time and attention of our senior management and financial resources or that the resolution of any such litigation will not have a material adverse effect on our business, financial condition and results of operations.

***The Company's International Operations and Legal Administration segments derive a significant portion of their revenue from single customers. The loss of either or both of these customers would likely result in lower revenues and operating earnings for the impacted segments.***

For the year ended December 31, 2010, our International Operations segment derived in excess of 10% of its revenue from a single customer. The services provided to this customer vary on a country-by-country basis, and are covered by the terms of various contractual arrangements. Should this customer elect to cease its business relationship with us entirely, such event would likely result in lower revenues and operating earnings of the International Operations segment. The Legal Settlement Administration segment derived in excess of 10% of its revenue in 2010 from a single customer for a special project. We expect that our work on this special project in 2011 will be much less than in 2010 and as a result, the revenue and operating earnings of the Legal Settlement Administration segment are expected to be significantly less than the 2010 revenue and operating earnings.

The risks described above are not the only ones facing the Company, but are the ones currently deemed the most material by us based on available information. New risks may emerge from time to time, and it is not possible for management to predict all such risks, nor can we assess the impact of known risks on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statement.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

## ITEM 2. *PROPERTIES*

As of December 31, 2010, the Company owned a building in Tucker, Georgia where part of its information technology facility is located. It also owned an office in Kitchener, Ontario and an additional office location in Stockport, England, both of which are utilized by the Company's International Operations segment. As of December 31, 2010, the Company leased over 400 other office locations under various leases with varying terms. Other office locations are occupied under various short-term rental arrangements. The Company generally believes that its office locations are sufficient for its operations and that, if it were necessary to obtain different or additional office locations, such locations would be available at times, and on commercially reasonable terms, as would be necessary for the conduct of its business. No assurances can be given, however, that the Company would be able to obtain such office locations as and when needed, or on terms it considered to be reasonable, if at all.

## ITEM 3. *LEGAL PROCEEDINGS*

In the normal course of the claims administration services business, the Company is named as a defendant in suits by insureds or claimants contesting decisions by the Company or its clients with respect to the settlement of claims. Additionally, clients of the Company have, in the past, brought actions for indemnification on the basis of alleged negligence on the part of the Company, its agents or its employees in rendering service to clients. The majority of these claims are of the type covered by insurance maintained by the Company; however, the Company is responsible for the deductibles and self-insured retentions under its various insurance coverages. In the opinion of the Company, adequate reserves have been provided for such risks. No assurances can be provided, however, that the result of any such action, claim or proceeding, now known or occurring in the future, will not result in a material adverse effect on our business, financial condition or results of operations.

## PART II

**ITEM 5.** ***MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES***

Our Class A Common Stock and Class B Common Stock are traded on the New York Stock Exchange (NYSE) under the symbols "CRDA" and "CRDB," respectively. The following table sets forth, for the quarterly periods indicated, the high and low sales prices per share for CRDA and CRDB, as reported on the New York Stock Exchange:

| 2010 | First | Second | Third | Fourth |
|---|---|---|---|---|
| CRDA — High | $ 3.34 | $ 3.30 | $ 2.55 | $ 2.68 |
| CRDA — Low | $ 2.47 | $ 2.43 | $ 1.95 | $ 2.03 |
| CRDB — High | $ 4.45 | $ 4.71 | $ 3.41 | $ 3.70 |
| CRDB — Low | $ 3.10 | $ 3.16 | $ 2.37 | $ 2.38 |

| 2009 | First | Second | Third | Fourth |
|---|---|---|---|---|
| CRDA — High | $ 10.17 | $ 4.74 | $ 4.02 | $ 4.60 |
| CRDA — Low | $ 3.39 | $ 3.15 | $ 3.08 | $ 2.48 |
| CRDB — High | $ 15.75 | $ 7.46 | $ 5.16 | $ 6.00 |
| CRDB — Low | $ 5.85 | $ 3.95 | $ 4.15 | $ 3.50 |

On February 1, 2011, the Board of Directors declared a quarterly dividend of $0.02 per share on CRDA and $0.02 per share on CRDB payable on March 22, 2011 to shareholders of record as of the close of business on March 7, 2011. Crawford had suspended dividend payments in late 2006 due to our levels of indebtedness, cash required to fund operations and financial restrictions under our Credit Agreement. Our Board of Directors makes dividend decisions each quarter based in part on an assessment of current and projected earnings and cash flows. Our ability to pay future dividends could be impacted by many factors including the funding requirements for our defined benefit pension plans, repayments of outstanding borrowings, future levels of cash generated by our operating activities, and restrictions related to the covenants contained in our Credit Agreement. The covenants in our Credit Agreement limit dividend payments to shareholders. See Note 4, "Short-Term and Long-Term Debt, Including Capital Leases" to the audited consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

During 2010 and 2009, we did not repurchase any shares of CRDA or CRDB under our discretionary 1999 share repurchase program authorized by the Board of Directors. As of December 31, 2010, we have the availability to purchase up to 705,863 additional shares under the program. We believe it is unlikely that we will repurchase shares under this program in the foreseeable future due to, among other things, the underfunded status of our defined benefit pension plans and the covenants and related restrictions contained in our Credit Agreement.

The number of record holders of the Company's stock as of December 31, 2010: CRDA — 2,991 and CRDB — 575.

There were no purchases of common stock of the Company made during the three months ended December 31, 2010 by the Company or any "affiliated purchaser" of the Company as defined in Rule 10b-18(a)(3) under the Exchange Act.

## ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and notes thereto contained in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

| For the Years Ended December 31, | 2010 | 2009 | 2008 | 2007 | 2006(2) |
|---|---|---|---|---|---|
| | (In thousands, except per share amounts) | | | | |
| Revenues before Reimbursements | **$ 1,030,417** | $ 969,868 | $ 1,048,582 | $ 975,143 | $ 819,522 |
| Reimbursements | **80,384** | 78,334 | 87,334 | 76,135 | 80,858 |
| Total Revenues | **1,110,801** | 1,048,202 | 1,135,916 | 1,051,278 | 900,380 |
| Total Cost of Services | **839,247** | 792,325 | 854,427 | 809,375 | 719,032 |
| U.S. Property & Casualty Operating Earnings(1) | **11,512** | 18,727 | 22,614 | 7,621 | 18,176 |
| International Operating Earnings(1) | **34,894** | 33,786 | 39,517 | 24,895 | 14,206 |
| Broadspire Operating (Loss) Earnings(1) | **(11,712)** | (1,602) | 3,526 | 3,141 | (21,603) |
| Legal Settlement Administration Operating Earnings(1) | **47,661** | 13,130 | 10,814 | 10,727 | 21,055 |
| Unallocated Corporate and Shared Costs | **(6,671)** | (10,714) | (6,728) | (8,919) | 116 |
| Net Corporate Interest Expense | **(15,002)** | (14,166) | (17,622) | (17,326) | (5,753) |
| Stock Option Expense | **(761)** | (914) | (861) | (1,191) | (1,220) |
| Amortization of Customer-Relationship Intangible Assets | **(5,995)** | (5,994) | (6,025) | (6,025) | (1,124) |
| Other (Expenses) and Gains, Net | **(4,650)** | (4,059) | (788) | 8,824 | (27) |
| Goodwill and Intangible Asset Impairment Charges, Net | **(10,788)** | (140,945) | — | — | — |
| Income Taxes | **(9,712)** | (2,618) | (11,564) | (5,396) | (9,060) |
| Net Income Attributable to Noncontrolling Interests | **(448)** | (314) | (624) | (235) | 245 |
| Net Income (Loss) Attributable to Crawford & Company | **$ 28,328** | $ (115,683) | $ 32,259 | $ 16,116 | $ 15,011 |
| Earnings (Loss) Per Share: | | | | | |
| Basic | **$ 0.54** | $ (2.23) | $ 0.63 | $ 0.32 | $ 0.30 |
| Diluted | **$ 0.53** | $ (2.23) | $ 0.62 | $ 0.32 | $ 0.30 |
| Current Assets | **$ 379,405** | $ 325,715 | $ 348,357 | $ 382,752 | $ 382,143 |
| Total Assets | **$ 820,674** | $ 742,905 | $ 895,248 | $ 902,782 | $ 892,988 |
| Current Liabilities | **$ 296,841** | $ 258,998 | $ 288,996 | $ 309,484 | $ 282,833 |
| Long-Term Debt, Less Current Installments | **$ 220,437** | $ 173,061 | $ 181,206 | $ 183,449 | $ 199,044 |
| Total Debt | **$ 223,328** | $ 181,282 | $ 196,856 | $ 215,313 | $ 229,460 |
| Shareholders' Investment Attributable to Crawford & Company Shareholders | **$ 89,516** | $ 56,682 | $ 175,551 | $ 254,215 | $ 211,151 |
| Total Capital | **$ 312,844** | $ 237,964 | $ 372,407 | $ 469,528 | $ 440,611 |
| Current Ratio | **1.3:1** | 1.3:1 | 1.2:1 | 1.2:1 | 1.4:1 |
| Total Debt-to-Total Capital | **71.4%** | 76.2 % | 52.9% | 45.9% | 52.1% |
| Return on Average Shareholders' Investment | **38.8%** | (99.6)% | 15.0% | 6.9% | 7.7% |
| Cash Provided by Operating Activities | **$ 26,167** | $ 51,664 | $ 71,585 | $ 23,428 | $ 52,717 |
| Cash Used in Investing Activities | **$ (42,531)** | $ (31,169) | $ (28,036) | $ (19,087) | $ (174,606) |
| Cash Provided By (Used in) Financing Activities | **$ 39,520** | $ (26,555) | $ (12,830) | $ (17,333) | $ 135,786 |
| Shareholders' Equity Per Diluted Share | **$ 1.68** | $ 1.09 | $ 3.35 | $ 5.02 | $ 4.25 |
| Cash Dividends Per Share: | | | | | |
| Class A and Class B Common Stock | $ — | $ — | $ — | $ — | $ 0.18 |
| Weighted-Average Shares and Share-Equivalents: | | | | | |
| Basic | **52,664** | 51,830 | 50,958 | 50,532 | 49,483 |
| Diluted | **53,234** | 51,830 | 52,342 | 50,659 | 49,636 |

(1) This is a segment financial measure representing earnings (loss) before net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, other gains and expense, and income taxes.

(2) On October 31, 2006, the Company acquired Broadspire Management Services, Inc. ("BMSI").

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Crawford & Company, our operations, and our business environment. This MD&A is provided as a supplement to — and should be read in conjunction with — our audited consolidated financial statements and the accompanying notes thereto contained in Item 8, "Financial Statements and Supplementary Data," of this report. As described in Note 1, "Significant Accounting and Reporting Policies," of those accompanying audited consolidated financial statements, the financial statements of our subsidiaries comprising our International Operations segment, other than subsidiaries in Canada and the Caribbean, are included in our consolidated financial statements on a two-month delayed basis (fiscal year end of October 31) as permitted by U.S. generally accepted accounting principles ("GAAP") in order to provide sufficient time for accumulation of their results.

### *Business Overview*

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims Solutions℠ offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

As discussed in more detail in subsequent sections of this MD&A, we have four operating segments: U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration. Our four operating segments represent components of our Company for which separate financial information is available that is evaluated regularly by our chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing operating performance. U.S. Property & Casualty serves the U.S. property and casualty insurance company market. International Operations serves the property and casualty insurance company markets outside of the U.S. Broadspire primarily serves the U.S. self-insurance marketplace. Legal Settlement Administration serves the securities, bankruptcy, and other legal settlements markets, primarily in the U.S.

Insurance companies, which represent the major source of our global revenues, customarily manage their own claims administration function, but often rely on third parties for certain services which we provide, primarily field investigation and the evaluation of property and casualty insurance claims. We also conduct inspections of building component products related to warranty and product performance claims.

Self-insured entities typically rely on us for a broader range of services. In addition to field investigation and evaluation of their claims, we may also provide initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, risk management information services, and administration of trust funds established to pay their claims.

We also perform legal settlement administration services related to securities, product liability, and other class action settlements and bankruptcies, including identifying and qualifying class members, determining and dispensing settlement payments, and administering settlement funds. Such services are generally referred to by us as class action services.

The claims management services market, both in the U.S. and internationally, is highly competitive and comprised of a large number of companies of varying size and offering a varying scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by, among other things, the insurance underwriting cycle, weather-related events, general economic activity, overall employment levels, and associated workplace injury rates. Accordingly, we are limited in our ability to predict case volumes that may be referred to us in the future. In addition, our ability to retain clients and maintain and increase case referrals is also dependent in part on our ability to continue to provide high-quality, competitively priced services.

We generally earn our revenues on an individual fee-per-claim basis for claims management services we provide to property and casualty insurance companies and self-insured entities. Accordingly, the volume of claim referrals to us is a key driver of our revenues. Generally, fees are earned on claims in the period the claim is assigned to us, although sometimes a portion or substantially all of the revenue will be earned in subsequent periods. Industry-wide claims volume in general will vary depending upon the insurance underwriting cycle.

In the insurance industry, the underwriting cycle is often said to be in either a "soft" or "hard" market. A soft market generally results when insurance companies focus more on increasing their premium income and focus less on controlling underwriting risks. A soft market often occurs in conjunction with strong financial markets or in a period with a lack of catastrophe losses. Insurance companies often attempt to derive a significant portion of their earnings from their investment portfolios, and their focus may turn to collecting more premium income to invest under the assumption that increased investment income and gains will offset higher claim costs that usually result from relaxed underwriting standards. Due to competition in the industry during a soft market, insurance companies usually concentrate on growing their premium base by increasing the number of policies in-force instead of raising individual policy premiums. When the insurance underwriting market is soft, insurance companies are generally more aggressive in the risks they underwrite, and insurance premiums and policy deductibles typically decline. This usually results in an increase in industry-wide claim referrals which generally will increase claim referrals to us, provided that we are able to maintain our existing market share. However, if a soft market coincides with a period of low catastrophic claims activity, industry-wide claim volumes may not increase.

A transition from a soft to a hard market is usually caused by one or two key factors, or sometimes a combination of both: weak financial markets or unacceptable losses from policy holders. When investments held by insurance companies begin to perform poorly, insurance companies typically turn their focus to attempting to better control underwriting risks and claim costs. However, even if financial markets perform well, the relaxed underwriting standards in a soft market can lead to unacceptable increases in the frequency and cost of claims, especially in geographic areas that are prone to frequent weather-related catastrophes. Either of these factors will usually lead the insurance industry to transition to a hard market. During a hard insurance underwriting market, insurance companies generally become more selective in the risks they underwrite, and insurance premiums and policy deductibles typically increase, sometimes quite dramatically. This usually results in a reduction in industry-wide claim volumes, which generally reduces claim referrals to us unless we are able to offset the decline in claim referrals with growth in our market share. During 2010, the insurance industry underwriting cycle could be characterized as a "soft" market. Because the underwriting cycle can change suddenly due to unforeseen events in the financial markets and catastrophic claims activity, we cannot predict what impact the current "soft" market may have on us in the future.

We are also impacted by decisions insurance companies and other clients may make to change the level of claims outsourced to independent claim service firms as opposed to those handled by their own in-house claims adjusters or contracted to other third party administrators, whether or not associated with insurance companies. Our ability to grow our market share in a highly fragmented and competitive market is primarily dependent on the delivery of superior quality service and effective sales efforts.

The legal settlement administration market is also highly competitive but comprised of a smaller number of specialized entities. The demand for legal settlement administration services is generally not directly tied to or affected by the insurance underwriting cycle. The demand for these services is largely dependent on the volume of securities and product liability class action settlements, the volume of Chapter 11 bankruptcy filings and the resulting settlements, and general economic conditions. Our revenues for legal settlement administration services are generally project-based and we earn these revenues as we perform individual tasks and deliver the outputs as outlined in each project.

## Results of Operations

### Executive Summary

Net income attributable to Crawford & Company was $28.3 million in 2010, compared to a net loss of $(115.7) million in 2009 and net income of $32.3 million in 2008. The net income (loss) included goodwill and intangible asset impairment charges of $10.8 million in 2010 and $140.9 million in 2009. Consolidated net income for 2010 also included restructuring and other costs of $4.7 million, or approximately $2.9 million after tax, consisting of $2.0 million in severance costs for administrative staff reductions and $2.7 million related to the sublease of a Broadspire facility in Plantation, Florida. In 2009, we incurred a loss on the partial sublease of the Broadspire facility in Plantation, Florida and other restructuring costs totaling $4.1 million, or approximately $2.6 million after income tax. The 2009 net loss was reduced by certain foreign tax benefits totaling $5.7 million as a result of an internal restructuring of certain of the Company's international operations. Operating earnings (a measure of segment operating performance used by our management that is defined and discussed in more detail below) and the related operating margin increased substantially for Legal Settlement Administration in 2010 compared to 2009, with a slight improvement in operating earnings for our International segment, but both measures declined for our U.S. Property & Casualty and Broadspire segments.

For 2008, net income attributable to Crawford & Company was impacted by a non-taxable gain of $2.5 million related to the sale of a lower-tier subsidiary in the Netherlands (the "Netherlands subsidiary"). Our net income in 2008 also included a charge of $3.3 million, or approximately $2.4 million after income tax, from certain internal restructuring activities in our U.S. Property & Casualty and International Operations segments.

Compared to 2009, our consolidated revenues before reimbursements ("revenues") were higher in 2010 due primarily to the Legal Settlement Administration segment's engagement in the Gulf Coast Claims Facility ("GCCF") special project. International Operations segment revenues increased due primarily to the net positive impact of changes in currency exchange rates and to weather-related claim surges in our Asia-Pacific operating region. U.S. Property & Casualty segment revenues were lower in 2010 due primarily to an overall industry-wide softness in domestic property and casualty claims. Broadspire segment revenues decreased in 2010, primarily due to the reduced number of workers' compensation claims as a result of lower U.S. employment levels and the impact of a previously-announced 2009 non-renewal of a major contract within the segment.

Selling, general and administrative ("SG&A") expenses were 3.3% lower in 2010 than in 2009 and 4.2% lower in 2009 than in 2008, due primarily to lower expenses associated with our professional indemnity self-insured risks and lower expenses resulting from the termination in 2009 of a computer systems hosting contract.

**Operating Earnings (Loss) of our Operating Segments**

We believe that a discussion and analysis of the operating earnings of our four operating segments is helpful in understanding the results of our operations. Operating earnings is our segment measure of profitability as discussed in Note 12, "Segment and Geographic Information," to the accompanying audited consolidated financial statements contained in Item 8 in this Annual Report on Form 10-K. Operating earnings is the primary financial performance measure used by our senior management and CODM to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 280 "Segment Reporting," it is not considered a non-GAAP measure requiring reconciliation pursuant to Securities and Exchange Commission ("SEC") guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has been removed from operating earnings.

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income or loss, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and vary throughout the world. Net corporate interest expense results from capital structure decisions made by senior management. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment's operating activities on a consistent basis.

Certain other gains and expenses may arise from events (such as gains on sales of businesses and real estate, expenses related to restructurings, and goodwill impairment charges) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Unallocated corporate and shared costs represent expenses and credits related to our CEO and Board of Directors, certain provisions for bad debt allowances or subsequent recoveries such as those related to bankrupt clients, defined benefit pension costs or credits for our frozen U.S. pension plan, and certain self-insurance costs and recoveries that are not allocated to our individual operating segments.

Additional discussion and analysis of our income taxes, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, unallocated corporate and shared costs, and other gains and expenses follows the discussion and analysis of the results of operations of our four operating segments.

## Segment Revenues

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting revenues and expenses in our consolidated results of operations. In some of the segment discussion and analysis that follows, we do not believe it is informative to include the GAAP-required gross up of our segment revenues and expenses for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income or loss. Unless noted in the following discussion and analysis, revenue amounts exclude reimbursements for out-of-pocket expenses.

## Segment Expenses

Our discussion and analysis of segment operating expenses is comprised of two components. "Direct Compensation and Fringe Benefits" includes all compensation, payroll taxes, and benefits provided to our employees which, as a service company, represents our most significant and variable operating expense. "Expenses Other Than Reimbursements, Direct Compensation and Fringe Benefits" includes outsourced services, office rent and occupancy costs, office operating expenses, cost of risk, amortization and depreciation expense other than amortization of customer-relationship intangible assets, and allocated corporate and shared costs. These costs are more fixed in nature as compared to direct compensation and fringe benefits. Expense amounts in the following discussion and analysis exclude out-of-pocket expenses.

Allocated corporate and shared costs are allocated to our four operating segments based primarily on usage. These allocated costs are included in the determination of segment operating earnings. If we change our allocation methods or change the types of costs that are allocated to our four operating segments, prior periods are adjusted to reflect the current allocation process.

Operating results for our U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration segments reconciled to pretax income (loss) and net income (loss) attributable to Crawford & Company, were as follows:

| Year Ended December 31, | 2010 | 2009 | 2008 | % Change From Prior Year 2010 | % Change From Prior Year 2009 |
|---|---|---|---|---|---|
| | | (In thousands) | | | |
| **Revenues Before Reimbursements:** | | | | | |
| U.S. Property & Casualty | **$ 190,029** | $ 207,450 | $ 217,753 | **(8.4)%** | (4.7)% |
| International Operations | **430,709** | 391,749 | 444,056 | **9.9 %** | (11.8)% |
| Broadspire | **245,496** | 288,650 | 311,841 | **(15.0)%** | (7.4)% |
| Legal Settlement Administration | **164,183** | 82,019 | 74,932 | **100.2 %** | 9.5 % |
| Total, before reimbursements | **1,030,417** | 969,868 | 1,048,582 | **6.2 %** | (7.5)% |
| Reimbursements | **80,384** | 78,334 | 87,334 | **2.6 %** | (10.3)% |
| Total Revenues | **$ 1,110,801** | $ 1,048,202 | $ 1,135,916 | **6.0 %** | (7.7)% |
| **Direct Compensation & Fringe Benefits:** | | | | | |
| U.S. Property & Casualty | **$ 117,269** | $ 126,483 | $ 134,488 | **(7.3)%** | (6.0)% |
| *% of related revenues before reimbursements* | ***61.7 %*** | *61.0 %* | *61.8%* | | |
| International Operations | **287,045** | 267,514 | 298,277 | **7.3 %** | (10.3)% |
| *% of related revenues before reimbursements* | ***66.6 %*** | *68.3 %* | *67.2%* | | |
| Broadspire | **145,685** | 161,786 | 175,412 | **(10.0)%** | (7.8)% |
| *% of related revenues before reimbursements* | ***59.3 %*** | *56.0 %* | *56.3%* | | |
| Legal Settlement Administration | **54,596** | 35,859 | 35,359 | **52.3 %** | 1.4 % |
| *% of related revenues before reimbursements* | ***33.3 %*** | *43.7 %* | *47.2%* | | |
| Total | **$ 604,595** | $ 591,642 | $ 643,536 | **2.2 %** | (8.1)% |
| *% of Revenues before reimbursements* | ***58.7 %*** | *61.0 %* | *61.4%* | | |
| **Expenses Other than Direct Compensation & Fringe Benefits:** | | | | | |
| U.S. Property & Casualty | **$ 61,248** | $ 62,240 | $ 60,651 | **(1.6)%** | 2.6 % |
| *% of related revenues before reimbursements* | ***32.2 %*** | *30.0 %* | *27.9%* | | |
| International Operations | **108,770** | 90,449 | 106,262 | **20.3 %** | (14.9)% |
| *% of related revenues before reimbursements* | ***25.3 %*** | *23.1 %* | *23.9%* | | |
| Broadspire | **111,523** | 128,466 | 132,903 | **(13.2)%** | (3.3)% |
| *% of related revenues before reimbursements* | ***45.5 %*** | *44.6 %* | *42.6%* | | |
| Legal Settlement Administration | **61,926** | 33,030 | 28,759 | **87.5 %** | 14.9 % |
| *% of related revenues before reimbursements* | ***37.7 %*** | *40.3 %* | *38.4%* | | |
| Total, before reimbursements | **343,467** | 314,185 | 328,575 | **9.3 %** | (4.4)% |
| *% of Revenues before reimbursements* | ***33.3 %*** | *32.4 %* | *31.3%* | | |
| Reimbursements | **80,384** | 78,334 | 87,334 | **2.6 %** | (10.3)% |
| Total | **$ 423,851** | $ 392,519 | $ 415,909 | **8.0 %** | (5.6)% |
| *% of Revenues* | ***38.2 %*** | *37.4 %* | *36.6%* | | |
| **Segment Operating Earnings (Loss):** | | | | | |
| U.S. Property & Casualty | **$ 11,512** | $ 18,727 | $ 22,614 | **(38.5)%** | (17.2)% |
| *% of related revenues before reimbursements* | ***6.1 %*** | *9.0 %* | *10.4%* | | |
| International Operations | **34,894** | 33,786 | 39,517 | **3.3 %** | (14.5)% |
| *% of related revenues before reimbursements* | ***8.1 %*** | *8.6 %* | *8.9%* | | |
| Broadspire | **(11,712)** | (1,602) | 3,526 | **(631.1)%** | (145.4)% |
| *% of related revenues before reimbursements* | ***(4.8 )%*** | *(0.6)%* | *1.1%* | | |
| Legal Settlement Administration | **47,661** | 13,130 | 10,814 | **263.0 %** | 21.4 % |
| *% of related revenues before reimbursements* | ***29.0 %*** | *16.0 %* | *14.4%* | | |
| **Deduct:** | | | | | |
| **Unallocated corporate and shared costs** | **(6,671)** | (10,714) | (6,728) | **(37.7)%** | 59.2 % |
| **Goodwill and intangible asset impairment charges** | **(10,788)** | (140,945) | — | **nm** | nm |
| **Net corporate interest expense** | **(15,002)** | (14,166) | (17,622) | **5.9 %** | (19.6)% |
| **Stock option expense** | **(761)** | (914) | (861) | **(16.7)%** | 6.2 % |
| **Amortization of customer-relationship intangibles** | **(5,995)** | (5,994) | (6,025) | **0.0 %** | (0.5)% |
| **Other gains and expenses, net** | **(4,650)** | (4,059) | (788) | **14.6 %** | 415.1 % |
| **Pretax income (loss)** | **38,488** | (112,751) | 44,447 | **134.1 %** | (353.7)% |
| **Income taxes** | **(9,712)** | (2,618) | (11,564) | **271.0 %** | (77.4)% |
| **Net Income (Loss)** | **28,776** | (115,369) | 32,883 | **124.9 %** | (450.8)% |
| **Less: Net income attributable to noncontrolling interests** | **448** | 314 | 624 | **42.7 %** | (49.7)% |
| **Net Income (Loss) Attributable to Crawford & Company** | **$ 28,328** | $ (115,683) | $ 32,259 | **124.5 %** | (458.6)% |

nm = not meaningful

## YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

### U.S. PROPERTY & CASUALTY SEGMENT

#### Operating Earnings

Operating earnings for our U.S. Property & Casualty segment decreased from $18.7 million in 2009 to $11.5 million in 2010, representing an operating margin of 6.1% in 2010 compared to 9.0% in 2009. The decrease in 2010 was primarily due to a decrease in revenues as discussed below.

#### Revenues before Reimbursements

U.S. Property & Casualty revenues are primarily generated from the domestic property and casualty insurance company markets, with additional revenues generated from the warranties and inspections marketplace and from our Contractor Connection direct repair network. U.S. Property & Casualty revenues before reimbursements by major service line were as follows:

| | 2010 | 2009 | Variance |
|---|---|---|---|
| | (In thousands) | | |
| Claims Field Operations | **$ 124,346** | $ 140,022 | (11.2)% |
| Contractor Connection | **20,174** | 16,329 | 23.5 % |
| Technical Services | **30,172** | 28,992 | 4.1 % |
| Catastrophe Services | **15,337** | 22,107 | (30.6)% |
| **Total U.S. Property & Casualty Revenues before Reimbursements** | **$ 190,029** | $ 207,450 | (8.4)% |

U.S. Property & Casualty revenues before reimbursements decreased 8.4% to $190.0 million in 2010 compared to $207.5 million in 2009. The 8.4% revenue decline from 2009 to 2010 was due to a 1.6% decrease from changes in the mix of services provided and in the rates charged for those services, and a 6.8% decrease in segment unit volume, measured principally by cases received. The decrease in segment unit volume was due primarily to a decrease in Claims Field Operations driven by reduced property, casualty, vehicle and warranty services claims in 2010, and declines in Catastrophe Services resulting from an overall decrease in weather-related events in 2010. These reductions were partially offset by increases in revenues from our direct repair network, Contractor Connection, and from technical services, which primarily handles major commercial losses. The increase in technical services revenues despite the decline in cases received, as discussed below, is due to increased severity and difficulty in the mix of cases received, resulting in increased revenues.

#### Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property & Casualty operations were $10.5 million in 2010, increasing from $10.0 million in 2009. The increase in 2010 was due primarily to increases in catastrophe adjusters' billable expenses.

**Case Volume Analysis**

U.S. Property & Casualty unit volumes by underlying case category, as measured by cases received, for 2010 and 2009 were as follows:

| | 2010 | 2009 | Variance |
|---|---|---|---|
| Property | **98,749** | 117,407 | (15.9)% |
| Casualty | **59,533** | 67,182 | (11.4)% |
| Vehicle | **48,844** | 56,988 | (14.3)% |
| Warranty Services | **10,956** | 32,697 | (66.5)% |
| Workers' Compensation and Other | **17,055** | 16,635 | 2.5 % |
| Total Claims Field Operations | **235,137** | 290,909 | (19.2)% |
| Contractor Connection | **159,585** | 125,839 | 26.8 % |
| Technical Services | **6,982** | 8,250 | (15.4)% |
| Catastrophe Services | **18,813** | 26,339 | (28.6)% |
| **Total U.S. Property & Casualty Cases Received** | **420,517** | 451,337 | (6.8)% |

The 2010 decrease in property and casualty claims was due primarily to lower industry-wide claims volumes, which have resulted in fewer claims referred to us from our clients. The 2010 decline in vehicle claims was due primarily to general economic conditions which we believe have resulted in fewer miles driven and thus fewer claims, and also due to decisions by certain insurance companies to reduce third-party adjuster involvement in handling vehicle-related claims. We expect the trend of reduced third-party adjuster involvement in vehicle claims to continue. The 2010 decrease in warranty services claims resulted from the expiration of several long-running class action contracts. This trend is expected to continue as we are not aware of any large new class action warranty claims that will replace the expiring contracts. The slight increase in 2010 workers' compensation and other claims was due primarily to increased referrals for outside investigations from insurance carriers and internal referrals from our Broadspire segment. The 2010 increase in Contractor Connection cases was due to the ongoing expansion of our contractor network and due to the trend of insurance carriers moving high-frequency, low-severity property claims directly to repair networks, which we expect to continue. The 2010 decreases in technical services and catastrophe services claims were due primarily to decreases in weather-related claims. As discussed in more detail elsewhere herein, we cannot predict the future trend of case volumes for a number of reasons, including the frequency and severity of weather-related claims and the occurrence of natural and man-made disasters, which are significant sources of claims for us and are generally not subject to accurate forecasting.

**Direct Compensation and Fringe Benefits**

U.S. Property & Casualty direct compensation and fringe benefits expense, as a percent of segment revenues before reimbursements, increased to 61.7% in 2010 compared to 61.0% in 2009. This increase in 2010 was due primarily to a reduction in revenues as expenses declined 7.3%. There was an average of 1,427 full-time equivalent employees ("FTEs") (including 68 catastrophe adjusters) in 2010 compared to an average of 1,619 (including 90 catastrophe adjusters) in 2009.

U.S. Property & Casualty salaries and wages decreased 7.9%, to $98.2 million in 2010 from $106.6 million in 2009. The decrease in 2010 compared to 2009 was due primarily to the reduction in FTEs and lower incentive compensation expense. Incentive compensation is variable and is primarily tied to growth in revenues and operating earnings and to reductions in a days-sales-outstanding ("DSO") measure for accounts receivable. Payroll taxes and fringe benefits for U.S. Property & Casualty totaled $19.1 million in 2010, decreasing 4.0% from 2009 expenses of $19.9 million. The decrease in 2010 compared to 2009 was due primarily to the reduction in salaries and wages, partially offset by higher defined contribution retirement plan expense.

**Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits**

U.S. Property & Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits declined 1.6%, from $62.2 million in 2009 to $61.2 million in 2010, primarily due to cost reductions as a result of the decline in revenue in 2010. However, since these expenses tend to be more fixed in nature, they increased as a percent of U.S. Property & Casualty revenues before reimbursements to 32.2% in 2010 from 30.0% in 2009, primarily due to lower revenues in 2010.

## INTERNATIONAL OPERATIONS SEGMENT

### Operating Earnings

International Operations' operating earnings increased to $34.9 million in 2010, an increase of 3.3% from 2009 operating earnings of $33.8 million for the reasons described below. The operating margin declined from 8.6% in 2009 to 8.1% in 2010.

### Revenues before Reimbursements

Substantially all International Operations segment revenues are earned from property and casualty insurance company markets outside of the U.S. International Operations revenues before reimbursements by major region were as follows:

| | 2010 | 2009 | Variance |
|---|---|---|---|
| | (In thousands) | | |
| U.K. | **$ 134,072** | $ 125,921 | 6.5% |
| Canada | **130,824** | 121,370 | 7.8% |
| Continental Europe, Middle East, Africa ("CEMEA") | **86,811** | 81,535 | 6.5% |
| Asia/Pacific | **64,599** | 51,362 | 25.8% |
| Americas | **14,403** | 11,561 | 24.6% |
| **Total International Operations Revenues before Reimbursements** | **$ 430,709** | $ 391,749 | 9.9% |

Revenues before reimbursements from our International Operations segment totaled $430.7 million in 2010, a 9.9% increase from $391.7 million in 2009. This 2010 revenue increase was due to the net positive impact of changes in currency exchange rates and case volumes, partially offset by changes in the mix of services provided and in the rates charged for those services. Compared to 2009, the U.S. dollar was weaker in 2010 against most major foreign currencies, resulting in a positive impact from exchange rate movements of $24.9 million on this segment's revenues from 2009 to 2010. The improvement in Canada's revenue from 2009 to 2010 is entirely due to a positive impact from exchange rate movements. Excluding the positive impact of exchange rate fluctuations, International Operations revenues would have been $405.8 million in 2010, reflecting growth in revenues on a constant dollar basis of 3.6%.

International Operations unit volume, measured by cases received, increased 8.6% in 2010 compared to 2009. This increase primarily reflected increased case referrals during 2010 in all regions except Canada, as discussed below. Average revenue per claim decreased 5.0% from changes in the mix of services provided and in the rates charged for those services. The net increase in 2010 of high-frequency, low-severity claims, primarily in the U.K., CEMEA, and the Americas lowered the average revenue per claim in 2010, as discussed below.

### Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our International Operations segment decreased to $27.8 million in 2010 from $31.0 million in 2009. This decrease in 2010 was due primarily to reduced out-of-pocket reimbursable expenses related to Canadian service agreements.

### Case Volume Analysis

International Operations unit volumes by region for 2010 and 2009 were as follows:

| | 2010 | 2009 | Variance |
|---|---|---|---|
| U.K. | **171,067** | 139,933 | 22.2 % |
| Canada | **117,216** | 137,719 | (14.9)% |
| CEMEA | **144,501** | 120,620 | 19.8 % |
| Asia/Pacific | **109,310** | 101,029 | 8.2 % |
| Americas | **72,665** | 66,943 | 8.5 % |
| **Total International Operations Cases Received** | **614,759** | 566,244 | 8.6 % |

Overall, claims volume increased in each region except Canada. The 2010 increase in the U.K. was due primarily to an increase in weather-related activity. The decrease in Canada was due primarily to a sharp reduction in weather-related activity in the first half of 2010. The increase in CEMEA resulted primarily from growth in our high-frequency, low-severity claims management business in Belgium, Germany and Scandinavia. The increase in Asia/Pacific was due to weather-related activity in Australia. The increase in the Americas was due primarily to an increase in high frequency, low severity claims in Brazil. We cannot predict the future trend of case volumes for a number of reasons, including the frequency and severity of weather-related claims and the occurrence of natural and man-made disasters, which are significant sources of claims for us and are generally not subject to accurate forecasting.

**Direct Compensation and Fringe Benefits**

As a percent of segment revenues before reimbursements, direct compensation expense, including related payroll taxes and fringe benefits, decreased to 66.6% in 2010 from 68.3% in 2009. The percentage decrease primarily reflected increased utilization of our staff as a result of the increase in the number of cases received. The dollar amount of these expenses increased in 2010 by $19.5 million, primarily due to the weaker U.S. dollar in 2010 compared to 2009. There was an average of 4,247 International Operations FTEs in 2010, down slightly from 4,266 in 2009.

Salaries and wages of International Operations segment personnel increased 6.8% to $239.3 million in 2010 compared to $224.1 million in 2009, decreasing as a percent of revenues before reimbursements from 57.2% in 2009 to 55.6% in 2010. Payroll taxes and fringe benefits increased 10.1% to $47.8 million in 2010 compared to $43.4 million in 2009. These increases were primarily related to a weaker U.S. dollar during 2010.

**Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits**

Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of segment revenues before reimbursements from 23.1% in 2009 to 25.3% in 2010 and the dollar amount of these expenses increased by $18.3 million. The increase in 2010 was due primarily to the weaker U.S. dollar, the increased use of outsourced services to assist in servicing the increased volume of activity and $1.3 million of foreign exchange gains recognized in 2009.

**BROADSPIRE SEGMENT**

As disclosed in Note 3, "Goodwill and Intangible Assets," to the accompanying audited consolidated financial statements in Item 8 of this Annual Report on Form 10-K, we recorded goodwill and intangible asset impairment charges related to our Broadspire segment totaling $10.8 million in 2010 and $140.9 million in 2009. These impairment charges have been excluded from Broadspire's segment operating loss and are not included in the following discussion and analysis of Broadspire's segment operating results.

**Operating Loss**

Our Broadspire segment recorded an operating loss of $(11.7) million, or (4.8)% of segment revenues before reimbursements in 2010 compared to an operating loss of $(1.6) million, or (0.6)% of segment revenues before reimbursements in 2009. Broadspire's 2010 operating results were negatively impacted by declining workers' compensation case volumes, the weakened labor market in the U.S., the loss of a major customer at the end of 2009, and a $1.3 million charge resulting from the bankruptcy of a major customer in 2010.

### Revenues before Reimbursements

Broadspire segment revenues are primarily derived from workers' compensation and liability claims management services, medical management for workers' compensation, including vocational rehabilitation, and risk management information services provided to the U.S. self-insured or commercially insured marketplace. Broadspire revenues before reimbursements by major service line were as follows:

| | 2010 | 2009 | Variance |
|---|---|---|---|
| | (In thousands) | | |
| Claim Management Services | $ **108,316** | $ 127,923 | (15.3)% |
| Medical Management Services | **118,378** | 142,296 | (16.8)% |
| Risk Management Information Services | **18,802** | 18,431 | 2.0 % |
| **Total Broadspire Revenues before Reimbursements** | $ **245,496** | $ 288,650 | (15.0)% |

Broadspire segment revenues before reimbursements decreased 15.0% to $245.5 million in 2010 compared to $288.7 million in 2009. Unit volumes for the Broadspire segment, measured principally by cases received, increased 0.9% from 2009 to 2010. Offsetting the small increase in unit volumes was a 15.9% decrease from changes in the mix of services provided and in the rates charged for those services. The increase during 2010 of lower severity casualty claims reduced our average fee per claim during 2010. The net result of these factors was a 15.0% decrease in Broadspire segment revenues before reimbursements from 2009 to 2010.

### Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our Broadspire segment were $3.3 million in 2010, decreasing from $5.2 million in 2009. This decrease was primarily attributable to the declines in revenues before reimbursements.

### Case Volume Analysis

Broadspire unit volumes by major underlying case category, as measured by cases received, for 2010 and 2009 were as follows:

| | 2010 | 2009 | Variance |
|---|---|---|---|
| Workers' Compensation | **133,079** | 142,249 | (6.4)% |
| Casualty | **73,202** | 63,767 | 14.8 % |
| Other | **18,194** | 16,455 | 10.6 % |
| **Total Broadspire Cases Received** | **224,475** | 222,471 | 0.9 % |

The 2010 decline in workers' compensation claims reflected a continuing decline in reported workplace injuries in the U.S. primarily as a result of the continued overall lower level of employment due to the current economic climate, as well as the loss of a significant client discussed below. The U.S. market has experienced a decline in reported workplace injuries over the past decade resulting in a loss in revenue from our existing customer base. The significant increase in casualty claims in 2010 over 2009 is due to services provided in connection with a special project for one of our customers. While this project has continued into 2011, the extent to which our services related to this project will be needed in 2011 is currently uncertain. The 2010 increases in other claims were primarily due to increases in health management services resulting from employers that added such services to their employee benefits programs. We cannot predict the future trend of case volumes as they are generally dependent on the timing and extent of job creation in the U.S. and the occurrence of casualty-related events which are not subject to accurate forecasting.

During December 2010, we were notified by a major client of our Broadspire segment that the client was in bankruptcy and would terminate its relationship with us during the first quarter of 2011. For 2010, revenues related to this client totaled approximately $9.7 million. In 2009, we were notified by a major client that the client would not renew its existing contract with us effective on the scheduled expiration of that contract in December 2009. Revenues related to this client in 2009 were $21.1 million.

### Direct Compensation and Fringe Benefits

Broadspire's direct compensation and fringe benefits expense, as a percent of the related revenues before reimbursements, increased to 59.3% in 2010, compared to 56.0% in 2009. This percentage increase primarily resulted from lower revenues as the actual amount of these expenses were 10.0% lower compared to 2009 as FTEs were reduced in an effort to control costs. Average FTEs totaled 1,977 in 2010, down from 2,243 in 2009.

Broadspire segment salaries and wages decreased 10.4%, to $120.9 million in 2010 from $135.0 million in 2009, reflecting the decline in FTEs in 2010. Payroll taxes and fringe benefits for our Broadspire segment totaled $24.8 million in 2010, decreasing 7.5% from 2009 expenses of $26.8 million, corresponding to the salaries and wages decreases, but partially offset by increased defined contribution retirement plan expense.

### Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Broadspire segment expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of segment revenues before reimbursements to 45.5% in 2010 from 44.6% in 2009. This percentage increase was primarily due to lower revenue, as total 2010 expenses were reduced 13.2% year-over-year. The reduction in 2010 expense was due primarily to lower office operating expenses in 2010 and the implementation of the *Risk*Tech software, which allowed us to terminate an outsource arrangement with an information technology service provider.

## LEGAL SETTLEMENT ADMINISTRATION SEGMENT

### Operating Earnings

Our Legal Settlement Administration segment reported 2010 operating earnings of $47.7 million, increasing 263.0% from $13.1 million in 2009 with the related operating margin increasing from 16.0% in 2009 to 29.0% in 2010 for the reasons discussed below.

### Revenues before Reimbursements

Legal Settlement Administration revenues are primarily derived from securities, product liability and other legal settlements, and Chapter 11 bankruptcy administration, primarily in the U.S.

Legal Settlement Administration revenues before reimbursements more than doubled to $164.2 million in 2010, compared to $82.0 million in 2009. Legal Settlement Administration revenues are project-based and can fluctuate significantly due primarily to the timing of securities class action and bankruptcy settlements. The growth in Legal Settlement Administration revenues is due primarily to the GCCF special project. Although we expect to continue to earn revenue from the GCCF special project in 2011, we expect the revenue and operating earnings from the project to be significantly less than they were in 2010.

At December 31, 2010, we had an estimated backlog of awarded projects totaling approximately $90.0 million, compared to approximately $55.0 million at December 31, 2009. Of the $90.0 million backlog at December 31, 2010, an estimated $75.0 million is expected to be included in revenues within the next twelve months.

### Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for Legal Settlement Administration were $38.8 million in 2010, increasing from $32.1 million in 2009. The increase in 2010 was due primarily to the overall increase in activity in 2010, which required a significant amount of out-of-pocket reimbursable expenses. The nature and volume of work performed in our Legal Settlement Administration segment typically requires more incurred and reimbursable out-of-pocket expenditures than our other operating segments.

### Transaction Volume

Legal Settlement Administration services are generally project-based and not denominated by individual claims. Depending upon the nature of projects and their respective stages of completion, the volume of transactions or tasks performed in this segment can vary, sometimes significantly, in any given period. For this reason, period-over-period comparisons are generally not meaningful.

### Direct Compensation and Fringe Benefits

Legal Settlement Administration's direct compensation expense, including related payroll taxes and fringe benefits, as a percent of segment revenues before reimbursements, decreased to 33.3% in 2010, compared to 43.7% in 2009. The 2010 percentage decrease was primarily due to operating efficiencies achieved as a result of the increase in revenues. The increase in the 2010 dollar amount of these expenses was due primarily to higher incentive compensation expense and the increased number of FTEs in 2010. There was an average of 390 FTEs in 2010, compared to an average of 347 in 2009.

Legal Settlement Administration salaries and wages, including incentive compensation, increased 56.9% to $49.1 million in 2010 from $31.3 million in 2009. Payroll taxes and fringe benefits for Legal Settlement Administration totaled $5.5 million in 2010, increasing 19.6% from 2009 costs of $4.6 million. This 2010 increase was primarily the result of increased payroll taxes and defined contribution plan contributions resulting from the higher incentive compensation expense and the increase in the number of FTEs in 2010 due to the special project.

### Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Legal Settlement Administration expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of related segment revenues before reimbursements to 37.7% in 2010 from 40.3% in 2009. The 2010 decrease was primarily due to operating efficiencies achieved as a result of the increase in revenues.

## YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

### U.S. PROPERTY & CASUALTY SEGMENT

### Operating Earnings

Operating earnings for our U.S. Property & Casualty segment decreased from $22.6 million in 2008 to $18.7 million in 2009, representing an operating margin of 9.0% in 2009 compared to 10.4% in 2008. The decrease in 2009 was primarily due to a decrease in revenues as discussed below.

### Revenues before Reimbursements

U.S. Property & Casualty revenues before reimbursements by major service line were as follows:

| | 2009 | 2008 | Variance |
|---|---|---|---|
| | (In thousands) | | |
| Claims Field Operations | $ 140,022 | $ 154,601 | (9.4)% |
| Contractor Connection | 16,329 | 11,799 | 38.4 % |
| Technical Services | 28,992 | 28,429 | 2.0 % |
| Catastrophe Services | 22,107 | 22,924 | (3.6)% |
| **Total U.S. Property & Casualty Revenues before Reimbursements** | $ 207,450 | $ 217,753 | (4.7)% |

U.S. Property & Casualty revenues before reimbursements decreased 4.7% to $207.5 million in 2009 compared to $217.8 million in 2008. This 2009 decrease was due primarily to a decrease in claims field operations driven by reduced property, vehicle and warranty services claims, partially offset by increases in revenues in our direct repair network, Contractor Connection, and in technical services, which primarily handles major commercial losses.

U.S. Property & Casualty's 4.7% revenue decline from 2008 to 2009 was due to a 2.7% decrease from changes in the mix of services provided and in the rates charged for those services, and a 2.0% decrease in segment unit volume, measured principally by cases received.

### Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property & Casualty segment were $10.0 million in 2009, decreasing from $11.2 million in 2008. The decrease in 2009 was due primarily to a decline in claims field operations cases received.

**Case Volume Analysis**

U.S. Property & Casualty unit volumes by underlying case category, as measured by cases received, for 2009 and 2008 were as follows:

| | 2009 | 2008 | Variance |
|---|---|---|---|
| Property | 117,407 | 121,240 | (3.2)% |
| Casualty | 67,182 | 68,495 | (1.9)% |
| Vehicle | 56,988 | 76,807 | (25.8)% |
| Warranty Services | 32,697 | 57,987 | (43.6)% |
| Workers' Compensation and Other | 16,635 | 17,244 | (3.5)% |
| Total Claims Field Operations | 290,909 | 341,773 | (14.9)% |
| Contractor Connection | 125,839 | 86,157 | 46.1 % |
| Technical Services | 8,250 | 8,048 | 2.5 % |
| Catastrophe Services | 26,339 | 24,499 | 7.5 % |
| **Total U.S. Property & Casualty Cases Received** | 451,337 | 460,477 | (2.0)% |

The 2009 decrease in property and casualty claims was due primarily to lower industry-wide claims volumes, which have resulted in fewer claims referred to us from our clients. The 2009 decline in vehicle claims was due primarily to general economic conditions which we believe resulted in fewer miles driven and thus fewer claims, and also due to decisions by certain insurance companies to reduce adjuster involvement in handling vehicle-related claims. The 2009 decrease in warranty services claims resulted from the expiration of several long-running class action contracts.The 2009 decrease in workers' compensation claims was due primarily to decreased referrals for outside investigations from insurance carriers and internal referrals from our Broadspire segment. The 2009 increase in Contractor Connection cases was due to the ongoing expansion of our contractor network and due to the trend of insurance carriers moving high-frequency, low-severity property claims directly to repair networks. The 2009 increase in technical services claims was due primarily to our continued expansion in this market by increasing the number of executive general adjusters that we employ and due to the resulting increase in market share. The 2009 increase in catastrophe services claims was due primarily to severe weather earlier in the year.

**Direct Compensation and Fringe Benefits**

U.S. Property & Casualty direct compensation and fringe benefits expense, as a percent of segment revenues before reimbursements, decreased to 61.0% in 2009 compared to 61.8% in 2008. This decrease in 2009 was due primarily to a reduction in FTEs and lower incentive compensation expense. There was an average of 1,619 FTEs (including 90 catastrophe adjusters) in 2009 compared to an average of 1,688 (including 132 catastrophe adjusters) in 2008. During the 2008 fourth quarter, we deployed over 300 catastrophe adjusters to the Gulf Coast region of the U.S. in response to hurricanes Dolly, Gustav and Ike.

U.S. Property & Casualty salaries and wages decreased 4.8%, to $106.6 million in 2009 from $112.0 million in 2008. The decrease in 2009 compared to 2008 was due primarily to the reduction in FTEs. Payroll taxes and fringe benefits for U.S. Property & Casualty totaled $19.9 million in 2009, decreasing 11.6% from 2008 expenses of $22.5 million. The decrease in 2009 compared to 2008 was due primarily to the reduction in FTEs, lower incentive compensation expense, and temporary reductions in planned contributions to defined contribution retirement plans.

**Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits**

U.S. Property & Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of U.S. Property & Casualty revenues before reimbursements to 30.0% in 2009 from 27.9% in 2008. The increase in 2009 was primarily due to lower revenues in 2009 as these expenses tend to be more fixed in nature. In addition, the segment's bad debt expense was $1.8 million lower in 2008 compared to 2009. In 2008, the segment collected a previously charged-off account receivable and also introduced an incentive compensation plan that included a focus on reducing outstanding accounts receivable balances.

## INTERNATIONAL OPERATIONS SEGMENT

### Operating Earnings

International Operations' operating earnings decreased to $33.8 million in 2009, a decrease of 14.5% from 2008 operating earnings of $39.5 million for the reasons described below. This decline resulted in a slight decline in the operating margin from 8.9% in 2008 to 8.6% in 2009.

### Revenues before Reimbursements

International Operations revenues before reimbursements by major region were as follows:

| | 2009 | 2008 | Variance |
|---|---|---|---|
| | (In thousands) | | |
| U.K. | $ 125,921 | $ 165,167 | (23.8)% |
| Canada | 121,370 | 119,405 | 1.6 % |
| CEMEA | 81,535 | 93,610 | (12.9)% |
| Asia/Pacific | 51,362 | 52,339 | (1.9)% |
| Americas | 11,561 | 13,535 | (14.6)% |
| **Total International Operations Revenues before Reimbursements** | $ 391,749 | $ 444,056 | (11.8)% |

Revenues before reimbursements from our International Operations segment totaled $391.7 million in 2009, an 11.8% decrease from the $444.1 million in 2008. This 2009 revenue decrease was due to the net negative impact of changes in currency exchange rates, case volumes, and changes in the mix of services provided and in the rates charged for those services. Compared to 2008, the U.S. dollar was stronger in 2009 against most major foreign currencies, resulting in a negative impact from exchange rate movements of $62.5 million on this segment's revenues from 2008 to 2009. Excluding the negative impact of exchange rate fluctuations, International Operations revenues would have been $454.2 million in 2009, reflecting growth in revenues on a constant dollar basis of 2.3%.

Excluding the disposition of a Netherlands subsidiary in 2008, International Operations unit volume, measured principally by cases received, declined 5.8% in 2009 compared to 2008. This decline primarily reflected decreased case referrals during 2009 in the U.K. and Canada, partially offset by increases in case referrals in other major regions of our International Operations segment, as discussed below. Average revenue per claim increased 9.6% from changes in the mix of services provided and in the rates charged for those services. A net decrease in 2009 of high-frequency, low-severity claims primarily in Canada raised the average revenue per claim in 2009, as discussed below. The disposition of the Netherlands subsidiary in 2008 decreased revenues by $6.6 million, or 1.5%, in 2009 compared to 2008.

### Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our International Operations segment decreased to $31.0 million in 2009 from $42.1 million in 2008. This decrease in 2009 was due primarily to reduced out-of-pocket reimbursable expenses related to a major Canadian service agreement and also due to a stronger U.S. dollar in 2009.

### Case Volume Analysis

Excluding the impact of the 2008 disposition of the Netherlands subsidiary, International Operations unit volumes by region for 2009 and 2008 were as follows:

| | 2009 | 2008 | Variance |
|---|---|---|---|
| U.K. | 139,933 | 162,380 | (13.8)% |
| Canada | 137,719 | 165,613 | (16.8)% |
| CEMEA | 120,620 | 117,493 | 2.7 % |
| Asia/Pacific | 101,029 | 95,490 | 5.8 % |
| Americas | 66,943 | 60,380 | 10.9 % |
| **Total International Operations Cases Received** | 566,244 | 601,356 | (5.8)% |

The 2009 decrease in the U.K. was due primarily to a reduction of storm-related claims in 2009. The 2009 decrease in Canada was due primarily to a reduction in weather-related activity. The 2009 increase in CEMEA was due primarily to an increase in high-frequency, low severity claims in Scandinavia and Belgium. The changes in Asia-Pacific volumes were primarily due to high frequency, low severity claims activity in China and an increase in weather-related activity in Australia. The increase in the Americas was due primarily to an increase in high frequency, low severity claims in Brazil.

### Direct Compensation and Fringe Benefits

As a percent of segment revenues before reimbursements, direct compensation expense including related payroll taxes and fringe benefits increased slightly to 68.3% in 2009 from 67.2% in 2008. This percentage increase in 2009 was primarily due to higher costs related to our U.K. defined benefit retirement plans in 2009. The dollar amount of these expenses decreased in 2009 by $30.8 million, due primarily to a stronger U.S. dollar in 2009, offset partially by the higher costs in the U.K. for defined benefit retirement plans. There was an average of 4,266 International Operations FTEs in 2009, up slightly from 4,217 in 2008.

Salaries and wages of International Operations segment personnel decreased 12.0% to $224.1 million in 2009 compared to $254.7 million in 2008, decreasing as a percent of revenues before reimbursements from 57.4% in 2008 to 57.2% in 2009. The decrease in these expenses in 2009 was primarily related to the stronger U.S. dollar during 2009. Payroll taxes and fringe benefits decreased slightly to $43.4 million in 2009 compared to $43.6 million in 2008 as the increased U.K. defined benefit retirement plan expense substantially offset the impact of a stronger U.S. dollar.

### Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of segment revenues before reimbursements from 23.9% in 2008 to 23.1% in 2009. This percentage decrease in 2009 was due primarily to increased operational efficiencies which allowed us to service additional revenue when measured on a constant-dollar basis without adding an equivalent amount of these costs which are generally more fixed in nature. The dollar amount of these expenses decreased in 2009 by $15.8 million due primarily to a stronger U.S. dollar in 2009.

## BROADSPIRE SEGMENT

### Operating (Loss) Earnings

Our Broadspire segment recorded an operating loss of $(1.6) million, or (0.6)% of segment revenues before reimbursements in 2009 compared to operating earnings of $3.5 million, or 1.1% of segment revenues before reimbursements in 2008. Declining case volumes in 2009 and the weakened labor market in the U.S. negatively impacted Broadspire's operating results.

**Revenues before Reimbursements**

Broadspire revenues before reimbursements by major service line were as follows:

| | 2009 | 2008 | Variance |
|---|---|---|---|
| | (In thousands) | | |
| Claim Management Services | $ 127,923 | $ 144,941 | (11.7)% |
| Medical Management Services | 142,296 | 146,179 | (2.7)% |
| Risk Management Information Services | 18,431 | 20,721 | (11.1)% |
| **Total Broadspire Revenues before Reimbursements** | $ 288,650 | $ 311,841 | (7.4)% |

Broadspire segment revenues before reimbursements decreased 7.4% to $288.7 million in 2009 compared to $311.8 million in 2008. Unit volumes for the Broadspire segment, measured principally by cases received, decreased 11.2% from 2008 to 2009. Partially offsetting the decline in unit volumes was a 3.8% increase from changes in the mix of services provided and in the rates charged for those services. The change in the mix of services provided reflected the utilization of medical management services at a higher rate compared to claim management services. The net result of these factors was a 7.4% decrease in Broadspire segment revenues before reimbursements from 2008 to 2009.

**Reimbursed Expenses Included in Total Revenues**

Reimbursements for out-of-pocket expenses included in total revenues for our Broadspire segment were $5.2 million in 2009, decreasing slightly from $5.3 million in 2008. This decrease was primarily attributable to the declines in case volumes, substantially offset by increased out-of-pocket expenses for the medical management of workers' compensation claims.

**Case Volume Analysis**

Broadspire unit volumes by major underlying case category, as measured by cases received, for 2009 and 2008 were as follows:

| | 2009 | 2008 | Variance |
|---|---|---|---|
| Workers' Compensation | 142,249 | 162,548 | (12.5)% |
| Casualty | 63,767 | 73,236 | (12.9)% |
| Other | 16,455 | 14,637 | 12.4 % |
| **Total Broadspire Cases Received** | 222,471 | 250,421 | (11.2)% |

The 2009 declines in workers' compensation claims reflected a continuing decline in reported workplace injuries in the U.S primarily as a result of the overall decline in employment due to the then-current economic climate. The 2009 declines in casualty claims were primarily due to reductions in claims from our then-existing clients as a result of the overall industry-wide reduction in claims volume, partially offset by net new business gains. The 2009 increases in other claims were primarily due to increases in health management services resulting from employers that added such services to their employee benefits programs.

**Direct Compensation and Fringe Benefits**

Broadspire's direct compensation and fringe benefits expense, as a percent of the related revenues before reimbursements, decreased to 56.0% in 2009 compared to 56.3% in 2008. The decrease in 2009 was primarily due to fewer FTEs in 2009 as a result of reduced case volumes, lower incentive compensation expense, and lower costs related to temporary reductions in planned contributions to defined contribution retirement plans. Average FTEs totaled 2,243 in 2009, down from 2,362 in 2008.

Broadspire segment salaries and wages decreased 6.8%, to $135.0 million in 2009 from $144.8 million in 2008, reflecting the decline in FTEs and lower incentive compensation expense in 2009. Payroll taxes and fringe benefits for our Broadspire segment totaled $26.8 million in 2009, decreasing 12.4% from 2008 expenses of $30.6 million, reflecting the temporary reduction in planned contributions to defined contribution retirement plans in 2009, as well as lower levels of salaries and wages.

### Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Broadspire segment expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of segment revenues before reimbursements to 44.6% in 2009 from 42.6% in 2008. This percentage increase was primarily due to lower revenue, even though total 2009 expenses were reduced year-over-year due primarily to lower office operating expenses in 2009 and the implementation of the *Risk*Tech software, which allowed us to terminate an outsource arrangement with an information technology service provider.

## LEGAL SETTLEMENT ADMINISTRATION SEGMENT

### Operating Earnings

Our Legal Settlement Administration segment reported 2009 operating earnings of $13.1 million, increasing 21.4% from $10.8 million in 2008 with the related operating margin increasing from 14.4% in 2008 to 16.0% in 2009 for the reasons discussed below.

### Revenues before Reimbursements

Legal Settlement Administration revenues before reimbursements increased 9.5% to $82.0 million in 2009, compared to $74.9 million in 2008. The growth in revenues is due primarily to an increase in bankruptcy assignments received as a result of the then-current economic conditions.

At December 31, 2009 we had an estimated backlog of awarded projects totaling approximately $55.0 million, compared to $41.9 million at December 31, 2008.

### Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for Legal Settlement Administration were $32.1 million in 2009, increasing from $28.7 million in 2008. The increase in 2009 was due primarily to the overall increase in activity in 2009 that required significant amounts of out-of-pocket reimbursable expenses.

### Transaction Volume

Legal Settlement Administration services are generally project-based and not denominated by individual claims. Depending upon the nature of projects and their respective stages of completion, the volume of transactions or tasks performed in this segment can vary, sometimes significantly, in any given period. For this reason, period-over-period comparisons are generally not meaningful.

### Direct Compensation and Fringe Benefits

Legal Settlement Administration's direct compensation expense, including related payroll taxes and fringe benefits, as a percent of segment revenues before reimbursements, decreased to 43.7% in 2009 compared to 47.2% in 2008. The 2009 percentage decrease was primarily due to operating efficiencies achieved as a result of the increase in revenues. The slight increase in the 2009 dollar amount of these expenses was due primarily to the increased number of FTEs in 2009. There was an average of 347 FTEs in 2009, compared to an average of 336 in 2008.

Legal Settlement Administration salaries and wages, including incentive compensation, increased 1.0% to $31.3 million in 2009 from $31.0 million in 2008. Payroll taxes and fringe benefits for Legal Settlement Administration totaled $4.6 million in 2009, increasing 4.5% from 2008 costs of $4.4 million. This 2009 increase was primarily the result of the increase in the number of FTEs in 2009.

### Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Legal Settlement Administration expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of related segment revenues before reimbursements to 40.3% in 2009 from 38.4% in 2008. The 2009 increase was primarily due to an increase in expenses related to the use of our outsourced service providers.

## EXPENSES AND GAINS EXCLUDED FROM SEGMENT OPERATING EARNINGS

### Income Taxes

Income tax provisions totaled $9.7 million, $2.6 million, and $11.6 million for 2010, 2009, and 2008, respectively. Our consolidated effective income tax rate for financial reporting purposes may change periodically due to changes in enacted tax rates, fluctuations in the mix of income earned from our various domestic and international operations, which may be subject to differing tax rates, our ability to utilize net operating loss and tax credit carryforwards, and amounts related to uncertain income tax positions. Our effective tax rate, including discrete items and adjustments related to uncertain tax positions, for financial reporting purposes was 25.2%, (2.3)%, and 26.0% for 2010, 2009, and 2008, respectively. After adjusting for the $10.8 million and $140.3 million non-deductible goodwill charges in 2010 and 2009, respectively, our effective tax rate was 19.7% in 2010 and 9.7% in 2009. The 2010 rate reflects the continuing tax benefit from the 2009 restructuring. The lower rate in 2009 was due to a one-time $3.3 million income tax benefit for foreign tax credits and $2.4 million in ongoing reduced foreign taxes as a result of the completion of an internal restructuring of certain of our international operations in the second quarter of 2009. Based on our 2011 operating plans, we anticipate our effective tax rate for financial reporting purposes in 2011 to be in the 29% to 31% range.

Our most significant deferred tax asset is related to the unfunded liability of our defined benefit pension plans. The tax deduction for defined benefit pension plans generally occurs upon the timing of funding of plan liabilities. Assuming that the estimated minimum funding requirements for the defined benefit pension plans are met, the deferred tax asset should be realized. In accordance with GAAP, we have considered the four possible sources of taxable income that may be available to realize a tax benefit for deductible temporary differences and carryforwards and have recorded a $4.8 million valuation allowance on certain net operating loss carryforwards in our international operations and a $5.5 million valuation allowance on certain foreign tax credits in our domestic operations. Management believes that it is more likely than not that we will realize our net deferred tax assets based on our forecast of future taxable income. Future changes in the valuation allowance should not affect our liquidity or our compliance with any existing debt covenants.

### Net Corporate Interest Expense

Net corporate interest expense is comprised of interest expense that we incur on our short- and long-term borrowings, partially offset by interest income we earn on available cash balances and short-term investments. These amounts vary based on interest rates, borrowings outstanding, and the amounts of invested cash and investments. Interest expense is also impacted by our interest rate swap agreements. Corporate interest expense totaled $15.7 million, $15.2 million, and $19.6 million for 2010, 2009, and 2008, respectively. The increase in interest expense in 2010 compared to 2009 was due primarily to higher levels of outstanding borrowings in 2010. The decrease in interest expense from 2008 to 2009 was due primarily to lower interest rates and lower levels of outstanding borrowings in 2009. Corporate interest income totaled $681,000, $1.1 million, and $2.0 million in 2010, 2009, and 2008, respectively. Corporate interest income decreased in 2010 compared to 2009 and 2008 primarily due to the overall decline in interest rates during 2010 and lower levels of available cash balances for investing during 2010.

### Amortization of Customer-Relationship Intangible Assets

Amortization of customer-relationship intangible assets represents the non-cash amortization expense of customer-relationship intangible assets arising from our 2006 acquisitions of BMSI and Specialty Liability Services, Ltd. Amortization expense associated with these intangible assets totaled $6.0 million in 2010, 2009, and 2008, respectively. This amortization is included in SG&A expenses in our Consolidated Statements of Operations.

### Stock Option Expense

Stock option expense, a component of stock-based compensation expense, is comprised of non-cash expenses related to stock options granted under our various stock option and employee stock purchase plans. Most of our stock options were granted prior to 2005. Stock option expense of $761,000, $914,000, and $861,000 was recognized during 2010, 2009, and 2008, respectively. Other stock-based compensation expense related to our Executive Stock Bonus Plan (pursuant to which we have authority to grant performance shares and restricted shares) is charged to our four operating segments and included in the determination of segment operating earnings.

**Unallocated Corporate and Shared Costs**

Certain unallocated costs and credits are excluded from the determination of segment operating earnings. These unallocated corporate and shared costs primarily represent pension costs or credits related to our frozen U.S. defined benefit pension plan, expenses for our CEO and our Board of Directors, certain adjustments to our self-insured liabilities, and certain adjustments to our allowances for doubtful accounts receivable. From time to time, we evaluate which corporate costs and credits are appropriately allocated to our four operating segments. If changes are made to our allocation methodology, prior period allocations are revised to conform to our then-current allocation methodology.

Unallocated corporate and shared costs were a net expense of $6.7 million, $10.7 million, and $6.7 million in 2010, 2009 and 2008, respectively. These costs decreased in 2010 compared to 2009 due primarily to a $3.5 million decrease in U.S. defined benefit pension plan expense. These costs increased in 2009 compared to 2008 due primarily to a $12.1 million increase in U.S. defined benefit pension plan expense, partially offset by lower self-insurance expenses and lower incentive compensation expense for our CEO. Unallocated corporate and shared costs in 2008 also included a loss of approximately $900,000 on the sublease of a portion of a Legal Settlement Administration segment facility.

**Other Gains and Expenses**

On October 27, 2010, the independent arbitrator arbitrating the Broadspire Accounting Arbitration issued a decision and determination in connection therewith, which is described more fully in Note 3, "Goodwill and Intangible Assets," to the accompanying audited consolidated financial statements. As a result of this determination, we made payments to Platinum Equity, LLC ("Platinum") totaling $13.5 million during 2010, representing additional purchase price consideration for the acquisition of BMSI. We have accrued an additional $1.3 million representing interest on a portion of the additional purchase price consideration which we expect to be required to pay at the conclusion of a separate arbitration proceeding with Platinum, which is also more fully described in Note 3, "Goodwill and Intangible Assets," to the accompanying audited consolidated financial statements. All of the goodwill in the Broadspire segment was previously impaired and the fair value of the Broadspire segment does not support additional goodwill. Accordingly, the Company recorded additional goodwill impairment charges of $14.8 million in 2010. All but the interest portion of the charge is nondeductible for tax purposes.

Also, during 2010, we recorded a $4.0 million reduction to an estimated tax payable accrued as part of the BMSI acquisition. Accordingly, the goodwill impairment charge was reduced in 2010 as such amount was not material for prior year restatement.

Due to declines in then-current and forecasted operating results for our Broadspire reportable segment and reporting unit, the impact that declining U.S. employment levels have had on Broadspire's revenue, and the weakness in our stock prices, we recorded noncash goodwill and other intangible asset impairment charges of $140.9 million in 2009. The $140.3 million goodwill impairment charge is not deductible for income tax purposes. The intangible asset portion of the charge relates to the value of a trade name indefinite-lived intangible asset used in a small portion of the Broadspire reporting unit and was $600,000 of the total charge.

Other gains and expenses in 2010 consisted of restructuring and other costs that totaled $4.7 million before income taxes. Included in these costs are $2.7 million for a loss incurred on a separate phase of the partial sublease of our Broadspire facility in Plantation, Florida, and $2.0 million for severance costs related to reductions in administrative staff in the U.S.

Other gains and expenses in 2009 consisted of restructuring and other costs that totaled $4.1 million before income taxes. Included in the restructuring and other costs are a $1.8 million loss on the partial sublease of our Broadspire facility in Plantation, Florida, $1.8 million in professional fees related to the internal realignment of certain of our legal entities in the U.S. and internationally in 2008 and 2009, and approximately $500,000 in severance expense in our International Operations segment. This realignment did not impact the composition of our segments for financial reporting purposes.

Other gains and expenses in 2008 consisted of $3.3 million of pretax restructuring charges partially offset by a $2.5 million non-taxable gain on the sale of the Netherlands subsidiary. The $3.3 million restructuring charges consisted of $1.8 million for severance and other costs in our International Operations segment, $300,000 for severance costs in our U.S. Property and Casualty segment, and $1.2 million for professional fees incurred in connection with the internal realignment previously discussed.

## Liquidity, Capital Resources, and Financial Condition

We continue to evaluate current and forecasted economic conditions and their potential implications for us, including, among other things, estimating the fair value of our financial instruments, asset impairments, liquidity, compliance with our debt covenants, and relationships with our financing agreement counterparties and customers.

Currently, we believe that all of our material financial assets subject to fair value accounting have readily observable market prices. Most of our liquid assets are invested in cash and cash equivalents consisting of payable-on-demand bank deposit accounts and short-term money market funds. While we are not aware of any losses, or expected losses, related to these bank deposits or money market funds, in the U.S. or abroad, we cannot provide any assurances that future market events will not materially adversely impact the values of any such assets.

We are not aware of any additional restrictions placed on us, or being considered to be placed on us, related to our ability to access capital, such as borrowing against the revolving credit portion of our credit agreement dated as of October 31, 2006, by and among the Company, Crawford & Company International, Inc., SunTrust Bank, as agent and a lender, and the other lenders party thereto (as amended, the "Credit Agreement"). We do not rely on repurchase agreements or the commercial paper market to meet our short-term or long-term funding needs. At December 31, 2010, we were in compliance with all of the covenants in our Credit Agreement. The previously discussed impairment charges related to goodwill and an intangible asset in 2010 and 2009 did not impact this covenant compliance. In 2009 we entered into a fifth amendment to our Credit Agreement in order to extend the maturity date of the revolving credit facility and to obtain certain additional operational and financing flexibility. We entered into a sixth amendment to our Credit Agreement in the fourth quarter of 2010 to, among other items, obtain additional term loans in an aggregate principal amount of $50.0 million, which enabled us to make $50.0 million in accelerated contributions to the frozen U.S. defined benefit pension plan in December 2010 and January 2011.

In May 2010, the three-year interest rate swap agreement that effectively converted the LIBOR-based portion of the interest rate under our Credit Agreement on an initial notional amount of $175.0 million of our floating-rate debt to a fixed rate of 5.25% expired. In 2009, this interest rate swap was discontinued as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates and future changes to the fair value of this swap agreement were recorded by the Company as an expense adjustment rather than a component of the Company's accumulated other comprehensive loss. This amount was $1.6 million for the year ended December 31, 2010. In November 2009, the Company entered into a two-year forward-starting interest rate swap agreement that was effective beginning on June 30, 2010. The swap effectively converts the LIBOR-based portion of the interest rate on an initial notional amount of $90.0 million of the Company's floating-rate debt to a fixed rate of 3.05% plus the applicable credit spread. The Company designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount of the swap is reduced to $85.0 million on March 31, 2011 to match the expected repayment of the Company's outstanding debt. The swap expires on September 30, 2012.

We continue the ongoing monitoring of our customers' ability to pay us for the services that we render to them. Based on historical results, we currently believe there is a low likelihood that write-offs of our existing accounts receivable will have a material impact on our financial results. However, if one or more of our key customers files bankruptcy or otherwise becomes unable to make required payments to us, or if overall economic conditions continue to deteriorate, we may need to make material provisions in the future to increase our allowance for accounts receivable. In December 2010, we were notified by a major client of our Broadspire segment that the client was in bankruptcy and would terminate its relationship with us during the first quarter of 2011. As a result, we increased our allowance for doubtful accounts by $1.3 million for all pre-petition accounts receivable of the client that are not expected to be recovered.

Our International Operations segment exposes us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Changes in the relative values of non-U.S. currencies to the U.S. dollar affect our financial results. Increases in the value of the U.S. dollar compared to the other functional currencies in the locations in which we do business negatively impacted our revenues and operating earnings in 2009 compared to 2008, while 2010 saw a reversal of the strength of the U.S. dollar, which positively impacted our 2010 results. We cannot predict the impact that foreign currency exchange rates may have on our future revenues or operating earnings in our International Operations segment.

Continued high unemployment levels in the United States through 2010, have resulted in an industry-wide reduction in the number of employment-related claim referrals, such as workers' compensation claims. Our Broadspire segment has been negatively impacted by this, resulting in a 6.4% decrease in workers' compensation claim referrals in 2010 compared to 2009. This trend may continue or stabilize depending on future employment levels or changes in workplace safety guidelines. In addition, we have seen a decade-long trend in the U.S. of a decline in the number of reported injuries in the workplace, which we attribute to the shift of the U.S. economy to service-related industries from manufacturing-related industries. This trend has lowered the occurrence of workers' compensation claims.

At December 31, 2010, our working capital balance (current assets less current liabilities) was approximately $82.6 million, an increase of $15.8 million from the working capital balance at December 31, 2009. The primary causes of this increase at December 31, 2010 were a $32.4 million net increase in accounts receivable and unbilled revenues and a $23.2 million increase in cash and cash equivalents, partially offset by a $37.8 million increase in current liabilities. During 2010, we made cash contributions of $55.3 million and $6.5 million, respectively to our defined benefit pension plans in the U.S. and U.K., compared with $10.3 million and $4.8 million, respectively, in 2009. Cash and cash equivalents at the end of 2010 totaled $93.5 million, increasing $23.2 million from $70.4 million at the end of 2009. The increased cash balance reflects borrowings held at the end of 2010 that were used to make a $20 million contribution to the frozen U.S. defined benefit pension plan in January 2011.

**Cash Provided by Operating Activities**

Cash provided by operating activities decreased by $25.5 million in 2010, from $51.7 million in 2009 to $26.2 million in 2010. This decrease was due primarily to higher contributions to the Company's frozen U.S. defined benefit pension plan. The Company made $30.0 million of accelerated contributions to the Company's frozen U.S. defined benefit pension plan in 2010, which reduced operating cash flow. In 2010, we reduced the average DSO in billed and unbilled accounts receivable by 8.5 days. Our DSO was significantly influenced by the prompt payment terms of the special project in the Legal Settlement Administration segment. We expect our DSO to rise in 2011 as the special project winds down. Interest payments on our debt were $14.2 million in 2010, and tax payments, net of refunds, were $6.2 million in 2010.

Cash provided by operating activities decreased by $19.9 million in 2009, from $71.6 million in 2008 to $51.7 million in 2009. This decrease was due primarily to lower net income, and reductions in other current liabilities partially offset by continuing improvements in receivables management. In 2009, we reduced the average DSO in billed and unbilled accounts receivable by nearly 3 days. The 2009 cash flow from operations included $10.3 million in contributions to our frozen U.S. defined benefit pension plan. Interest payments on our debt were $14.3 million in 2009, and tax payments, net of refunds, were $10.3 million in 2009.

**Cash Used in Investing Activities**

Cash used in investing activities increased by $11.3 million in 2010, from $31.2 million in 2009 to $42.5 million in 2010. Cash used to acquire property and equipment and capitalized software, including capitalization of internal software development costs, was $27.8 million in 2010 compared to $24.7 million in 2009. In addition, we incurred $14.8 million of additional purchase price consideration for the previous acquisition of BMSI. We forecast that our property and equipment additions in 2011, including capitalized software, will approximate $26.0 million.

Cash used in investing activities increased by $3.2 million in 2009, from $28.0 million in 2008 to $31.2 million in 2009. Cash used to acquire property and equipment and capitalized software, including capitalization of internal software development costs, was $24.7 million in 2009 compared to $32.0 million in 2008. During 2009 we made cash payments for acquisitions of $6.3 million, primarily consisting of earnout payments due on the 2002 acquisition of Robertson and Company Group ("Robertson").

**Cash Provided by (Used in) Financing Activities**

Cash provided by financing activities was $39.5 million in 2010. In 2010, we borrowed an additional $50.6 million in long-term debt, primarily in conjunction with the sixth amendment to our Credit Agreement in order to fund an aggregate of $50.0 million in accelerated contributions to our frozen U.S. defined benefit pension plan at the end of 2010 and beginning of 2011. We repaid a net of $8.8 million of short- and long-term borrowings and incurred $1.9 million of costs in connection with the sixth amendment to our Credit Agreement. Also in 2010, we used shares of our Class A common stock to settle $703,000 of withholding taxes owed on the issuance of restricted and performance shares.

Cash used in financing activities was $26.6 million in 2009. In 2009, we repaid a net of $20.7 million of short- and long-term borrowings and incurred $4.1 million of costs in connection with various amendments to our Credit Agreement. Also in 2009, we used shares of our Class A common stock to settle $1.9 million of withholding taxes owed on the issuance of restricted and performance shares.

Cash used in financing activities was $12.8 million in 2008. In 2008, we repaid a net of $14.2 million of short-term and long-term borrowings.

The Company may be required to make additional annual debt repayments if the Company generates excess cash flows or fails to meet certain leverage ratios as defined in the Credit Agreement. The Company is not required to make any excess cash flow payments in 2011.

**Other Matters Concerning Liquidity and Capital Resources**

As a component of our Credit Agreement, we maintain a committed $100.0 million revolving credit line with a syndicate of lenders in order to meet seasonal working capital requirements and other financing needs that may arise. This revolving credit line expires on October 30, 2013. As a component of this credit line, we maintain a letter of credit facility to satisfy certain contractual obligations. Including $20.3 million and $19.6 million of undrawn letters of credit issued under the letter of credit facility, the balance of our unused line of credit totaled $79.7 million and $80.4 million at December 31, 2010 and 2009, respectively. Our short-term debt obligations typically peak during the first quarter of each year due to the annual payment of incentive compensation, contributions to retirement plans, and certain other recurring payments, and generally decline during the balance of the year. Our maximum month-end short-term debt obligations were $31.2 million and $15.9 million in 2010 and 2009, respectively. Our average month-end short-term debt obligations were $19.9 million and $9.9 million in 2010 and 2009, respectively. At December 31, 2010 and 2009, the outstanding balances, excluding outstanding but undrawn letters of credit under our revolving line of credit facility were zero. Long-term borrowings outstanding, including current installments, totaled $223.3 million as of December 31, 2010, compared to $181.3 million at December 31, 2009. We have historically used the proceeds from our long-term borrowings to finance, among other things, business acquisitions. During 2010 and 2011, we used $50.0 million of long-term borrowings to fund a portion of our obligations under our frozen U.S. defined benefit pension plan.

As disclosed in Note 4, "Short-Term and Long-Term Debt, Including Capital Leases," to our accompanying audited consolidated financial statements in Item 8 of this Annual Report on Form 10-K, we have three principal financial covenants in our Credit Agreement. Of the three financial covenants contained in our Credit Agreement, we believe the leverage ratio and fixed charge coverage ratio covenants are potentially the most restrictive. The leverage ratio covenant requires us to comply with a maximum leverage ratio, defined in our Credit Agreement as the ratio of consolidated total funded debt to earnings before interest expense, income taxes, depreciation, amortization, stock-based compensation expense, and certain other charges and expenses ("EBITDA"), of no more than (i) 3.50 to 1.00 from December 31, 2010 through March 31, 2012, (ii) 3.00 to 1.00 from June 30, 2012 through December 31, 2012, and (iii) 2.50 to 1.00 after March 31, 2013. At December 31, 2010, our actual leverage ratio was 2.47 to 1.00, compared to the maximum of 3.50 to 1.00 allowed by our Credit Agreement. As noted above, the maximum allowable leverage ratio remains at 3.50 to 1.00 for all of 2011. In order to make a dividend payment the leverage ratio (after giving pro forma effect to the dividend payment) cannot exceed 3.25 to 1.00 through March 31, 2012, at which time it follows the ratio specified in the covenant. The fixed charge coverage ratio covenant requires us to comply with a minimum fixed charge coverage ratio, defined in our Credit Agreement as the ratio of EBITDA to total fixed charges consisting of scheduled principal payments and interest payments, and restricted payments as defined in the Credit Agreement. The fixed charge coverage ratio must not be less than 1.50 to 1.00 for the four quarter period ending at the end of each fiscal quarter. At December 31, 2010, our actual fixed charge coverage ratio was 3.47 to 1.00, compared to the minimum of 1.50 to 1.00 allowed by our Credit Agreement. Based on our financial plans, we expect to remain in compliance with all required covenants throughout 2011. Our compliance with the leverage ratio and fixed charge coverage ratio is particularly sensitive to changes in our EBITDA, and if our financial plans for 2011 or other future periods do not meet our current projections, we could fail to remain in compliance with these or other financial covenants in our Credit Agreement.

Our compliance with the leverage ratio covenant is also sensitive to changes in our level of consolidated total funded debt, as defined in our Credit Agreement. In addition to short- and long-term borrowings, capital leases, and bank overdrafts, among other things, consolidated total funded debt includes letters of credit, the need for which can fluctuate based on our business requirements. An increase in borrowings under our Credit Agreement could negatively impact our leverage ratio, unless those increased borrowings are offset by a corresponding increase in our EBITDA. In addition, a reduction in EBITDA in the future could limit our ability to utilize available credit under the revolving credit facility contained in our Credit Agreement, which could negatively impact our ability to fund our current operations or make needed capital investments.

In December 2010, we entered into the sixth amendment to our Credit Agreement. The amendment increased the amount of the term loans by $50.0 million, and required the Company to use the proceeds to make an aggregate of $50.0 million in accelerated contributions to its frozen U.S. defined benefit plan in December 2010 and January 2011. The sixth amendment to the Credit Agreement also provided for certain upward adjustments to the maximum leverage ratio and increased the cap on non-speculative hedging agreements to $100.0 million from $50.0 million.

We believe our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations for the next 12 months. The most significant obligation we currently have which will become due after 12 months is the repayment of our Term Loan, which is required in October 2013. We currently intend to renegotiate our current, or enter into a new, credit facility by December 31, 2012. We expect that, if we enter into a new facility, we would use proceeds thereunder to repay amounts outstanding under the Credit Agreement and, along with funds generated from operations, provide financial flexibility beyond 2012. No assurances can be provided that we will be able to renegotiate or existing, or enter into a new credit facility in a timely manner, or as to the terms or requirements thereunder.

**Contractual Obligations**

As of December 31, 2010, the impact that our contractual obligations, including estimated interest payments, are expected to have on our liquidity and cash flow in future periods is as follows:

(Note references in the following table refer to the note in the accompanying audited consolidated financial statements in Item 8 of this Annual Report on Form 10-K)

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | One Year or Less | 1 to 3 Years | 3 to 5 Years | After 5 Years | Total |
| | | | (In thousands) | | |
| Operating lease obligations (Note 7) | $ 50,422 | $ 77,378 | $ 48,667 | $ 69,130 | $ 245,597 |
| Long-term debt, including current portions (Note 4) | 2,600 | 219,975 | — | — | 222,575 |
| Estimated interest rate swap settlements (Note 5) | 913 | 491 | — | — | 1,404 |
| Capital lease obligations (Note 4) | 291 | 347 | 115 | — | 753 |
| Total, before interest payments | 54,226 | 298,191 | 48,782 | 69,130 | 470,329 |
| Estimated interest payments for: | | | | | |
| Term loan | 11,634 | 22,859 | 9,362 | — | 43,855 |
| Total contractual obligations | $ 65,860 | $ 321,050 | $ 58,144 | $ 69,130 | $ 514,184 |

Approximately $22.0 million of operating lease obligations included in the table above are expected to be funded by sublessors under existing sublease agreements.

We are required to make substantial future payments on borrowings outstanding under our Credit Agreement, which payments will vary based on prevailing interest rates. Based on interest rates and borrowings at December 31, 2010, the preceding table shows estimated future interest payments over the remaining term of the term loan and revolving credit facility under our Credit Agreement, after considering the impact of required minimum quarterly principal payments on the term loan facility. The actual amounts of interest that we will ultimately pay will likely differ from the amounts presented above due to future changes in interest rates, which we are unable to predict, and possibly due to any accelerated principal payments that we may voluntarily make.

The Company may be required to make additional annual debt repayments if the Company generates excess cash flows and fails to meet certain leverage ratios as defined in the Credit Agreement. The Company is not required to make any excess cash flow payments in 2011.

At December 31, 2010, we had approximately $2.3 million of unrecognized income tax benefits related to uncertain tax positions. We cannot reasonably estimate when all of these unrecognized income tax benefits may be settled. However, it is reasonably possible that a reduction in the range of $50,000 to $550,000 of unrecognized income tax benefits may occur within the next twelve months as a result of projected resolutions of income tax uncertainties.

Deferred income tax liabilities as of December 31, 2010 were approximately $17.1 million. This amount is not included in the contractual obligations table because we believe this presentation would not be meaningful. Deferred income tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their respective book basis, which will result in taxable amounts in future years when the liabilities are settled at their reported financial statement amounts. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, scheduling deferred income tax liabilities as payments due by period could be misleading, because this scheduling would not relate to liquidity needs.

**Defined Benefit Pension Funding and Cost**

We sponsor defined benefit pension plans in the U.S. and U.K. Future cash funding of our defined benefit pension plans will depend largely on future investment performance, interest rates, changes to mortality tables, and regulatory requirements. Effective December 31, 2002, we froze our U.S. defined benefit pension plan. The aggregate deficit in the funded status of all of our defined benefit pension plans totaled $168.5 million and $216.3 million at the end of 2010 and 2009, respectively. The 2010 decrease in the funding deficit of our defined benefit pension plans primarily resulted from the additional contributions made in 2010. During 2010, we made contributions of $55.3 million and $6.5 million to our U.S. and U.K. defined benefit pension plans, respectively, including $30.0 million of accelerated contributions. In 2011, we made contributions of $20.0 million to our frozen U.S. defined benefit pension plan in January and expect to make contributions of $6.9 million to our U.K. defined benefit pension plan. We currently project no additional funding for our U.S. plan in 2011.

Our frozen U.S. defined benefit pension plan was underfunded by $117.6 million at December 31, 2010 based on an accumulated benefit obligation of $447 million. Based on current assumptions of 5.42% for the interest rate to discount plan liabilities and a cap of 8.00% for the expected long-term rate of return on the plan's assets, we estimate that we will have to make the following annual minimum contributions over the next six years to our frozen U.S. defined benefit pension plan:

| Year Funded | Estimated Minimum Funding Requirement (In thousands) |
|---|---|
| 2011 | $ 20,000 * |
| 2012 | 12,600 |
| 2013 | 27,000 |
| 2014 | 19,000 |
| 2015 | 7,000 |
| 2016 | 500 |

* Contribution was made in January 2011.

The estimated annual minimum contributions in the above table are sensitive to changes in the expected rate of return on plan assets and the discount rate used to determine the present value of projected benefits payable under the plan. If our assumption for the expected return on plan assets of our U.S. defined benefit pension plan increased by 1.00%, representing an increase in the expected return, our estimated cumulative minimum funding requirements for 2012 — 2016 would decrease by approximately $4.7 million. If our assumption for the expected return on plan assets of our U.S. defined benefit pension plan decreased by 1.00%, representing a decrease in the expected return, our estimated cumulative minimum funding requirements for 2012 through 2016 would increase by approximately $5.1 million. If our assumption for the discount rate used to determine the present value of projected benefits payable under the plan increased by 1.00%, representing an increase in the interest rate used to value pension plan liabilities, our estimated cumulative minimum funding requirements for 2012 through 2016 would decrease by approximately $30.9 million. If our assumption for the discount rate used to determine the present value of projected benefits payable under the plan decreased by 1.00%, representing a decrease in the interest rate used to value pension plan liabilities, our estimated cumulative minimum funding requirements for 2012 through 2016 would increase by approximately $32.0 million.

### Commercial Commitments

As a component of our Credit Agreement, we maintain a letter of credit facility to satisfy certain contractual obligations. At December 31, 2010, the total issued, but undrawn, letters of credit totaled approximately $20.3 million. These letters of credit expire as follows:

| | Amount of Commitment Expiration per Period | | | | |
|---|---|---|---|---|---|
| | One Year or Less | 1 to 3 Years | 3 to 5 Years | After 5 Years | Total |
| | | | (In thousands) | | |
| Standby Letters of Credit | $ 19,319 | $ 1,000 | $ — | $ — | $ 20,319 |

### Off-Balance Sheet Arrangements

At December 31, 2010, we were not party to any off-balance sheet arrangements, other than operating leases, which could materially impact our operations, financial condition, or cash flows. We have certain material obligations under operating lease agreements to which we are a party. In accordance with GAAP, these operating lease obligations and the related leased assets are not reported on our consolidated balance sheet.

We maintain funds in trusts to administer claims for certain clients. These funds are not available for our general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. We have concluded that we do not have material off-balance sheet financial risk related to these funds at December 31, 2010.

### Income Taxes

Legislation enacted on November 6, 2009 contained a provision that allowed U.S. businesses with net operating losses ("NOLs") in 2008 or 2009 to carry those losses back five years and obtain tax refunds. We filed a carryback claim for our 2008 U.S. NOL and received a $4.2 million tax refund in 2010. It is possible that cash outlays for income taxes may exceed income tax expense during the next three years as some deferred tax liabilities may enter into the determination of current taxable income.

### Changes in Financial Condition

The following addresses changes in our financial condition not addressed elsewhere in this MD&A.

Significant changes in our consolidated balance sheet as of December 31, 2010, compared to our consolidated balance sheet as of December 31, 2009, are as follows:

- Unbilled revenues increased by $29.1 million due to increased revenue in the fourth quarter of 2010, primarily in our Legal Settlement Administration segment.
- Noncurrent deferred income tax assets increased approximately $22.4 million primarily due to increases in tax credit carryforwards. Current deferred income tax liabilities increased by $17.1 million primarily due to temporary differences in revenue recognition for book and tax purposes.
- Accounts payable increased approximately $18.1 million due to higher expenses resulting from increased revenue in the fourth quarter of 2010.
- Accrued compensation and related costs increased approximately $19.7 million due to increased expense accruals in 2010 under various performance-based incentive compensation plans as a result of growth in revenues and operating earnings and reductions in DSO.
- Deferred revenues decreased by $8.9 million. Substantially all of this decrease is in our Broadspire segment due to the completion of certain open claims assumed in the acquisition of BMSI, net of additional deferred revenues generated by new claims in 2010.

## Critical Accounting Policies and Estimates

MD&A addresses our consolidated financial statements, which are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates and judgments based upon historical experience and various other factors that we believe are reasonable under then-existing circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies for revenue recognition, allowance for doubtful accounts, valuation of goodwill, indefinite-lived intangible assets, and other long-lived assets, defined benefit pension plans, determination of our effective tax rate for financial reporting purposes, and self-insured risks require significant judgments and estimates in the preparation of our consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, the amounts provided for are based on the best information available to us and we believe these estimates are reasonable.

We have discussed the following critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our related disclosure in this MD&A.

### Revenue Recognition

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized as unbilled revenues at estimated collectible amounts at the time such services are rendered. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs incurred in administering a claim are typically passed on to our clients and included in our revenues for all purposes under GAAP. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an evaluation of historical claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

Our fixed-fee service arrangements typically call for us to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where we handle a claim on a non-lifetime basis, we typically receive an additional fee on each anniversary date that the claim remains open. For service arrangements where we provide services for the life of the claim, we are only paid one fee for the life of the claim, regardless of the ultimate duration of the claim. As a result, our deferred revenues for claims handled for one or two years are not as sensitive to changes in claim closing rates since the revenues are ultimately recognized in the near future and additional fees are generated for handling long-lived claims. Deferred revenues for lifetime claim handling are considered more sensitive to changes in claim closing rates since we are obligated to handle these claims to their ultimate conclusion with no additional fees for long-lived claims.

Based upon our historical averages, we close approximately 99% of all cases referred to us under lifetime claim service arrangements within five years from the date of referral. Also, within that five-year period, the percentage of claims remaining open in any one particular year has remained relatively consistent from period to period. Each quarter we evaluate our historical claim closing rates by type of claim and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.

As of December 31, 2010, deferred revenues related to lifetime claim handling arrangements approximated $52.7 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims should such case closing rates change. The change in our first-year case closing rates over the last ten years has ranged from a decrease of 3.5% to an increase of 1.8%, and has averaged 1.1%. A 1% change is a reasonable likely change in our estimate based on historical data. Absent an increase in per-claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $1.7 million, $1.8 million, and $1.8 million for the years ended December 31, 2010, 2009, and 2008, respectively. If our average claim closing rates for lifetime claims increased by 1%, we would have recognized additional revenues of approximately $1.6 million, $1.9 million, and $1.9 million for the years ended December 31, 2010, 2009, and 2008, respectively.

**Allowance for Doubtful Accounts**

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments and for adjustments to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenues. These allowances are established by using historical write-off information intended to determine future loss expectations and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current industry conditions. Actual experience may differ significantly from historical or expected loss results. Each quarter, we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been materially accurate.

As of December 31, 2010 and 2009, our allowance for doubtful accounts totaled $10.5 million and $12.0 million, respectively, or approximately 6.9% and 7.9%, respectively, of gross billed receivables. If the financial condition of our clients deteriorates, resulting in an inability to make required payments to us, or if economic conditions deteriorate, additional allowances may be required. If the allowance for doubtful accounts changed by 1% of gross billed receivables, reflecting either an increase or decrease in expected future write-offs, the impact to consolidated pretax income would have been approximately $1.5 million in each of 2010 and 2009, and $1.7 million in 2008.

**Valuation of Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets**

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill, indefinite-lived intangible assets, or other long-lived assets have been impaired. Our indefinite-lived intangible assets consist of trade names associated with acquired businesses. Our other long-lived assets consist primarily of property and equipment, deferred income tax assets, capitalized software, and amortizable intangible assets related to customer relationships and technology. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test. We believe our goodwill, indefinite-lived intangible assets, and other long-lived assets were appropriately valued and not impaired at December 31, 2010. As discussed below, in 2010 and 2009 we recognized pretax impairment charges totaling $10.8 million and $140.9 million, respectively, related primarily to goodwill impairment charges in our Broadspire reporting unit and segment.

We perform an annual impairment analysis of goodwill in which we compare the carrying value of our reporting units to the estimated market value of those reporting units as determined by discounting future projected cash flows. We perform an interim impairment analysis when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value. As discussed below, we recognized impairment charges during 2010 and 2009. The estimated market values of our reporting units are based upon certain assumptions made by us. The estimated market values of our reporting units are reconciled to the Company's market value as determined by its stock price in order to validate the reasonableness of the estimated market values. The reasonableness of the implied control premium estimated from the reconciliation of the sum of the reporting units' fair values to the overall company fair value is determined by evaluating it against publicly available information about control premiums in recent transactions. Except as discussed below, the estimated market value of all of our reporting units significantly exceeded the carrying values of the reporting units.

Due to declines in current and forecasted operating results for our Broadspire reportable segment and reporting unit, the impact that declining U.S. employment levels had on Broadspire's revenue, and the weakness in our stock prices, we recorded a noncash goodwill and intangible asset impairment charge of $140.9 million in 2009 and an additional charge of $10.8 million in 2010. At the time the additional purchase price payments for BMSI were made in 2010, we concluded that the fair value of the Broadspire segment did not support additional goodwill. Accordingly, the additional goodwill resulting from the additional purchase price payments was immediately expensed as additional goodwill impairment charges. The $140.3 million goodwill impairment charge in 2009 is not deductible for income tax purposes. Approximately $2.5 million of the 2010 charge is related to interest and is therefore deductible for income tax purposes. The other intangible asset portion of the 2009 charge relates to the value of a trade name indefinite-lived intangible asset used in a small portion of the Broadspire reporting unit and was $600,000 of the total charge. These impairment charges are not reflected in Broadspire's segment operating loss. These impairment charges do not affect the Company's liquidity or cash flows and have no effect on the Company's compliance with the financial covenants under its Credit Agreement.

The first step of the goodwill impairment testing and measurement process involved estimating the fair value of the reporting unit using an internally prepared discounted cash flow analysis. The discount rate utilized in estimating the fair value of Broadspire in 2009 was 14%, reflecting our assessment of a market participant's view of the risks associated with the projected cash flows. The terminal growth rate used in the analysis was 3%. The results of step 1 of the process indicated potential impairment of the goodwill balance, as the carrying value of Broadspire exceeded its estimated fair value. As a result, we performed step 2 of the process to quantify the amount of the goodwill impairment. In this step, the estimated fair value of Broadspire was allocated among its respective assets and liabilities in order to determine an implied value of goodwill, in a manner similar to the calculations performed in the accounting for a business combination. The allocation process was performed only for purposes of measuring the goodwill impairment, and not to adjust the carrying values of recognized tangible assets or liabilities. Accordingly, no impairment charge or carrying value adjustments were made to the basis of any tangible asset or liability as a result of this process. We also updated our impairment review of other intangible assets, which identified no additional impairments at that time.

**Defined Benefit Pension Plans**

We sponsor various defined benefit pension plans in the U.S. and U.K. that cover a substantial number of current and former employees in each location. We utilize the services of independent actuaries to help us estimate our pension obligations and measure pension costs. Our U.S. defined benefit pension plan was frozen on December 31, 2002. Effective January 1, 2009, we determined that almost all of the U.S. plan participants are inactive and accordingly, changed the amortization period for net gains and losses from the average remaining service period of active employees (7.8 years) to the average remaining life expectancy of the inactive participants (currently 23.7 years). This change in estimate reduced net periodic pension cost by $7.1 million in 2009 and is reflected in the 2009 expected net periodic pension costs amount as discussed above. Pension expense for 2010 and future years is also impacted by this change. Our U.K. defined benefit pension plans were closed to new employees prior to October 31, 1997, but existing participants may still accrue additional limited benefits based on salary levels existing at the close date. Benefits payable under our U.S. defined benefit pension plan are generally based on career compensation; however, no additional benefits accrue on our frozen U.S. plan after December 31, 2002. Benefits payable under the U.K. plans are generally based on an employee's salary at the time the applicable plan was closed. Our funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of amounts deductible under applicable income tax regulations. Note 9, "Retirement Plans," of our accompanying audited consolidated financial statements in Item 8 of this Annual Report on Form 10-K provides details about the assumptions used in determining the funded status of the plans, the unrecognized actuarial gain/(loss), the components of net periodic benefit cost, benefit payments expected to be made in the future and plan asset allocations.

Investment objectives for the Company's U.S. and U.K. pension plan assets are to:

- Ensure availability of funds for payment of plan benefits as they become due;
- Provide for a reasonable amount of long-term growth of capital, without undue exposure to volatility, and protect the assets from erosion of purchasing power; and
- Provide investment results that meet or exceed the plans' actuarially assumed long-term rate of return.

The long-term goal for the U.S. and U.K. plans is to reach fully-funded status and to maintain that status. The investment policies contemplate the plans' asset return requirements and risk tolerances changing over time. Accordingly, reallocation of the portfolios' mix of return-seeking assets and liability-hedging assets will be performed as the plans' funded status improves. In conjunction with our investment policies, during 2010, we rebalanced the U.S. target allocation mix to initiate our long-term goal to reallocate from an equity-weighted to a fixed-income weighted investment strategy.

The current rules for pension accounting are complex and can produce tremendous volatility in our results, financial condition and liquidity. Our pension expense is primarily a function of the value of our plan assets and the discount rate used to measure our pension liability at a single point in time at the end of our fiscal year (the measurement date). Both of these factors are significantly influenced by the stock and bond markets, which in recent years have experienced substantial volatility.

In addition to expense volatility, we are required to record mark-to-market adjustments to our balance sheet on an annual basis for the net funded status of our pension plans. These adjustments have fluctuated significantly over the past several years and, like our pension expense, are a result of the discount rate and value of our plan assets at the measurement date. The funded status of our plans also impacts our liquidity, as current funding laws in the U.S. require increasingly aggressive funding levels for our pension plans.

The major assumptions used in accounting for our defined benefit pension plans are the discount rate and the expected long-term return on plan assets. The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled. Our discount rates were determined with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments in future years.

The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. Our pension plan assets are invested primarily in publicly-traded securities. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability-driven investment strategy with a greater concentration of fixed-income securities to better align plan assets with liabilities.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected return we can reasonably expect those investment classes to earn over time; and
- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. As a result of the transition to a liability-driven investment strategy described previously, the expected long-term rates of return on plan assets assumption used to determine 2011 net periodic pension cost were lowered to 8.00% and 8.25% for the U.S. and U.K. plans, respectively.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We apply our expected return on plan assets using fair market value as of the annual measurement date. The fair market value method results in greater volatility to our pension expense than the calculated value method. The amounts recognized in the balance sheet reflect a snapshot of the state of our long-term pension liabilities at the plan measurement date and the effect of mark-to-market accounting on plan assets. At December 31, 2010, we recorded a decrease to equity through other comprehensive income ("OCI") of $0.7 million (net of tax) to reflect unrealized actuarial losses during 2010. Those losses are subject to amortization over future years and may be reflected in future income statements unless they are recovered. At December 31, 2009, we recorded a decrease to equity through OCI of $26.5 million (net of tax) attributable to our pension plans.

Cumulative unrecognized actuarial losses for all plans were $267.3 million through December 31, 2010, compared to $265.7 million through December 31, 2009. These unrecognized losses reflect changes in the discount rates and differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless the minimum amount required to be amortized is below a corridor amount equal to 10% of the greater of the projected benefit obligation or the market-related value of plan assets, these unrecognized actuarial losses are required to be amortized and recognized in future periods. For example, projected pension plan expense for 2011 includes $10.5 million of amortization of these actuarial losses versus $10.8 million in 2010, $7.3 million in 2009 and $3.7 million in 2008.

Net periodic pension expense for our defined benefit pension plans is sensitive to changes in the underlying assumptions for the expected rates of return on plan assets and the discount rates used to determine the present value of projected benefits payable under the plans. If our assumptions for the expected returns on plan assets of our U.S. and U.K. defined benefit pension plans changed by 0.50%, representing either an increase or decrease in expected returns, the impact to 2010 consolidated pretax income would have been approximately $2.1 million. If our assumptions for the discount rates used to determine the present value of projected benefits payable under the plans changed by 0.25%, representing either an increase or decrease in interest rates used to value pension plan liabilities, the impact to 2010 consolidated pretax income would have been approximately $777,000.

**Determination of Effective Tax Rate Used for Financial Reporting**

We account for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to revenue recognition, accrued compensation and pensions, self-insurance, and depreciation and amortization.

For financial reporting purposes in accordance with the liability method of accounting for income taxes, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our consolidated balance sheets that are not related to balances in Accumulated Other Comprehensive Loss. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, multiplied by the enacted statutory tax rates for the year in which we estimate these differences will reverse. We must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets.

Other factors which influence our effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which we operate, our ability to utilize net operating loss and tax credit carryforwards, and changes in unrecognized tax benefits.

Our effective tax rate, defined as our provision for income taxes divided by income (loss) before income taxes, for financial reporting purposes in 2010, 2009, and 2008 was 25.2%, (2.3)%, and 26.0%, respectively. In 2010, $8.3 million of the $10.8 million goodwill impairment charges that we recorded is not deductible for income tax purposes. In 2009, $140.3 million of the $140.9 million goodwill and intangible asset impairment charges that we recorded was not deductible for income tax purposes. In determining the following sensitivity to changes in our effective tax rate, we added this amount to our pretax results. If our effective tax rate used for financial reporting purposes changed by 1%, we would have recognized an increase or decrease to income tax expense of approximately $468,000, $275,000, and $438,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Our effective tax rate for financial reporting purposes is expected to range between 29% and 31% in 2011. This estimated tax rate range reflects enacted law as well as the impact of estimated discrete items that may affect our tax rate in 2011.

It is possible that future changes in the tax laws of jurisdictions in which we operate could have a significant impact on U.S.-based multinational companies such as our company. At this time we cannot predict the likelihood or details of any such changes or their specific potential impact on our company.

**Self-Insured Risks**

We self-insure certain insurable risks consisting primarily of professional liability, auto liability, employee medical, disability, and workers' compensation. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these self-insured risks are in the United States. Provisions for claims incurred under self-insured programs are made based on our estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to us, and the adverse developments on reported losses. These estimated liabilities are calculated based on historical claim payment experience, the expected life of the claims, and other factors considered relevant to the claims. The liabilities for claims incurred under our self-insured workers' compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. Each quarter we evaluate the adequacy of the assumptions used in developing these estimated liabilities and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been materially accurate.

As of December 31, 2010 and 2009, our estimated liabilities for self-insured risks totaled $33.4 million and $33.3 million, respectively. The estimated liability is most sensitive to changes in the ultimate liability for a claim and, if applicable, the interest rate used to discount the liability. We believe our provisions for self-insured losses are adequate to cover the expected net cost of losses incurred. However, these provisions are estimates and amounts ultimately settled may be significantly greater or less than the provisions established. If the average discount rate we used to determine the present value of our self-insured workers' compensation liabilities had changed by 1%, reflecting either an increase or decrease in underlying interest rates, our estimated liabilities for these self-insured risks at December 31, 2010 would have been impacted by approximately $542,000, resulting in an increase or decrease to 2010 consolidated net income of approximately $336,000.

**New Accounting Standards**

See Note 1, "Significant Accounting and Reporting Policies," of our accompanying audited consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements including the dates, or expected dates of adoption and effects, or expected effects on our results of operations and financial condition.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risk from changes in interest rates and foreign currency exchange rates. Our objective is to identify and understand these risks and then implement strategies to manage them. When evaluating potential strategies, we evaluate the fundamentals of each market and the underlying accounting and business implications. To implement these strategies, we may enter into various hedging transactions. The sensitivity analyses we present below do not consider the effect of possible adverse changes in the general economy, nor do they consider additional actions we may take to mitigate our exposure to such changes. There can be no assurance that we will manage or continue to manage any risks in the future or that any of our efforts will be successful.

**Derivative Instruments**

We use interest rate swap agreements to manage the interest rate characteristics on a portion of our outstanding debt. We evaluate market conditions and the covenants contained in our Credit Agreement in order to determine our tolerance for potential increases in interest expense that could result from floating interest rates. Our previous three-year interest rate swap agreement expired on May 31, 2010. In November 2009, the Company entered into a two-year forward-starting interest rate swap agreement that was effective beginning on June 30, 2010. The swap effectively converts the LIBOR-based portion of the interest rate on an initial notional amount of $90.0 million of the Company's floating-rate debt to a fixed rate of 3.05% plus the applicable credit spread. The Company designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount of the swap will be reduced to $85.0 million on March 31, 2011 to match the expected repayment of the Company's outstanding debt. The swap expires on September 30, 2012.

At December 31, 2010, the fair value of the interest rate swap was a liability of $1,404,000 and the amount expected to be reclassified from accumulated other comprehensive loss into earnings during the next twelve months was approximately $913,000. During 2010 and 2009, the amount reclassified into earnings as an adjustment to interest expense was $1,593,000 and $4,425,000, respectively. The amount reclassified into earnings in 2008 was not material.

We are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. We attempt to manage exposure to counterparty credit risk through requiring minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. The Company believes there have been no material changes in the creditworthiness of the counterparties to the interest-rate swap agreements. For additional information regarding our interest rate swap, see Note 5, "Interest Rate Swap Agreements," to the audited consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

**Foreign Currency Exchange**

Our International Operations segment exposes us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Revenues before reimbursements from our International Operations segment were 41.8%, 40.4%, and 42.3% of total revenues before reimbursements for 2010, 2009, and 2008, respectively. Except as discussed below, we do not presently engage in any hedging activities to compensate for the effect of currency exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

In 2010, as part of a capitalization reorganization, our Canadian subsidiary repurchased some of its shares from us. The consideration included a Canadian dollar ("CAD") 35.3 million intercompany note. The note bears interest at a variable rate based on 3-month Canada Bankers Acceptances and is payable in quarterly installments over 15 years. In 2011, we entered into a U.S. dollar-CAD Cross Currency Basis Swap as an economic hedge to the CAD-denominated note. The swap requires quarterly payments of CAD589,000 to the counterparty, and we receive quarterly payments of U.S. $593,000. We also make interest payments to the counterparty based on 3-month Canada Bankers Acceptances plus a spread, and we receive U.S. 3-month LIBOR. The swap expires on September 30, 2025. We have elected to not designate this swap as a hedge of the intercompany note from our Canadian subsidiary. Accordingly, changes in the fair value of the swap will be recorded in the income statement over the life of the swap and will substantially offset changes in the value of the intercompany note. The changes in the fair value of the swap will not totally offset changes in the value of the intercompany note as the fair value of the swap is determined based on forward rates while the value of the intercompany note is determined based on spot rates.

We measure foreign currency exchange rate risk based on changes in foreign currency exchange rates using a sensitivity analysis. The sensitivity analysis measures the potential change in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2010 were used to perform the sensitivity analysis. Such analysis indicated that a hypothetical 10% change in foreign currency exchange rates would have increased or decreased consolidated pretax income during 2010 by approximately $2.4 million had the U.S. dollar exchange rate increased or decreased relative to the currencies to which we had exposure.

### Interest Rates

Both the term loan and the revolving credit facility under our Credit Agreement have variable rates of interest. These variable rates under the revolving credit facility are based on LIBOR or a Base Rate (as defined), at our option.

We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt. Beginning in May 2007, we began to use swap agreements to manage the interest rate characteristics of a portion of our outstanding debt. Based on the amounts and mix of our fixed and floating rate debt at December 31, 2010 and December 31, 2009, if market interest rates had increased or decreased an average of 100 basis points, after considering the effect of our swaps, our pretax interest expense would have changed by $1.3 million and $907,000, respectively. We determined these amounts by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap agreements.

Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates as of the plans' respective measurement dates, which are used to value these obligations under SFAS 87 . If our assumptions for the discount rates used to determine the present value of the projected benefit obligations changed by 0.25%, representing either an increase or decrease in the discount rate, the projected benefit obligations of our U.S. and U.K. defined benefit pension plans would have changed by approximately $20.4 million at December 31, 2010. The impact of this change to 2010 consolidated pretax income would have been approximately $777,000.

Periodic pension cost for our defined benefit pension plans is impacted primarily by changes in long-term interest rates whereas interest expense for our variable-rate borrowings is impacted more directly by changes in short-term interest rates. To the extent changes in interest rates on our variable-rate borrowings move in the same direction as changes in the discount rates used for our defined benefit pension plans, changes in our interest expense on our borrowings would be offset to some degree by changes in our defined benefit pension cost. We are unable to quantify the extent of any such offset.

### Credit Risk Related to Performing Certain Services for Our Clients

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

**ITEM 8.** ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

## Table of Contents


| | Page |
|---|---|
| Consolidated Statements of Operations | 51 |
| Consolidated Balance Sheets | 52 |
| Consolidated Statements of Cash Flows | 54 |
| Consolidated Statements of Shareholders' Investment, Noncontrolling Interests, and Comprehensive Income (Loss) | 55 |
| Notes to Consolidated Financial Statements | 56 |
| Management's Statement on Responsibility for Financial Reporting | 91 |
| Report of Management on Internal Control Over Financial Reporting | 92 |
| Report of Independent Registered Public Accounting Firm | 93 |
| Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting | 94 |
| Quarterly Financial Data (Unaudited) | 95 |

## CRAWFORD & COMPANY

## CONSOLIDATED STATEMENTS OF OPERATIONS

| For the Year Ended December 31, | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands, except per share amounts) | |
| **Revenues from Services:** | | | |
| Revenues before reimbursements | **$ 1,030,417** | $ 969,868 | $ 1,048,582 |
| Reimbursements | **80,384** | 78,334 | 87,334 |
| **Total Revenues** | **1,110,801** | 1,048,202 | 1,135,916 |
| **Costs and Expenses:** | | | |
| Costs of services provided, before reimbursements | **758,863** | 713,991 | 767,093 |
| Reimbursements | **80,384** | 78,334 | 87,334 |
| Total costs of services | **839,247** | 792,325 | 854,427 |
| Selling, general, and administrative expenses | **202,626** | 209,458 | 218,632 |
| Corporate interest expense, net of interest income of $681, $1,063, and $1,994, respectively | **15,002** | 14,166 | 17,622 |
| Goodwill and intangible asset impairment charges | **10,788** | 140,945 | — |
| Restructuring and other costs | **4,650** | 4,059 | 3,300 |
| **Total Costs and Expenses** | **1,072,313** | 1,160,953 | 1,093,981 |
| Gain on disposals of businesses | — | — | 2,512 |
| **Income (Loss) Before Income Taxes** | **38,488** | (112,751) | 44,447 |
| **Provision for Income Taxes** | **9,712** | 2,618 | 11,564 |
| **Net Income (Loss)** | **28,776** | (115,369) | 32,883 |
| Less: Net Income Attributable to Noncontrolling Interests | **448** | 314 | 624 |
| **Net Income (Loss) Attributable to Crawford & Company** | **$ 28,328** | $ (115,683) | $ 32,259 |
| **Earnings (Loss) Per Share:** | | | |
| Basic | **$ 0.54** | $ (2.23) | $ 0.63 |
| Diluted | **$ 0.53** | $ (2.23) | $ 0.62 |
| **Weighted-Average Shares Used For:** | | | |
| Basic Earnings (Loss) Per Share | **52,664** | 51,830 | 50,958 |
| Diluted Earnings (Loss) Per Share | **53,234** | 51,830 | 52,342 |
| **Cash Dividends Per Share:** | | | |
| Class A and Class B Common Stock | **$ —** | $ — | $ — |

The accompanying notes are an integral part of these consolidated financial statements.

**CRAWFORD & COMPANY**

**CONSOLIDATED BALANCE SHEETS**

| As of December 31, | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | **$ 93,540** | $ 70,354 |
| Accounts receivable, less allowance for doubtful accounts of $10,516 and $11,983, respectively | **142,521** | 139,215 |
| Unbilled revenues, at estimated billable amounts | **122,933** | 93,796 |
| Prepaid expenses and other current assets | **20,411** | 22,350 |
| **Total Current Assets** | **379,405** | 325,715 |
| **Property and Equipment:** | | |
| Property and equipment | **149,444** | 144,254 |
| Less accumulated depreciation | **(106,073)** | (102,108) |
| **Net Property and Equipment** | **43,371** | 42,146 |
| **Other Assets:** | | |
| Goodwill | **125,764** | 123,169 |
| Intangible assets arising from business acquisitions, net | **97,881** | 104,409 |
| Capitalized software costs, net | **55,204** | 50,463 |
| Deferred income tax assets | **91,930** | 69,504 |
| Other noncurrent assets | **27,119** | 27,499 |
| **Total Other Assets** | **397,898** | 375,044 |
| **TOTAL ASSETS** | **$ 820,674** | $ 742,905 |

The accompanying notes are an integral part of these consolidated financial statements.

**CRAWFORD & COMPANY**

**CONSOLIDATED BALANCE SHEETS**

| As of December 31, | 2010 | 2009 |
|---|---|---|
| | (In thousands, except par value amounts) | |
| **LIABILITIES AND SHAREHOLDERS' INVESTMENT** | | |
| **Current Liabilities:** | | |
| Short-term borrowings | $ — | $ 32 |
| Accounts payable | 53,517 | 35,449 |
| Accrued compensation and related costs | 90,590 | 70,871 |
| Self-insured risks | 15,094 | 18,475 |
| Income taxes payable | 2,558 | — |
| Deferred income taxes | 17,146 | — |
| Deferred rent | 15,750 | 15,777 |
| Other accrued liabilities | 31,097 | 31,541 |
| Deferred revenues | 48,198 | 53,664 |
| Mandatory Company contributions due to pension plan | 20,000 | 25,000 |
| Current installments of long-term debt and capital leases | 2,891 | 8,189 |
| **Total Current Liabilities** | 296,841 | 258,998 |
| **Noncurrent Liabilities:** | | |
| Long-term debt and capital leases, less current installments | 220,437 | 173,061 |
| Deferred revenues | 30,048 | 33,524 |
| Self-insured risks | 18,274 | 14,824 |
| Accrued pension liabilities, less current mandatory contributions | 145,030 | 187,507 |
| Other noncurrent liabilities | 14,813 | 13,705 |
| **Total Noncurrent Liabilities** | 428,602 | 422,621 |
| **Shareholders' Investment:** | | |
| Class A common stock, $1.00 par value, 50,000 shares authorized; 28,002 and 27,355 shares issued and outstanding in 2010 and 2009, respectively | 28,002 | 27,355 |
| Class B common stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2010 and 2009 | 24,697 | 24,697 |
| Additional paid-in capital | 32,348 | 29,570 |
| Retained earnings | 168,791 | 140,463 |
| Accumulated other comprehensive loss | (164,322) | (165,403) |
| **Shareholders' Investment Attributable to Shareholders of Crawford & Company** | 89,516 | 56,682 |
| Noncontrolling interests | 5,715 | 4,604 |
| **Total Shareholders' Investment** | 95,231 | 61,286 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT** | $ 820,674 | $ 742,905 |

The accompanying notes are an integral part of these consolidated financial statements.

## CRAWFORD & COMPANY

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| For the Year Ended December 31, | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ **28,776** | $ (115,369) | $ 32,883 |
| Reconciliation of net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | **30,599** | 31,010 | 30,331 |
| Goodwill and intangible asset impairment charges | **10,788** | 140,945 | — |
| Deferred income taxes | **2,710** | 463 | 247 |
| Stock-based compensation costs | **3,651** | 5,510 | 5,858 |
| Loss on disposals of property and equipment | **449** | 117 | 195 |
| Gains on sales of businesses | — | — | (2,512) |
| Changes in operating assets and liabilities, net of effects of acquisitions and dispositions: | | | |
| Accounts receivable, net | **(372)** | 27,193 | 6,785 |
| Unbilled revenues, net | **(28,384)** | 12,481 | 22,093 |
| Accrued or prepaid income taxes | **963** | (7,782) | 3,077 |
| Accounts payable and accrued liabilities | **35,861** | (16,749) | 20,493 |
| Deferred revenues | **(8,830)** | (15,827) | (19,024) |
| Accrued retirement costs | **(47,844)** | (7,844) | (25,416) |
| Prepaid expenses and other operating activities | **(2,200)** | (2,484) | (3,425) |
| **Net cash provided by operating activities** | **26,167** | 51,664 | 71,585 |
| **Cash Flows from Investing Activities:** | | | |
| Acquisitions of property and equipment | **(13,473)** | (9,886) | (15,214) |
| Proceeds from disposals of property and equipment | **51** | 135 | 662 |
| Capitalization of computer software costs | **(14,306)** | (14,823) | (16,797) |
| Proceeds from sales of businesses | — | — | 4,269 |
| Additional purchase price consideration for previous acquisition | **(14,803)** | — | — |
| Payments for business acquisitions, net of cash acquired | — | (6,260) | (888) |
| Other investing activities | — | (335) | (68) |
| **Net cash used in investing activities** | **(42,531)** | (31,169) | (28,036) |
| **Cash Flows from Financing Activities:** | | | |
| Shares used to settle withholding taxes under stock-based compensation plans | **(703)** | (1,903) | (20) |
| Proceeds from employee stock-based compensation plans | **477** | 453 | 2,036 |
| Increase in short-term borrowings | **33,965** | 39,336 | 36,544 |
| Payments on short-term borrowings | **(33,960)** | (57,622) | (48,296) |
| Proceeds from long-term borrowings | **50,575** | — | — |
| Payments on long-term debt and capital lease obligations | **(8,760)** | (2,400) | (2,484) |
| Capitalized loan costs | **(1,856)** | (4,145) | — |
| Dividends paid to noncontrolling interests | **(218)** | (274) | (610) |
| **Net cash provided by (used in) financing activities** | **39,520** | (26,555) | (12,830) |
| Effects of exchange rate changes on cash and cash equivalents | **30** | 3,290 | (8,450) |
| **Increase (Decrease) in Cash and Cash Equivalents** | **23,186** | (2,770) | 22,269 |
| **Cash and Cash Equivalents at Beginning of Year** | **70,354** | 73,124 | 50,855 |
| **Cash and Cash Equivalents at End of Year** | $ **93,540** | $ 70,354 | $ 73,124 |

The accompanying notes are an integral part of these consolidated financial statements.

# CRAWFORD & COMPANY

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT, NONCONTROLLING INTERESTS, AND COMPREHENSIVE INCOME (LOSS)

| | Common Stock Class A Non-Voting | Common Stock Class B Voting | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total Shareholders' Investment |
|---|---|---|---|---|---|---|---|
| | | | | (In thousands) | | | |
| Balance at January 1, 2008 | $ 25,935 | $24,697 | $ 19,057 | $ 223,793 | $ (39,267) | $ 5,046 | $ 259,261 |
| Comprehensive loss: | | | | | | | |
| Net income | — | — | — | 32,259 | — | 624 | 32,883 |
| Currency translation adjustments, net | — | — | — | — | (37,577) | (252) | (37,829) |
| Currency translations reclassified for disposal of business | — | — | — | — | (344) | — | (344) |
| Accrued retirement liabilities adjustment, net of $(46,253) tax | — | — | — | — | (80,639) | — | (80,639) |
| Interest-rate swap, net of $376 tax | — | — | — | — | (822) | — | (822) |
| Total comprehensive loss | | | | | | | (86,751) |
| Impact of adoption of new pension accounting guidance, net of $48 and $277 tax, respectively | — | — | — | 94 | 492 | — | 586 |
| Stock-based compensation costs | — | — | 5,858 | — | — | — | 5,858 |
| Shares issued in connection with stock-based compensation plans, net | 593 | — | 1,443 | — | — | — | 2,036 |
| Dividends paid to noncontrolling interests | — | — | — | — | — | (610) | (610) |
| Other equity transactions | (5) | — | (16) | — | — | — | (21) |
| Balance at December 31, 2008 | 26,523 | 24,697 | 26,342 | 256,146 | (158,157) | 4,808 | 180,359 |
| Comprehensive loss: | | | | | | | |
| Net (loss) income | — | — | — | (115,683) | — | 314 | (115,369) |
| Currency translation adjustments, net | — | — | — | — | 17,344 | (244) | 17,100 |
| Accrued retirement liabilities adjustment, net of $(8,682) tax | — | — | — | — | (26,521) | — | (26,521) |
| Interest-rate swaps, net of $1,147 tax | — | — | — | — | 1,931 | — | 1,931 |
| Total comprehensive loss | | | | | | | (122,859) |
| Stock-based compensation costs | — | — | 5,510 | — | — | — | 5,510 |
| Shares issued in connection with stock-based compensation plans, net | 832 | — | (2,282) | — | — | — | (1,450) |
| Dividends paid to noncontrolling interests | — | — | — | — | — | (274) | (274) |
| Balance at December 31, 2009 | 27,355 | 24,697 | 29,570 | 140,463 | (165,403) | 4,604 | 61,286 |
| **Comprehensive income:** | | | | | | | |
| **Net income** | — | — | — | **28,328** | — | **448** | **28,776** |
| **Currency translation adjustments, net** | — | — | — | — | **1,307** | **287** | **1,594** |
| **Increase in value of noncontrolling interest due to the acquisition of a controlling interest** | — | — | — | — | — | **594** | **594** |
| **Accrued retirement liabilities adjustment, net of $(1,018) tax** | — | — | — | — | **(709)** | — | **(709)** |
| **Interest-rate swap, net of $105 tax** | — | — | — | — | **483** | — | **483** |
| **Total comprehensive income** | | | | | | | **30,738** |
| **Stock-based compensation costs** | — | — | **3,651** | — | — | — | **3,651** |
| **Shares issued in connection with stock-based compensation plans, net** | **647** | — | **(873)** | — | — | — | **(226)** |
| **Dividends paid to noncontrolling interests** | — | — | — | — | — | **(218)** | **(218)** |
| **Balance at December 31, 2010** | **$ 28,002** | **$24,697** | **$ 32,348** | **$ 168,791** | **$ (164,322)** | **$ 5,715** | **$ 95,231** |

The accompanying notes are an integral part of these consolidated financial statements.

## Notes to Consolidated Financial Statements

### 1. Significant Accounting and Reporting Policies

*Nature of Operations and Industry Concentration*

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims Solutions[SM] offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. Shares of the Company's two classes of common stock are traded on the New York Stock Exchange under the symbols CRDA and CRDB. The Company's website is www.crawfordandcompany.com. The information contained on the Company's website is not a part of, and is not incorporated by reference into, this report.

*Principles of Consolidation*

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company, its majority-owned subsidiaries, and variable interest entities in which the Company is deemed to be the primary beneficiary. Significant intercompany transactions are eliminated in consolidation. The financial statements of the Company's international subsidiaries, other than those in Canada and the Caribbean, are included in the Company's consolidated financial statements on a two-month delayed basis (fiscal year-end of October 31) as permitted by GAAP in order to provide sufficient time for accumulation of their results.

The Company uses the purchase method of accounting for all acquisitions where the Company is required to consolidate the acquired entity into the Company's financial statements. Results of operations of acquired businesses are included in the Company's consolidated results from the acquisition date.

For variable interest entities ("VIE"), the Company determines when it should include the assets, liabilities, and results of operations of a VIE in its consolidated financial statements. The Company consolidates the liabilities of its deferred compensation plan and the related assets, which are held in a rabbi trust and considered a VIE of the Company. The rabbi trust was created to fund the liabilities of the Company's deferred compensation plan. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. At December 31, 2010 and 2009, the liabilities of this deferred compensation plan were $9,503,000 and $8,570,000, respectively, and the values of the assets held in the related rabbi trust were $14,022,000 and $13,551,000, respectively. These liabilities and assets are included in Other Noncurrent Liabilities and Other Noncurrent Assets on the Company's Consolidated Balance Sheets, respectively.

The Company has controlling ownership interests in several entities that are not wholly-owned by the Company. The financial results and financial positions of these controlled entities are included in the Company's consolidated financial statements, including both the controlling interests and the noncontrolling interests. The noncontrolling interests represent the equity interests in these entities that are not attributable, either directly or indirectly, to the Company. Noncontrolling interests are reported as a separate component of the Company's Shareholders' Investment. On the Company's Consolidated Statements of Operations, net income (or loss) is attributed to the controlling interests and the noncontrolling interests separately.

*Prior Year Reclassifications*

Certain prior year amounts have been reclassified to conform to the current year presentation.

*Management's Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

### *Revenue Recognition*

The Company's revenues are primarily comprised of claims processing or program administration fees and are generated from the Company's four operating segments.

The U.S. Property & Casualty segment primarily serves the U.S. property and casualty insurance company market. The International Operations segment primarily serves the property and casualty insurance company markets outside of the U.S. The Broadspire segment serves the U.S. self-insurance marketplace. The Legal Settlement Administration segment serves the securities, bankruptcy, and other legal settlement markets, primarily in the U.S.

Both the U.S. Property & Casualty segment and the International Operations segment earn revenues by providing field investigation and evaluation of property and casualty claims for insurance companies. The Company's Broadspire segment earns revenues by providing field investigation and claims evaluation of workers' compensation and liability claims, initial loss reporting services for its clients' claimants, loss mitigation services such as medical bill review, medical case management and vocational rehabilitation, administration of trust funds established to pay claims, and risk management information services. The Legal Settlement Administration segment earns revenues by providing administration services related to settlements of securities cases, product liability cases, Chapter 11 bankruptcy noticing and distribution, and other legal settlements by identifying and qualifying class members, determining and dispensing settlement payments, and administering settlement funds.

Fees for professional services are recognized in unbilled revenues at the time such services are rendered, at estimated collectible amounts. Substantially all unbilled revenues are billed within one year.

Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements. The Company's fixed-fee service arrangements typically call for the Company to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where the claim is handled on a non-lifetime basis, an additional fee is typically received on each anniversary date that the claim remains open. For service arrangements where the Company provides services for the life of the claim, the Company receives only one fee for the life of the claim, regardless of the ultimate duration of the claim. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on a historical evaluation of actual claim closing rates by major line of coverage.

In the normal course of business, the Company incurs certain out-of-pocket expenses that are thereafter reimbursed by the Company's clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting revenues and expenses in the Company's consolidated results of operations. The amounts of reimbursed expenses and related revenues from reimbursements offset each other in the Company's consolidated statements of operations with no impact to its net income (loss).

Intersegment sales are recorded at cost and are not material.

### *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The fair value of cash and cash equivalents approximates carrying value due to their short-term nature. At December 31, 2010, time deposits with original maturities of less than three months totaling approximately $1,402,000 were in financial institutions outside the United States.

### *Accounts Receivable and Allowance for Doubtful Accounts*

The Company extends credit based on an evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are typically due upon receipt of the invoice and are stated on the Company's Consolidated Balance Sheets at amounts due from clients net of an estimated allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The fair value of accounts receivable approximates carrying value due to their short-term contractual stipulations.

The Company maintains an allowance for doubtful accounts for estimated losses resulting primarily from the inability of clients to make required payments and for adjustments to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenue. These allowances are established using historical write-off information to project future experience and by considering the current creditworthiness of clients, any known specific collection problems, and an assessment of current industry and economic conditions. Actual experience may differ significantly from historical or expected loss results. The Company writes off accounts receivable when they become uncollectible, and any payments subsequently received are accounted for as recoveries. A summary of the activities in the allowance for doubtful accounts for the years ended December 31, 2010, 2009, and 2008 is as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Allowance for doubtful accounts, January 1 | **$ 11,983** | $ 12,341 | $ 16,552 |
| Add/ (Deduct): | | | |
| Provision (credit) to bad debt expense | **2,288** | (189) | (2,126) |
| Write-offs, net of recoveries | **(3,648)** | (701) | (974) |
| Currency translation and other changes | **(107)** | 532 | (1,077) |
| Adjustments for acquired and disposed businesses | **—** | — | (34) |
| Allowance for doubtful accounts, December 31 | **$ 10,516** | $ 11,983 | $ 12,341 |

For the years ended December 31, 2010, 2009, and 2008, the Company's adjustments to revenues associated with client invoice adjustments totaled $2,669,000, $3,151,000, and $4,665,000, respectively.

***Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets***

Goodwill is an asset that represents the excess of the purchase price over the fair value of the separately identifiable net assets (tangible and intangible) acquired from business combinations. Indefinite-lived intangible assets consist of trade names associated with acquired businesses. Other long-lived assets consist primarily of property and equipment, deferred income tax assets, capitalized software, and amortizable intangible assets related to customer relationships and technology. Goodwill and indefinite-lived intangible assets are not amortized, but are subject to impairment testing at least annually.

Subsequent to a business acquisition in which goodwill was recorded as an asset, post-acquisition accounting requires that goodwill be tested to determine whether there has been an impairment loss. The Company performs an impairment test of goodwill and indefinite-lived intangible assets at least annually on October 1 of each year. The Company regularly evaluates whether events and circumstances have occurred which indicate potential impairment of goodwill, indefinite-lived intangible assets, or other long-lived assets. When factors indicate that such assets should be evaluated for possible impairment between the scheduled annual impairment tests, the Company performs an impairment test. The Company believes its goodwill, indefinite-lived intangible assets, and other long-lived assets were appropriately valued and not impaired at December 31, 2010.

Goodwill impairment testing is a two-step process performed on a reporting unit basis. In step 1 of the testing process, the fair value of each reporting unit is determined and compared to its book value. If the fair value of the reporting unit exceeds its book value, goodwill is not deemed impaired. If the book value of the reporting unit exceeds its fair value, the testing proceeds to step 2. In step 2, the reporting unit's fair value is allocated to its assets and liabilities following acquisition accounting procedures to determine the implied fair value of goodwill. This hypothetical acquisition accounting process is applied only for the purpose of determining whether goodwill must be reduced; it is not used to adjust the book values of other assets or liabilities. There is an impairment if (and to the extent) the carrying value of goodwill exceeds its implied fair value. An impairment loss reduces the recorded goodwill and cannot subsequently be reversed.

For step 1 of goodwill impairment testing, the carrying value of each of the Company's reporting units is compared to the estimated fair value of the reporting unit as determined utilizing an income approach. The income approach is based on projected debt-free cash flow which is discounted to the present value using discount factors that consider the timing and risk of the cash flows. The Company believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. The discount rate used reflects the Company's assessment of a market participant's view of the risks associated with the projected cash flows. Other significant assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures and changes in future working capital requirements. While there are inherent uncertainties related to the assumptions used and to management's application of these assumptions, the Company believes that the income approach provides a reasonable estimate of the fair value of its reporting units.

For impairment testing of indefinite-lived intangible assets, the carrying value is compared to the fair value, which represents the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the asset over its estimated remaining useful life. Long-lived assets are tested at the asset or asset group level that is determined to be the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

The Company's four operating segments are deemed to be reporting units because the components of each operating segment have similar economic characteristics. If changes to the Company's reporting structure impact the composition of the Company's reporting units, existing goodwill is reallocated to the revised reporting units based on their relative fair market values as determined by a discounted cash flow analysis. If all of the assets and liabilities of an acquired business are assigned to a specific reporting unit, then the goodwill associated with that acquisition is assigned to that reporting unit at acquisition unless another reporting unit is also expected to benefit from the acquisition.

### *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation. Property and equipment, including assets under capital leases, consisted of the following at December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Land | **$ 626** | $ 603 |
| Buildings and improvements | **29,312** | 27,842 |
| Furniture and fixtures | **54,252** | 51,723 |
| Data processing equipment | **61,930** | 61,003 |
| Automobiles and other | **3,324** | 3,083 |
| Total property and equipment | **149,444** | 144,254 |
| Less accumulated depreciation | **(106,073)** | (102,108) |
| Net property and equipment | **$ 43,371** | $ 42,146 |

Additions to property and equipment under capital leases totaled $545,000, $81,000, and $208,000 for 2010, 2009, and 2008, respectively. Additions to property and equipment that were funded directly by lessors totaled $875,000 and $100,000 for 2010 and 2009, respectively. There were no such additions in 2008.

The Company depreciates the cost of property and equipment, including assets recorded under capital leases, over the shorter of the remaining lease term or the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for property and equipment classifications are as follows:

| Classification | Estimated Useful Lives |
|---|---|
| Furniture and fixtures | 3-10 years |
| Data processing equipment | 3-5 years |
| Automobiles | 3-4 years |
| Buildings and improvements | 7-40 years |

Depreciation on property and equipment, including property under capital leases and amortization of leasehold improvements, was $14,741,000, $14,433,000, and $14,992,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

*Capitalized Software*

Capitalized software reflects costs related to internally developed or purchased software used by the Company that has future economic benefits. Certain internal and external costs incurred during the application stage of development are capitalized. Costs incurred during the preliminary project and post implementation stages, including training and maintenance costs, are expensed as incurred. The majority of these capitalized software costs consists of internal payroll costs and external payments for software purchases and related services. These capitalized software costs are amortized over periods ranging from three to ten years, depending on the estimated life of each software application. At least annually, the Company evaluates capitalized software for impairment. Amortization expense for capitalized software was $9,424,000, $10,144,000, and $8,875,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

*Self-Insured Risks*

The Company self insures certain insurable risks consisting primarily of professional liability, auto liability, and employee medical, disability, and workers' compensation liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these self-insured risks are in the U.S. Provisions for claims under the self-insured programs are made based on the Company's estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to the Company, and for adverse developments on reported losses. The estimated liabilities are calculated based on historical claims payment experience, the expected lives of the claims, and other factors considered relevant by management. Changes in these estimates may occur as additional information becomes available. The estimated liabilities for claims incurred under the Company's self-insured workers' compensation and employee disability programs are discounted at the prevailing risk-free interest rate for U.S. government securities of an appropriate duration. All other self-insured liabilities are undiscounted. At December 31, 2010 and 2009, accrued liabilities for self-insured risks totaled $33,368,000 and $33,299,000, respectively, including current liabilities of $15,094,000 and $18,475,000, respectively.

*Income Taxes*

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to revenue recognition, accrued compensation, pension plans, self-insurance, and depreciation and amortization.

For financial reporting purposes, the provision for income taxes is the sum of income taxes both currently payable and payable on a deferred basis. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred income tax assets or liabilities as reported on the Company's Consolidated Balance Sheets that are not related to balances in Accumulated Other Comprehensive Loss. The changes in deferred income tax assets and liabilities are determined based upon changes in the differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the enacted statutory tax rates in effect for the year in which the Company estimates these differences will reverse. The Company must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets.

Other factors which influence the effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which the Company operates, the ability of the Company to utilize net operating loss and tax credit carryforwards, and the Company's accounting for any uncertain tax positions. See Note 8, "Income Taxes."

*Sales and Other Taxes*

In certain jurisdictions, both in the U.S. and internationally, various governments and taxing authorities require the Company to assess and collect sales and other taxes, such as Value Added Taxes, on certain services that the Company renders and bills to its customers. The majority of the Company's revenues are not currently subject to these types of taxes. The Company records these taxes on a net basis with amounts collected related to these pass-through taxes recorded as balance sheet transactions.

### *Net Income (Loss) Attributable to Crawford & Company per Common Share*

Both classes of the Company's common stock, Common Stock Class A ("CRDA") and Common Stock Class B ("CRDB"), share equally in the Company's earnings for purposes of computing earnings per share ("EPS").

Basic EPS is computed based on the weighted-average number of total common shares outstanding during the respective period, including nonvested shares of issued restricted stock that are entitled to receive dividends should any dividends be declared. Diluted EPS is computed under the "treasury stock" method based on the weighted-average number of total common shares outstanding, including nonvested shares of restricted stock that are entitled to receive dividends should any dividends be declared, plus the dilutive effect of: outstanding stock options, estimated shares issuable under employee stock purchase plans, and nonvested shares under the Company's Executive Stock Bonus Plan that vest based on service conditions or on performance conditions that have been achieved.

The computations of basic and diluted net income (loss) attributable to Crawford & Company per common share were as follows for the years ended December 31, 2010, 2009 and 2008:

| | **2010** | **2009** | **2008** |
|---|---|---|---|
| | **In thousands, except earnings (loss) per share** | | |
| Net income (loss) attributable to Crawford & Company | **$ 28,328** | $ (115,683) | $ 32,259 |
| Weighted average common shares used to compute basic earnings (loss) per share | **52,664** | 51,830 | 50,958 |
| Dilutive effects of stock-based compensation plans | **570 (a)** | — (b) | 1,384 (a) |
| Weighted-average common share equivalents used to compute diluted earnings (loss) per share | **53,234** | 51,830 | 52,342 |
| Basic earnings (loss) per share | **$ 0.54** | $ (2.23) | $ 0.63 |
| Diluted earnings (loss) per share | **$ 0.53** | $ (2.23) | $ 0.62 |

(a) Weighted-average outstanding stock options to purchase approximately 1,844,000 and 1,944,000 shares of CRDA were excluded from the computations of diluted EPS for the years ended December 31, 2010 and December 31, 2008, respectively, because their inclusion would have been antidilutive based on the average price of CRDA during 2010 and 2008.

(b) For the year ended December 31, 2009, the Company excluded from its loss per share calculations all common share equivalents because their inclusion would have been anti-dilutive. The weighted-average number of these common share equivalents for the year ended December 31, 2009 totaled approximately 842,000. Also excluded from the loss per share calculations were weighted-average stock options to purchase approximately 2,496,000 shares of CRDA, because their inclusion would have been anti-dilutive based on the average price of CRDA during 2009.

### *Foreign Currency*

Realized net gains from foreign currency transactions totaled $746,000, $2,011,000, and $2,046,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated into U.S. dollars at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting translation adjustments are included in comprehensive income (loss) in the Company's Consolidated Statements of Shareholders' Investment, Noncontrolling Interests, and Comprehensive Income (Loss), and the accumulated translation adjustment is reported as a component of accumulated other comprehensive loss in the Company's Consolidated Balance Sheets.

### *Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss*

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translations, the effective portions of the Company's interest rate swaps, and accrued pension and retiree medical liability adjustments. The Company reports comprehensive income (loss), net of income taxes, in the Consolidated Statements of Shareholders' Investment, Noncontrolling Interests, and Comprehensive Income (Loss). Ending accumulated balances for each item in accumulated other comprehensive loss included in the Company's Consolidated Balance Sheets and Consolidated Statements of Shareholders' Investment, Noncontrolling Interests, and Comprehensive Income (Loss) were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Adjustments to retirement liabilities | **$ (265,166)** | $ (263,438) | $ (228,235) |
| Tax benefit on retirement liabilities adjustments | **94,043** | 93,025 | 84,343 |
| Adjustments to retirement liabilities, net of tax | **(171,123)** | (170,413) | (143,892) |
| Effective portions of interest rate swaps, net of tax | **(870)** | (1,354) | (3,285) |
| Foreign currency translation adjustments | **7,671** | 6,364 | (10,980) |
| Total accumulated other comprehensive loss | **$ (164,322)** | $ (165,403) | $ (158,157) |

### *Advertising Costs*

Advertising costs are expensed in the period in which the costs are incurred. Advertising expenses were $3,980,000, $3,121,000, and $3,532,000, respectively, for the years ended December 31, 2010, 2009, and 2008.

### *Adoption of New Accounting Standards*

*Variable Interest Entities*

On January 1, 2010, the Company adopted Accounting Standards Update ("ASU") 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," which amended Accounting Standards Codification ("ASC") 810, "Consolidations," and other related guidance. ASU 2009-17 made certain changes to the guidance used to determine when an entity should consolidate a variable interest entity in its consolidated financial statements. Based on the status of the entities that are evaluated for consolidation in the Company's consolidated financial statements, the adoption of ASU 2009-17 did not impact the Company's results of operations, financial condition, or cash flows.

*Fair Value Disclosures*

On January 21, 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, "Improving Disclosures About Fair Value Measurements," which amends ASC 820, "Fair Value Measurements and Disclosures," to add new requirements for disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements within the fair value hierarchy. This ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU was effective for the Company beginning January 1, 2010, except for the requirements to provide the Level 3 activity of purchases, sales, issuance, and settlements, if any, which was effective for the Company beginning January 1, 2011.

*Noncontrolling Interests in Consolidated Financial Statements*

On January 1, 2009, the Company adopted ASC 810-10-65-1, "Consolidation-Overall-Transition and Open Effective Date Information," which revised the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under this guidance, noncontrolling interests are considered equity and the practice of classifying minority interests within a mezzanine section of the balance sheet was eliminated. Net income (loss) encompasses the total income (loss) of all consolidated subsidiaries and there is separate disclosure on the face of the statements of operations of the attribution of that income (loss) between the controlling and noncontrolling interests. Increases and decreases in the noncontrolling ownership interest amounts are accounted for as equity transactions. Any future issuance of noncontrolling interests that causes the controlling interest to lose control and deconsolidate a subsidiary will be accounted for by full gain or loss recognition. Upon adoption, ASC 810-10-65-1 was applied retroactively to all previous financial statements and increased Shareholders' Investment on January 1, 2009 by $4,808,000. The adoption of ASC 810-10-65-1 was not material to the Company's results of operations or cash flows.

*Share-Based Payments As Participating Securities for Earnings Per Share Calculations*

On January 1, 2009, the Company adopted ASC 260-10-45-60, "Earnings Per Share-Overall-Other Presentation Matters." Under this guidance, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are considered participating securities, and as such they are included in the computation of basic EPS using the two-class method. Upon adoption, all prior-period EPS data were adjusted retrospectively to conform to the provisions of ASC 260-10-45-60. The Company's grants of restricted shares of its Class A Common Stock made under its Executive Stock Bonus Plan provide for payment of nonforfeitable dividends, should any be declared and paid by the Company, during any vesting period for the restricted stock grants. As such, these unvested restricted stock grants are now considered participating securities and thus the two-class method of computing EPS applies to the Company. The impact of ASC 260-10-45-60 on the Company's basic and diluted EPS calculations of any time period depends upon the number of unvested restricted stock grants outstanding for the period. The adoption of this new guidance reduced basic EPS by $0.01 for the year ended December 31, 2008.

***Pending Adoption of New Accounting Standards***

*Multiple-Deliverable Revenue Arrangements*

On October 7, 2009, the FASB issued ASU 2009-13, "Multiple Revenue Arrangements - a Consensus of the FASB Emerging Issues Task Force" which supersedes certain guidance in ASC 605-25, “Revenue Recognition-Multiple Element Arrangements,” and requires an entity to allocate arrangement consideration to all of its deliverables at the inception of an arrangement based on their relative selling prices (i.e., the relative-selling-price method). The use of the residual method of allocation will no longer be permitted in circumstances in which an entity recognized revenue for an arrangement with multiple deliverables subject to ASC 605-25. ASU 2009-13 also requires additional disclosures. The Company adopted the provisions of ASU 2009-13 beginning on January 1, 2011. Based on the Company’s current revenue arrangements, the adoption of ASU 2009-13 is not expected to have a material impact on the Company’s financial condition, results of operations, or cash flows.

*Stock-Based Compensation*

In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718) — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — a Consensus of the FASB Emerging Issues Task Force.” ASU 2010-13 addresses whether an entity should classify a share-based payment award as equity or a liability if the award’s exercise price is denominated in the currency in which the underlying security trades and that currency is different from the 1) entity’s functional currency, 2) functional currency of the foreign operation for which the employee provides services, and 3) payroll currency of the employee. Under the existing guidance in ASC 718-10, “Compensation-Stock Compensation,” the Company does not classify any of its stock-based compensation as liabilities. ASU 2010-13 was effective for the Company beginning on January 1, 2011. However, the adoption of ASU 2010-13 is not expected to change the Company’s current accounting for its stock-based compensation awards as equity awards since ASU 2010-13’s application contains an exception for share-based payments that, like the Company’s, use exercise prices denominated in the currency of the market in which substantial portions of the entity’s equity securities trade.

## 2. Dispositions and Acquisitions of Businesses

*Disposition of Netherlands Subsidiary*

In 2008, the Company’s Netherlands subsidiary sold the capital stock of one of its subsidiaries. The net cash received from the buyer was $4,269,000, which consisted of the cash sale price of $5,256,000, less cash of $987,000 retained in the sold subsidiary. The nontaxable gain recognized on this disposition was $2,512,000, including a cumulative translation adjustment of $344,000 related to this sold entity. In connection with this disposition, the Company derecognized goodwill of $1,437,000 from the Company’s International Operations segment and reporting unit. The revenues and expenses of this sold subsidiary were not material to the consolidated financial statements of the Company or to the operating results of the Company’s International Operations segment. Accordingly, the Company has not reported the disposed business as discontinued operations in its consolidated financial statements.

*Acquisition of Specialty Liability Services Ltd.*

In 2006, the Company's U.K. subsidiary acquired all of the outstanding stock of Specialty Liability Services Ltd. ("SLS"). The purchase price paid at acquisition was $7,965,000, less $1,099,000 cash acquired. The purchase price was increased by $1,545,000 and $888,000 in 2009 and 2008, respectively, due to earnout payments in 2009 and 2008. At December 31, 2010, all contingent amounts related to the SLS acquisition have been determined and paid.

Other acquisitions made by the Company in 2010, 2009, and 2008 were not material.

## 3. Goodwill and Intangible Assets

The goodwill recognized, fair values of assets acquired, liabilities assumed, and the net cash paid in 2010 and 2009 related to acquired businesses, including adjustments for prior acquisitions, were as follows:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Goodwill acquired | | |
| For current year acquisitions: | | |
| U.S. Property & Casualty segment | $ — | $ 1,000 |
| International Operations segment | 718 | |
| Adjustments for prior years' acquisitions: | | |
| Broadspire segment | 10,788 | |
| International Operations segment | — | 1,545 |
| Total goodwill | $ 11,506 | $ 2,545 |
| Fair values of tangible assets acquired | $ 890 | $ — |
| Fair values of liabilities assumed | $ (288) | — |
| Earnout payment in accrued liabilities | $ 600 | $ 1,391 |
| Earnout payment paid from accrued liabilities | $ 791 | $ 5,106 |
| Cash paid, net of cash acquired | $ 14,803 | $ 6,260 |

The 2010 adjustment for prior years' acquisitions is comprised of $14,803,000 paid as additional purchase price consideration for the purchase of Broadspire Management Services, Inc. ("BMSI"), less $4,015,000 recorded as a reduction to an estimated tax payable accrued as part of the BMSI acquisition. Accordingly, the goodwill impairment charge was reduced in 2010 as such amount was not material for prior year restatement. See "Goodwill Impairment Charge" below for further discussion.

In October 2010, the Company obtained control of Claim Consulting - a Crawford Company Sp. z.o.o. ("Claim Consulting"), a company organized in Poland. The Company had acquired a noncontrolling interest in Claim Consulting in 2008. The Company began consolidating Claim Consulting from the date control was obtained. Obtaining control of Claim Consulting resulted in the recognition of $718,000 of additional goodwill, $890,000 of tangible assets, $288,000 of assumed liabilities and a $594,000 increase in noncontrolling interests.

The 2009 adjustment for prior years' acquisitions was for an increase in the purchase price of SLS (see Note 2, "Dispositions and Acquisitions of Businesses") due to earnout payments. The earnout payment in 2009 was a payment to the seller of Robertson & Company Group, which was acquired by the Company's Australian subsidiary in 2002.

*Goodwill Impairment Charge*

On October 31, 2006, the Company completed its acquisition of BMSI from Platinum Equity, LLC ("Platinum") in an agreement referred to as the "Stock Purchase Agreement". The Company and Platinum were engaged in an arbitration regarding the application of the purchase price mechanism contained in the Stock Purchase Agreement (the "Accounting Arbitration"). Any amounts payable resulting from the Accounting Arbitration were considered to be adjustments to the purchase price and would accrue interest at the prime rate from October 31, 2006. On July 30, 2010, the independent arbitrator arbitrating the Accounting Arbitration issued a decision and contingent determination in connection therewith, and the

Company made a payment of $6,099,000 plus interest, for a total payment of $7,303,000 to Platinum. In addition, on October 27, 2010, the independent arbitrator issued a final decision and determination and required the Company to pay an additional $6,218,000 to Platinum. Interest of $1,282,000 has been accrued in Other Current Liabilities but payment of interest is pending resolution of the Legal Arbitration (as defined and discussed further in Note 14, "Contingencies"). Only the interest amounts of $2,486,000 are deductible for income tax purposes. Also, during 2010, we recorded a $4,015,000 reduction to an estimated tax payable accrued as part of the BMSI acquisition. Accordingly, the goodwill impairment charge was reduced in 2010 as such amount was not material for prior year restatement.

The $10,788,000 net impairment charge is not reflected in Broadspire's segment operating loss in any period. This net impairment charge did not affect the Company's liquidity and had no effect on the Company's compliance with the financial covenants under its credit agreement in any period. As discussed below, all of the Broadspire segment goodwill was impaired in 2009 and the fair value of the segment did not support additional goodwill at the time these payments and adjustments were made.

In 2009, the Company recorded a noncash impairment charge of $140.9 million due to declines in then-current and forecasted operating results for the Company's Broadspire segment and reporting unit, the impact that declining U.S. employment levels had on Broadspire's revenue, and the weakness in the Company's stock prices. This impairment charge is not deductible for income tax purposes and is not reflected in Broadspire's segment operating loss in any period. This impairment charge did not affect the Company's liquidity or cash flows and had no effect on the Company's compliance with the financial covenants under its credit agreement in any period.

The first step of the goodwill impairment testing and measurement process involved estimating the fair value of Broadspire using an internally prepared discounted cash flow analysis. The discount rate utilized in 2009 to estimate the fair value of Broadspire was 14%, reflecting the Company's assessment of a market participant's view of the risks associated with Broadspire's projected cash flows. The terminal growth rate used in the 2009 analysis was 3%. The results of step 1 of the process indicated potential impairment of the goodwill because the carrying value of Broadspire exceeded its estimated fair value. As a result, the Company then performed step 2 of the process to quantify the amount of the goodwill impairment. In this step, the estimated fair value of Broadspire was allocated among its respective assets and liabilities in order to determine an implied value of goodwill, in a manner similar to the calculations performed in the accounting for a business combination. The allocation process was performed only for purposes of measuring the goodwill impairment, and not to adjust the carrying values of recognized tangible assets or liabilities. Accordingly, no impairment charge or carrying value adjustments were made to the basis of any tangible asset or liability as a result of this process. The fair value analysis relied upon both Level 2 data (publicly observable data such as market interest rates, the Company's stock price, the stock prices of peer companies and the capital structures of peer companies) and Level 3 data (internal data such as the Company's operating and cash flow projections).

The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009:

| | U.S. Property & Casualty | Broadspire | Legal Settlement Administration | International Operations | Total |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Balance at December 31, 2008: | | | | | |
| Goodwill | $ 9,647 | $ 140,345 | $ 16,236 | $ 85,669 | $ 251,897 |
| Accumulated Impairment Losses | — | — | — | — | — |
| Net Goodwill | 9,647 | 140,345 | 16,236 | 85,669 | 251,897 |
| 2009 Activity: | | | | | |
| Goodwill for acquired businesses | 1,000 | — | — | 1,545 | 2,545 |
| Goodwill for disposed business | — | — | — | (29) | (29) |
| Foreign currency effects | — | — | — | 9,101 | 9,101 |
| Impairment | — | (140,345) | — | — | (140,345) |
| Balance at December 31, 2009: | | | | | |
| Goodwill | 10,647 | 140,345 | 16,236 | 96,286 | 263,514 |
| Accumulated Impairment Losses | — | (140,345) | — | — | (140,345) |
| Net Goodwill | 10,647 | — | 16,236 | 96,286 | 123,169 |
| **2010 Activity:** | | | | | |
| **Goodwill for acquired businesses** | **—** | **10,788** | **—** | **718** | **11,506** |
| **Goodwill for disposed business** | **—** | **—** | **—** | **(282)** | **(282)** |
| **Foreign currency effects** | **—** | **—** | **—** | **2,159** | **2,159** |
| **Impairment** | **—** | **(10,788)** | **—** | **—** | **(10,788)** |
| **Balance at December 31, 2010:** | | | | | |
| **Goodwill** | **10,647** | **151,133** | **16,236** | **98,881** | **276,897** |
| **Accumulated Impairment Losses** | **—** | **(151,133)** | **—** | **—** | **(151,133)** |
| **Net Goodwill** | **$ 10,647** | **$ —** | **$ 16,236** | **$ 98,881** | **$ 125,764** |

The following is a summary of intangible assets at December 31, 2010 and 2009:

| | Gross Carrying Amount | Accumulated Amortization | Accumulated Impairments | Net Carrying Value | Weighted-Average Amortization Period |
|---|---|---|---|---|---|
| | (In thousands, except years) | | | | |
| Intangible assets subject to amortization: | | | | | |
| **December 31, 2010:** | | | | | |
| **Customer Relationships** | **$ 89,387** | **$ (25,003)** | **$ —** | **$ 64,384** | **10.7 years** |
| **Technology-Based** | **4,100** | **(1,799)** | **—** | **2,301** | **5.2 years** |
| **Total** | **$ 93,487** | **$ (26,802)** | **$ —** | **$ 66,685** | **10.4 years** |
| December 31, 2009: | | | | | |
| Customer Relationships | $ 89,425 | $ (19,017) | $ — | $ 70,408 | 11.7 years |
| Technology-Based | 4,100 | (1,360) | — | 2,740 | 6.2 years |
| Total | $ 93,525 | $ (20,377) | $ — | $ 73,148 | 11.4 years |
| Intangible assets not subject to amortization: | | | | | |
| **December 31, 2010:** | | | | | |
| **Trademarks** | **$ 31,796** | **—** | **$ (600)** | **$ 31,196** | |
| December 31, 2009: | | | | | |
| Trademarks | $ 31,861 | — | $ (600) | $ 31,261 | |

As a result of the Broadspire goodwill impairment noted above, the Company also performed impairment tests in 2010 and 2009 for its intangible assets arising from business acquisitions. As a result, the Company recorded a noncash intangible asset impairment charge of $600,000 during 2009. This intangible asset related to the value of a trade name indefinite-lived intangible asset used in a small portion of the Broadspire reporting unit. This impairment charge is not reflected in Broadspire's segment operating loss in any period. This impairment charge did not affect the Company's liquidity or cash flows and had no effect on the Company's compliance with the financial covenants under its credit agreement.

Amortization of intangible assets was $6,434,000, $6,433,000, and $6,464,000 for the years ended December 31, 2010, 2009, and 2008, respectively. For the years ended December 31, 2010, 2009, and 2008, amortization expense for customer-relationship intangible assets in the amounts of $5,995,000, $5,994,000, and $6,025,000, respectively, were excluded from operating earnings (see Note 12, "Segment and Geographic Information"). Intangible assets subject to amortization are amortized on a straight-line basis over lives ranging from 5 to 15 years. At December 31, 2010, annual estimated aggregate amortization expense for intangible assets subject to amortization was $6,434,000 for 2011; $6,401,000 for 2012; and $6,375,000 for each year from 2013 through 2015.

## 4. Short-Term and Long-Term Debt, Including Capital Leases

On October 31, 2006, the Company entered into a secured credit agreement with a syndication of lenders. This agreement has been amended six times since October 31, 2006 (as amended, the "Credit Agreement"). All amendments to the Company's Credit Agreement have been accounted for as modifications of existing debt. The Credit Agreement provides for a maximum borrowing capacity of $360,000,000, comprised of (i) an initial term loan facility (the "term loan") with an original principal amount of $210,000,000, (ii) a term loan in December 2010 with an original principal amount of $50,000,000 and (iii) a revolving credit facility in the principal amount of $100,000,000 with a swingline subfacility, a letter of credit subfacility, and a foreign currency sublimit.

At December 31, 2010 and 2009, a total of $222,575,000 and $180,675,000, respectively, was outstanding under the Credit Agreement. In addition, undrawn commitments under letters of credit totaling $20,319,000 and $19,569,000 were outstanding at December 31, 2010 and 2009, respectively, under the letters of credit subfacility of the Credit Agreement. These letter of credit commitments were for the Company's own obligations. Including the amounts committed under the letters of credit subfacility, the unused balance of the revolving credit portion of the credit facility totaled $79,681,000 and $80,431,000 at

December 31, 2010 and 2009, respectively.

Short-term borrowings totaled $0 and $32,000 at December 31, 2010 and 2009, respectively.

Long-term debt consisted of the following at December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Term loan facility, principal of $650 and interest payable quarterly, with balloon payment due October 2013 | **$ 222,575** | $ 180,675 |
| Other term loan payable to bank | **—** | 161 |
| Capital lease obligations | **753** | 414 |
| Total long-term debt and capital leases | **223,328** | 181,250 |
| Less: current installments | **(2,891)** | (8,189) |
| Total long-term debt and capital leases, less current installments | **$ 220,437** | $ 173,061 |

The Company's capital leases are primarily comprised of leased automobiles and equipment leases with terms ranging from 24 to 60 months.

Interest expense, including any impact from the Company's interest rate hedge and amortization of capitalized loan origination costs, on the Company's short-term and long-term borrowings was $15,683,000, $15,229,000, and $19,616,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Interest paid on the Company's short-term and long-term borrowings was $14,193,000, $14,339,000, and $19,037,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010 and 2009, no borrowings were outstanding under the revolving credit facility (other than undrawn letters of credit). The term loan has a variable interest rate based on LIBOR (with a 2.0% floor), and at December 31, 2010 the interest rate on the term loan was 5.25%. See Note 5, "Interest Rate Swap Agreements," for more on the Company's effective rate of interest incurred on its outstanding borrowings.

Scheduled principal repayments of long-term debt, including current portions and capital leases, as of December 31, 2010 are as follows:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | 2011 | 2012-2013 | 2014-2015 | 2016 and Thereafter | Total |
| | | | (In thousands) | | |
| Long-term debt, including current portions | $ 2,600 | $ 219,975 | $ — | $ — | $ 222,575 |
| Capital lease obligations | 291 | 347 | 115 | — | 753 |
| Total | $ 2,891 | $ 220,322 | $ 115 | $ — | $ 223,328 |

The term loan currently requires minimum principal repayments of $650,000 at the end of each calendar quarter with a final balloon payment due on October 30, 2013. Outstanding borrowings under the revolving credit facility are also due in full on October 30, 2013. Interest is payable quarterly on the term loan. For the revolving credit facility, interest is payable at least quarterly. Under the Company's Credit Agreement, the Company may be required to make additional annual debt repayments if the Company generates excess cash flows and fails to comply with certain leverage ratios as defined in the Credit Agreement. During 2010, the Company made required quarterly repayments of $525,000 on the term loan, plus an excess cash flow payment of $5,875,000, related to results for the year ended December 31, 2009. The Company is not required to make any excess cash flow payments in 2011.

The Credit Agreement contains customary representations, warranties and covenants, including covenants limiting liens, indebtedness, guaranties, mergers and consolidations, substantial asset sales, investments, loans, sales and leasebacks, dividends and distributions, and certain fundamental changes. Each of the direct and indirect domestic subsidiaries of the Company, and certain of its foreign subsidiaries, guarantee the obligations of the Company under the Credit Agreement. The Company's and the subsidiary guarantors' obligations under the Credit Agreement are secured by liens on all of their respective personal property and mortgages over certain of their properties. In addition, the Credit Agreement requires the Company to meet certain financial tests.

In February 2009, the Company amended its Credit Agreement so that it could enhance certain operational and financial aspects of its business, including, among other things, undertaking an internal corporate realignment of certain of the Company's operating subsidiaries and assets. A substantial portion of this realignment was completed in connection with the execution of this amendment. This corporate realignment did not impact the composition of the Company's four operating segments. In addition, the amendment provided the Company with the ability to repurchase and retire, from time to time through December 2010, up to $25,000,000 of the outstanding term loan under the agreement. No additional repurchases or retirements were made in 2010 under this agreement.

In October 2009, the Company entered into the Fifth Amendment to the Credit Agreement (the "Fifth Amendment"). The Fifth Amendment affected the following changes to the Company's Credit Agreement, among others: provided the Company the option to increase the revolving commitment amount or incur additional term loans under the Credit Agreement of up to a maximum of $50,000,000 in aggregate; extended the revolving credit termination date to October 30, 2013; modified the restricted payments basket; imposed a LIBOR floor of 2.0% on all LIBOR-based loans under the Credit Agreement; increased the applicable margin (as defined) and applicable commitment fee percentage; increased the unsecured indebtedness basket from $5,000,000 to $200,000,000, provided that 50% of the proceeds thereof are applied as a mandatory prepayment to the term loans and revolving loans, in that order under the Credit Agreement; and modified the maximum leverage ratio, defined as the ratio of consolidated debt to earnings before interest expense, income taxes, depreciation, amortization, stock-based compensation expense, and certain other charges ("EBITDA").

In December 2010, the Company entered into the Sixth Amendment to the Credit Agreement (the "Sixth Amendment"), which increased the amount of the term loan by $50,000,000, and required the Company to use the proceeds to fund $50,000,000 of its pension liabilities in December 2010 and January 2011. In addition, the Sixth Amendment affected the following changes to the Company's Credit Agreement, among others: increased the maximum Leverage Ratio to no more than (i) 3.50 to 1.00 through March 31, 2012, (ii) 3.00 to 1.00 from June 30, 2012 through December 31, 2012, and (iii) 2.50 to 1.00 from the fiscal quarter ending March 31, 2013 and thereafter; gave the Company the ability to obtain letters of credit in certain foreign currencies; and increased the cap on non-speculative hedging agreements to $100,000,000 from $50,000,000.

Under the Credit Agreement, the fixed charge coverage ratio, defined as the ratio of EBITDA to total fixed charges (consisting of scheduled principal payments and interest expense and restricted payments as defined in the Credit Agreement), must not be less than 1.50 to 1.00 for the four quarter period ending at the end of each fiscal quarter.

The covenants in the Credit Agreement also place certain restrictions on the Company's ability to pay dividends to shareholders, including a $4,500,000 limit in any four quarter period if the Leverage Ratio is less than 3.25 to 1.00 but exceeds 2.25 to 1.00, and a $12,500,000 limit on dividend payments in any four quarter period if the leverage ratio is less than or equal to 2.25 to 1.00.

The Credit Agreement also provides for the Company and its consolidated subsidiaries to maintain a minimum net worth of at least the sum of (i) $150,000,000 plus (ii) 50% of the cumulative positive net income of the Company and its consolidated subsidiaries after the third quarter of 2006 plus (iii) any net proceeds from any underwritten public offering of any capital stock of the Company. Any non-cash adjustments after the third quarter of 2006 related to pension or other postretirement liabilities, goodwill and foreign currency translation are excluded from the determination of minimum net worth.

In the event of a default by the Company under the Credit Agreement, the lenders may terminate the commitments under the agreement and declare any amounts then outstanding, including all accrued interest and unpaid fees, payable immediately. For events of default relating to insolvency, bankruptcy or receivership, the commitments are automatically terminated and the amounts outstanding become payable immediately.

At December 31, 2010, the Company was in compliance with the financial covenants under the Credit Agreement. If the Company does not meet the covenant requirements in the future, it would be in default under the Credit Agreement. In such an event, the Company would need to obtain a waiver of the default or repay the outstanding indebtedness under the Credit Agreement. If the Company could not obtain a waiver on satisfactory terms, it could be required to renegotiate the Credit Agreement, or obtain other financing in order to repay all amounts due thereunder. Any such renegotiations, if successful, or any other financing, if completed, could result in less favorable terms, including higher interest rates, accelerated payments, and fees. No assurance can be provided that any necessary renegotiations or other financing arrangements could be completed in a timely manner, or at all.

## 5. Interest Rate Swap Agreements

The Company manages its exposure to the impact of interest rate changes by entering interest rate swap agreements. The Company designates pay-fixed interest rate swaps as cash flow hedges of interest payments on floating-rate debt. Pay-fixed swaps effectively convert floating rate debt to fixed-rate debt. The Company reports the effective portion of the change in fair value of the derivative instrument as a component of its accumulated other comprehensive loss and reclassifies that portion into earnings in the same period during which the hedged transaction affects earnings. The Company recognizes the ineffective portion of the hedge, if any, in current earnings during the period of change. Amounts that are reclassified into earnings from accumulated other comprehensive loss and the ineffective portion of the hedge, if any, are reported on the same income statement line item as the original hedged item. The Company includes the fair value of the hedge in either current or non-current other liabilities and/or other assets on the balance sheet based upon the term of the hedged item. The Company is exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. The Company attempts to manage exposure to counterparty credit risk primarily by selecting a counterparty only if it meets certain credit and other financial standards. The Company believes there have been no material changes in the creditworthiness of the counterparties to this interest-rate swap agreement and believes the risk of nonperformance by such parties is minimal.

In May 2007, the Company entered into a three-year interest rate swap agreement that effectively converted the LIBOR-based portion of the interest rate under the Company's Credit Agreement for a portion of its floating-rate debt to a fixed rate of 5.25%. The Company designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount of the swap was reduced over its three-year term. The swap agreement expired May 31, 2010.

In connection with the Fifth Amendment to the Company's Credit Agreement, this interest rate swap was discontinued as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates. Accordingly, any future changes in the fair value of this swap agreement were recorded by the Company as an expense adjustment rather than a component of the Company's accumulated other comprehensive loss. The pretax amount in accumulated other comprehensive loss at the time the hedge was discontinued was $2,652,000 and was $1,593,000 at December 31, 2009. Because it was still probable that the forecasted transactions that were hedged would occur, the amount in accumulated other comprehensive loss related to the interest rate swap agreement was reclassified into earnings as an increase to interest expense over the remaining life of the interest rate swap agreement as the forecasted transactions occurred. As of December 31, 2010, all amounts had been reclassified from accumulated other comprehensive loss into earnings and the associated liability was reduced to zero upon expiration and settlement of the swap agreement.

In November 2009, the Company entered into a two-year forward-starting interest rate swap agreement that was effective beginning on June 30, 2010. The swap effectively converts the LIBOR-based portion of the interest rate on an initial notional amount of $90,000,000 of the Company's floating-rate debt to a fixed rate of 3.05% plus the applicable credit spread. The Company designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount of the swap will be reduced to $85,000,000 on March 31, 2011 to match the expected repayment of the Company's outstanding debt.

At December 31, 2010, the fair value of the interest rate swap was a liability of $1,404,000 and the amount expected to be reclassified from accumulated other comprehensive loss into earnings during the next twelve months was approximately $913,000.

The effective portions of the pretax losses on the Company's interest-rate swap derivative instruments are categorized in the table below:

| Year Ended December 31, | Loss Recognized in Other Comprehensive Loss ("OCL") on Derivative — Effective Portion | | Loss Reclassified from Accumulated OCL into Income — Effective Portion(1) | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| | (In thousands) | | | |
| Cash Flow Hedging Relationship: | | | | |
| Interest rate hedge | $ **1,826** | $ 400 | $ **821** | $ — |
| Interest Rate Swap Discontinued as a Cash Flow Hedge | $ **—** | $ 947 | $ **1,593** | $ 4,425 |

(1) The losses reclassified from accumulated other comprehensive loss into income (effective portion) are reported in Net Corporate Interest Expense on the Company's Consolidated Statements of Operations.

The amounts of gains/losses recognized in income/expense on the Company's interest rate hedge contract (ineffective portion excluded from any effectiveness testing) were not material for the years ended December 31, 2010, 2009 or 2008.

The balances and changes in accumulated other comprehensive loss related to the effective portions of the Company's interest rate hedges for the year ended December 31, 2010 and 2009 were as follows:

| | Year Ended | |
|---|---|---|
| | December 31, 2010 | December 31, 2009 |
| | (In thousands) | |
| Amount in accumulated other comprehensive loss at beginning of period for effective portion of interest rate hedge, net of tax | $ **(1,354)** | $ (3,285) |
| Loss reclassified into income, net of tax | **1,555** | 2,776 |
| Loss recognized during period, net of tax | **(1,072)** | (845) |
| Amount in accumulated other comprehensive loss at end of period for effective portion of interest rate hedge, net of tax | $ **(871)** | $ (1,354) |

The Company's interest rate swap agreements contain a provision providing that if the Company is in default under its Credit Agreement (see Note 4, "Short-Term and Long-Term Debt, Including Capital Leases"), the Company may also be deemed to be in default under its interest rate swap agreements. If there was such a default, the Company could be required to contemporaneously settle some or all of the obligations under the interest rate swap agreements at values determined at the time of default. At December 31, 2010, no such default existed, and the Company had no assets posted as collateral under its interest rate swap agreements.

## 6. Fair Value

The fair value hierarchy has three levels which are based on the reliability of the inputs used to determine fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

| | | Fair Value Measurements at December 31, 2010 | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (In thousands) | | |
| Assets: | | | | |
| Money market funds(1) | $ 16,093 | $ 16,093 | $ — | $ — |
| Liabilities: | | | | |
| Derivative designated as hedging instrument: | | | | |
| Interest rate swap(2) | (1,404) | — | (1,404) | — |

(1) The fair values of the money market funds were based on recently quoted market prices and reported transactions in an active marketplace. Money market funds are reported on the Company's Consolidated Balance Sheets as Cash and Cash Equivalents.

(2) The fair value of the interest rate swaps was derived from a discounted cash flow analysis based on the terms of the contracts and the forward interest rate curve adjusted for the Company's credit risk. $913,000 of the fair value of the hedge instrument is included in Other Accrued Liabilities and $491,000 of the fair value of the hedge instrument is included in Other Noncurrent Liabilities on the Company's Consolidated Balance Sheets, based upon the term of the hedged item.

*Fair Value Disclosures*

The fair value of accounts payable and short-term borrowings approximates their carrying value due to the short-term nature of the instruments. The Company estimates the fair value of its term note payable based on a discounted cash flow analysis based on current borrowing rates for new debt issues with similar credit quality. The fair value of the Company's variable-rate long-term debt approximates carrying value at December 31, 2010.

## 7. Commitments Under Operating Leases

The Company and its subsidiaries lease certain office space, computer equipment, and automobiles under operating leases. For office leases that contain scheduled rent increases or rent concessions, the Company recognizes monthly rent expense based on a calculated average monthly rent amount that considers the rent increases and rent concessions over the life of the lease term. Leasehold improvements of a capital nature that are made to leased office space under operating leases are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expenses, net of amortization of any incentives provided by lessors, for operating leases consisted of the following:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Office space | **$ 42,661** | $ 44,069 | $ 46,501 |
| Automobiles | **7,820** | 7,978 | 9,651 |
| Computers and equipment | **667** | 728 | 646 |
| Total operating leases | **$ 51,148** | $ 52,775 | $ 56,798 |

At December 31, 2010, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows:

| Year Ending December 31, | | (In thousands) |
|---|---|---|
| 2011 | $ | 50,422 |
| 2012 | | 42,366 |
| 2013 | | 35,012 |
| 2014 | | 27,585 |
| 2015 | | 21,082 |
| 2016 and Thereafter | | 69,130 |

Where applicable, the amounts above include sales taxes.

*Significant Operating Leases and Subleases*

Effective February 9, 2010, the Company entered into a 10-year operating lease agreement for the lease of approximately 64,000 square feet of office space in Sunrise, Florida, primarily for our Broadspire segment as a replacement for the subleased space in Plantation, Florida described below. Included in the future minimum lease payments noted above are total lease payments of $11,670,000 related to this lease. Additionally, the Company is responsible for certain real estate taxes and other expenses, which are excluded from the table above.

On March 16, 2010, the Company entered into an 11-year operating lease on behalf of the Legal Settlement Administration segment for the lease of approximately 44,000 square feet of office space in Lake Success, New York, for use as its corporate headquarters. The lease commenced on January 1, 2011 and was amended in January 2011 to include approximately 88,000 square feet. Included in the future minimum lease payments noted above are total lease payments of $17,670,000 related to the amended lease. Additionally, the Company is responsible for certain real estate taxes and operating expenses, which are excluded from the table above.

Effective August 1, 2006, the Company entered into an 11-year operating lease agreement for the lease of approximately 160,000 square feet of office space in Atlanta, Georgia for use as the Company's corporate headquarters. Included in the future minimum lease payments noted above are total lease payments of $27,839,000 related to this lease. Additionally, the Company is responsible for certain property operating expenses, which are excluded from the table above. Leasehold improvements totaling $4,921,000 were funded by the lessor.

Included in the acquired commitments of BMSI was a long-term operating lease for a two-building office complex in Plantation, Florida. The term of this lease ends in December 2021. Included in the future minimum office lease payments for operating leases noted above are total lease payments of $47,107,000 related to this Plantation, Florida lease. A majority of this office space is subleased at December 31, 2010. Under executed sublease arrangements at December 31, 2010 between the Company and sublessors, as described below, the sublessors are obligated to pay the Company minimum sublease payments as follows:

| Year Ending December 31, | | (In thousands) |
|---|---|---|
| 2011 | $ | 2,689 |
| 2012 | | 3,240 |
| 2013 | | 3,299 |
| 2014 | | 1,896 |
| 2015 | | 1,448 |
| 2016-2021 | | 9,397 |
| Total minimum sublease payments to be received | $ | 21,969 |

One of the Plantation, Florida sublease agreements is for an entire building and expires in March 2014. At expiration, this sublessor has the option to renew this sublease agreement through December 2021. Should this sublessor elect to renew the sublease agreement, additional sublease payments from this sublessor to the Company would be approximately $14,277,000 over the renewal period. This additional $14,277,000 is not included in the above table.

In 2009 and 2010, the Company entered into separate sublease agreements with another sublessor to sublease three of the four floors of our other leased building in Plantation, Florida. The subleases are for the remaining term of the Company's lease on this building (expiring December 2021). This sublessor also had an option to lease the remaining space which expired unexercised. The Company recognized pretax losses of $2,663,000 and $1,810,000 on these subleases, which is included in "Restructuring and Other Costs" in the Company's Consolidated Statements of Operations for the years ended December 31, 2010 and 2009, respectively.

## 8. Income Taxes

Income (loss) before provision for income taxes consisted of the following:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| U.S. | **$ 12,018** | $ (146,898) | $ 6,190 |
| Foreign | **26,470** | 34,147 | 38,257 |
| Income (loss) before taxes | **$ 38,488** | $ (112,751) | $ 44,447 |

The provision for income taxes consisted of the following:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Current: | | | |
| U.S. federal and state | **$ 1,748** | $ (4,769) | $ (166) |
| Foreign | **5,254** | 6,924 | 11,483 |
| Deferred: | | | |
| U.S. federal and state | **1,689** | (823) | 766 |
| Foreign | **1,021** | 1,286 | (519) |
| Provision for income taxes | **$ 9,712** | $ 2,618 | $ 11,564 |

Net cash payments for income taxes were $6,173,000, $10,301,000, and $7,975,000 in 2010, 2009, and 2008, respectively.

The provision for income taxes is reconciled to the federal statutory rate of 35% as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Federal income taxes at statutory rate | **$ 13,471** | $ (39,642) | $ 15,338 |
| State income taxes, net of federal benefit | **186** | 562 | (223) |
| Foreign taxes | **(5,600)** | (4,400) | (2,110) |
| Credits | **(2,577)** | (4,074) | (3,468) |
| Goodwill & intangible asset impairments | **2,906** | 49,191 | — |
| Other | **1,326** | 981 | 2,027 |
| Provision for income taxes | **$ 9,712** | $ 2,618 | $ 11,564 |

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. The Company's intent is for such earnings to be reinvested by the subsidiaries or to be repatriated only when it would be tax effective through the utilization of foreign tax credits. At December 31, 2010, such undistributed earnings totaled $71,142,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable since such liability, if any, is dependent on circumstances existing when remittance occurs.

Deferred income taxes consisted of the following at December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Accrued compensation | **$ 11,360** | $ 10,061 |
| Accrued pension liabilities | **94,755** | 93,838 |
| Self-insured risks | **13,215** | 13,303 |
| Deferred revenues | **14,611** | 18,598 |
| Tax credit carryforwards | **54,166** | 23,055 |
| Net operating loss carryforwards | **22,119** | 19,443 |
| Other | **—** | 1,773 |
| Gross deferred income tax assets | **210,226** | 180,071 |
| Accounts receivable allowance | **4,874** | 5,693 |
| Prepaid pension cost | **31,162** | 16,559 |
| Unbilled revenues | **24,383** | 15,233 |
| Depreciation and amortization | **59,986** | 58,948 |
| Tax accruals and reserves | **2,165** | 2,638 |
| Other post-retirement benefits | **798** | 863 |
| Other | **1,581** | — |
| Gross deferred income tax liabilities | **124,949** | 99,934 |
| Net deferred income tax assets before valuation allowance | **85,277** | 80,137 |
| Valuation allowance | **(10,493)** | (9,640) |
| Net deferred income tax assets | **$ 74,784** | $ 70,497 |
| Amounts recognized in the Consolidated Balance Sheets consist of : | | |
| Current deferred income tax assets included in deferred income tax liabilities | **$ 16,858** | $ — |
| Current deferred income tax liabilities included in deferred income tax liabilities | **(34,004)** | — |
| Current deferred income tax assets included in deferred income tax assets | **—** | 24,900 |
| Current deferred income tax liabilities included in deferred income tax assets | **—** | (23,907) |
| Long-term deferred income tax assets included in deferred income tax assets | **199,241** | 165,670 |
| Long-term deferred income tax liabilities included in deferred income tax assets | **(107,311)** | (96,166) |
| Net deferred income tax assets | **$ 74,784** | $ 70,497 |

At December 31, 2010, the Company had deferred tax assets related to net operating loss carryforwards of $22,119,000. An estimated $6,502,000 of the deferred tax asset will not expire, and $15,617,000 will expire over the next 20 years if not utilized by the Company. A valuation allowance is provided when it is deemed more-likely-than-not that some portion or all of a deferred tax asset will not be realized. At December 31, 2010, the Company has a $4,813,000 valuation allowance related to certain net operating loss carryforwards generated in its international operations. The remaining net operating loss deferred tax asset of $17,306,000 is expected to be fully utilized by the Company.

A reconciliation of the beginning and ending balance of unrecognized income tax benefits follows:

| | (In thousands) |
|---|---|
| Balance at January 1, 2008 | $ 3,625 |
| Additions based on tax provisions related to the current year | 305 |
| Additions for tax positions of prior years | 18 |
| Settlements | 87 |
| Lapses of applicable statutes of limitation | (682) |
| Balance at December 31, 2008 | 3,353 |
| Additions based on tax provisions related to the current year | 634 |
| Changes in judgments or facts | (254) |
| Additions for tax positions of prior years | 138 |
| Settlements | (89) |
| Lapses of applicable statutes of limitation | (875) |
| Balance at December 31, 2009 | 2,907 |
| Changes in judgments or facts | **(130)** |
| Additions for tax positions of prior years | **(13)** |
| Settlements | **(48)** |
| Lapses of applicable statutes of limitation | **(411)** |
| Balance at December 31, 2010 | **$ 2,305** |

The Company accrues interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. For the years ended December 31, 2010, 2009, and 2008, the Company recorded net interest income related to unrecognized tax benefits of $16,000, $248,000, and $29,000, respectively. Total accrued interest expense at December 31, 2010, 2009, and 2008, was $635,000, $651,000, and $899,000, respectively.

Included in the total unrecognized tax benefits at December 31, 2010, 2009, and 2008 were $1,753,000, $2,215,000, and $2,455,000, respectively, of tax benefits that, if recognized, would affect the effective income tax rate.

The Company conducts business globally and, as a result, files U.S. federal and various state and foreign jurisdiction income tax returns. In the normal course of business, the Company is subject to examination by various taxing authorities throughout the world, including jurisdictions such as Canada, the United Kingdom, and the United States. With few exceptions, the Company is no longer subject to income tax examinations for years before 2004.

It is reasonably possible that a reduction in a range of $50,000 to $550,000 of unrecognized tax benefits may occur within 12 months as a result of projected resolutions of worldwide tax uncertainties.

## 9. Retirement Plans

The Company and its subsidiaries sponsor various retirement plans. Substantially all employees in the U.S. and certain employees outside the U.S. are covered under the Company's defined contribution plans. Certain employees, retirees, and eligible dependents are also covered under the Company's defined benefit pension plans. A fixed number of U.S. employees, retirees, and eligible dependents are covered under a frozen post-retirement medical benefits plan. In addition, the Company sponsors two frozen nonqualified, unfunded defined benefit pension plans for certain employees and retirees.

Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and years of service. The Company's cost for defined contribution plans totaled $21,537,000, $18,944,000, and $25,350,000 in 2010, 2009, and 2008, respectively. During 2009, the Company temporarily suspended Company contributions for certain defined contribution plans in the U.S.

The Company sponsors defined benefit pension plans in the U.S. and U.K. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit pension plan. The Company's U.K. defined benefit pension plans were closed to new participants prior to October 31, 1997, but existing participants may still accrue additional limited benefits based on salary amounts in effect at the time the plan was closed. Benefits payable under the Company's U.S. defined benefit pension plan are generally based on career compensation; however, no additional benefits accrue on the frozen U.S. plan after December 31, 2002.

Benefits payable under the U.K. plans are generally based on an employee's final salary at the time the plan was closed. Benefits paid from the U.K. plans are also subject to adjustments for the effects of inflation. In January 2011 the Company made a $20,000,000 contribution to its U.S. defined benefit pension plan. The Company expects to make contributions of approximately $6,900,000 to its U.K. defined benefit pension plans in 2011.

Certain other employees located in the Netherlands, Norway, and Germany (referred to herein as the "other international plans") have retirement benefits that are accounted for as defined benefit pension plans under U.S. GAAP.

External trusts are maintained to hold assets of the Company's defined benefit pension plans in the U.S. and U.K. The Company's funding policy is to make cash contributions in amounts at least sufficient to meet regulatory funding requirements and, in certain instances, to make contributions in excess thereof if such contributions would otherwise be in accordance with the Company's capital allocation plans. Assets of the plans are measured at fair value at the end of each reporting period, but the plan assets are not recorded on the Company's Consolidated Balance Sheets. Instead, the funded or unfunded status of the Company's defined benefit pension plans are recorded on the Company's Consolidated Balance Sheets based on the projected benefit obligations less the fair values of the plans' assets.

The reconciliation of the beginning and ending balances of the projected benefit obligations and the fair value of plans' assets for the Company's defined benefit pension plans as of the plans' most recent measurement dates is as follows:

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | (In thousands) | |
| Projected Benefit Obligations: | | |
| Beginning of measurement period | **$ 641,308** | $ 537,712 |
| Service cost | **2,514** | 2,073 |
| Interest cost | **36,098** | 36,221 |
| Employee contributions | **679** | 768 |
| Actuarial loss | **38,300** | 91,798 |
| Benefits paid | **(32,431)** | (32,277) |
| Foreign currency effects | **(6,974)** | 5,013 |
| End of measurement period | **679,494** | 641,308 |
| Fair Value of Plans' Assets: | | |
| Beginning of measurement period | **425,034** | 354,455 |
| Actual return on plans' assets | **59,068** | 80,243 |
| Employer contributions | **64,015** | 17,795 |
| Employee contributions | **679** | 768 |
| Benefits paid | **(32,431)** | (32,277) |
| Foreign currency effects | **(5,406)** | 4,050 |
| End of measurement period | **510,959** | 425,034 |
| Unfunded Status | **$ (168,535)** | $ (216,274) |

Due to the frozen status of the U.S. plan and the closed status of the U.K. plans, the accumulated benefit obligations and the projected benefits obligations are not materially different.

The underfunded status of the Company's defined benefit pension plans and post-retirement medical benefits plan recognized in the Consolidated Balance Sheets at December 31 consisted of:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Long-term accrued pension liability — U.S. plan | **$ 97,622** | $ 133,912 |
| Long-term accrued pension liability — U.K. plans | **44,410** | 54,905 |
| Long-term accrued pension liability — other international plans | **2,997** | (1,310) |
| Pension obligations included in other noncurrent liabilities | **3,209** | 3,450 |
| Mandatory Company contributions in current liabilities | **20,000** | 25,000 |
| Pension obligations included in current liabilities | **297** | 316 |
| Accumulated other comprehensive loss, before income taxes | **(265,166)** | (263,438) |

The following tables set forth the 2010 and 2009 changes in accumulated other comprehensive loss for the Company's defined benefit retirement plans and post-retirement medical benefits plan on a combined basis.

| | Defined Benefit Pension Plans | Post-Retirement Medical Benefits Plan |
|---|---|---|
| | (In thousands) | |
| Net unrecognized actuarial (loss) gain at beginning of 2009 | $ (230,912) | $ 2,677 |
| Amortization of net loss (gain) during 2009 | 7,543 | (376) |
| Net loss arising during 2009 | (41,957) | — |
| Currency translation for 2009 | (413) | — |
| Net unrecognized actuarial (loss) gain at end of 2009 | (265,739) | 2,301 |
| Amortization of net loss (gain) during 2010 | **10,815** | **(209)** |
| Net loss arising during 2010 | **(15,023)** | — |
| Currency translation for 2010 | **2,689** | — |
| Net unrecognized actuarial (loss) gain at end of 2010 | **$ (267,258)** | **$ 2,092** |

Net unrecognized actuarial losses included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit costs during the year ending December 31, 2011 for the U.S. and U.K. plans are $10,490,000 ($6,914,000 net of tax).

Net periodic benefit cost (credit) related to the Company's defined benefit pension plans recognized in the Company's Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008 included the following components:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Service cost | **$ 2,514** | $ 2,073 | $ 2,506 |
| Interest cost | **36,098** | 36,221 | 34,749 |
| Expected return on assets | **(35,684)** | (30,212) | (41,981) |
| Amortization of intangible asset | **45** | 241 | 236 |
| Amortization of actuarial loss | **10,770** | 7,302 | 3,703 |
| Net periodic benefit cost (credit) | **$ 13,743** | $ 15,625 | $ (787) |

Benefit cost for the U.S. defined benefit pension plan no longer includes service cost since the plan is frozen.

Over the next ten years, the following benefit payments are expected to be required to be made from the Company's U.S. and U.K. defined benefit pension plans:

| Year | Expected Benefit Payments |
|---|---|
| | (In thousands) |
| 2011 | $ 33,810 |
| 2012 | 35,023 |
| 2013 | 36,144 |
| 2014 | 37,328 |
| 2015 | 38,330 |
| 2016 — 2020 | 204,013 |

Certain assumptions used in computing the benefit obligations and net periodic benefit cost for the U.S. and U.K. defined benefit pension plans were as follows:

| U.S. Defined Benefit Plan: | 2010 | 2009 |
|---|---|---|
| Discount rate used to compute benefit obligations | **5.42%** | 5.88% |
| Discount rate used to compute periodic benefit cost | **5.88%** | 6.70% |
| Expected long-term rates of return on plan's assets | **8.50%** | 8.50% |

| U.K. Defined Benefit Plans: | 2010 | 2009 |
|---|---|---|
| Discount rate used to compute benefit obligations | **5.30%** | 5.70% |
| Discount rate used to compute periodic benefit cost | **5.70%** | 7.30% |
| Expected long-term rates of return on plans' assets | **8.50%** | 8.50% |

The discount rate assumptions reflect the rates at which the Company believes the benefit obligations could be effectively settled. The discount rates were determined based on the yield for a portfolio of investment grade corporate bonds with maturity dates matched to the estimated future payments of the plans' benefit obligations. The expected long-term rates of return on plan assets were based on the plans' asset mix, historical returns on equity securities and fixed income investments, and an assessment of expected future returns. Because of the reallocation of the portfolios' mix of return-seeking assets and liability-hedging assets described below, the expected long-term rates of return on plan assets assumption used to determine 2011 net periodic pension cost were lowered to 8.00% and 8.25% for the U.S. and U.K. plans, respectively. If actual long-term rates of return differ from those assumed or if the Company used materially different assumptions, actual funding obligations could differ materially from estimates. Due to the frozen status of the U.S. plan and closed status of the U.K. plans, increases in compensation rates are not material to the computations of benefit obligations or net periodic benefit cost.

***Plans' Assets***

The plans' asset allocations at the respective measurement dates, by asset category, for the Company's U.S. and U.K. defined benefit pension plans, were as follows:

| | U.S. Plan | | U.K. Plans | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Equity securities | **51.6%** | 67.0% | **66.0%** | 66.3% |
| Fixed income investments | **45.1%** | 30.9% | **33.7%** | 33.5% |
| Cash | **3.3%** | 2.1% | **0.3%** | 0.2% |
| Total asset allocation | **100.0%** | 100.0% | **100.0%** | 100.0% |

Investment objectives for the Company's U.S. and U.K. pension plan assets are to ensure availability of funds for payment of plan benefits as they become due; provide for a reasonable amount of long-term growth of capital, without undue exposure to volatility; protect the assets from erosion of purchasing power; and provide investment results that meet or exceed the plans' actuarially assumed long-term rate of return.

The long-term goal for the U.S. and U.K. plans is to reach fully-funded status and to maintain that status. The investment policies recognize that the plans' asset return requirements and risk tolerances will change over time. Accordingly, reallocation of the portfolios' mix of return-seeking assets and liability-hedging assets will be performed as the plans' funded status improves.

The fair value of the U.S. Plan and the U.K. Plans' pension assets at December 31, 2010, by asset category, was as follows:

| | | U.S. Plan Assets | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (In thousands) | | |
| Assets Category: | | | | |
| Cash and Cash Equivalents | $ 10,746 | $ 10,746 | $ — | $ — |
| Equity Securities: | | | | |
| U.S. | 113,537 | 35,568 | 77,969 | — |
| International | 56,309 | 2,796 | 53,513 | — |
| Fixed Income Securities: | | | | |
| U.S. | 138,135 | — | 138,135 | — |
| International | 10,329 | — | 10,329 | — |
| TOTAL | $ 329,056 | $ 49,110 | $ 279,946 | $ — |

| | | U.K. Plans Assets | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (In thousands) | | |
| Assets Category: | | | | |
| Cash and Cash Equivalents | $ 429 | $ 429 | $ — | $ — |
| Equity Securities: | | | | |
| U.S. | 16,697 | 16,697 | — | — |
| International | 91,772 | 91,772 | — | — |
| Fixed Income Securities | 55,464 | 55,464 | — | — |
| TOTAL | $ 164,362 | $ 164,362 | $ — | $ — |

See Note 6, "Fair Value," for a definition of the fair value hierarchy.

## 10. Common Stock

The Company's two classes of stock have essentially identical rights, except that shares of CRDA generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on CRDA than on CRDB. As described in Note 11, "Stock-Based Compensation," certain shares of CRDA are issued with restrictions under executive compensation plans.

As disclosed in Note 4, "Short-Term and Long-Term Debt, Including Capital Leases," the Company's Credit Agreement contains restrictions on dividends and distributions.

In April 1999, the Company's Board of Directors authorized a discretionary share repurchase program for an aggregate of 3,000,000 shares of CRDA and CRDB. Through December 31, 2010, the Company has reacquired 2,150,876 shares of CRDA and 143,261 shares of CRDB at an average cost of $10.99 and $12.21 per share, respectively, under this program. No shares have been repurchased since 2004 under this program.

In 2008, a maximum of 550,000 shares of CRDA were authorized for issuance in 2009 under the Company's Frozen Accrued Vacation Stock Purchase Plan (the "Plan"). Under this Plan, certain officers and employees of the Company could voluntarily make a one-time irrevocable election to convert accrued vacation into shares of CRDA. Accrued vacation in the amount of $372,000 was used to purchase 54,768 (net of 28,090 shares used to fund payroll and withholding taxes) shares of CRDA under the Plan.

## 11. Stock-Based Compensation

The Company has various stock-based compensation plans for its employees and members of its board of directors. Only shares of CRDA can be issued under these plans. The fair value of an equity award is estimated on the grant date without regard to service or performance conditions. The fair value is recognized as compensation expense over the requisite service period for all awards that vest. When recognizing compensation costs, estimates are made for the number of awards that will vest, and subsequent adjustments are made to reflect both changes in the number of shares expected to vest and actual vesting. Compensation cost is not recognized for awards that do not vest because service or performance conditions are not satisfied. Compensation cost recognized at any date equals at least the portion of the grant-date value of an award that is vested at that date.

The pretax compensation expense recognized for all stock-based compensation plans was $3,651,000, $5,510,000 and $5,858,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

The total income tax benefit recognized in the Consolidated Statements of Operations for stock-based compensation arrangements was approximately $1,070,000, $1,709,000, and $1,801,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Some of the Company's stock-based compensation awards are granted under plans which are designed not to be taxable as compensation to the recipient based on tax laws of the United States or the applicable country. Accordingly, the Company does not recognize tax benefits on all of its stock-based compensation expense.

During 2010, 2009 and 2008, the Company recognized no adjustments to additional paid-in capital for differences between deductions taken on its income tax returns related to stock-based compensation plans and the related income tax benefits previously recognized for financial reporting purposes.

*Stock Options*

The Company has granted nonqualified and incentive stock options to key employees and directors. All stock options were for shares of CRDA. Option awards were granted with an exercise price equal to the closing market price of the Company's stock on the date of grant. The Company's stock option plans have been approved by shareholders, although the Company's Board of Directors is authorized to make specific grants of stock options under active plans. Employee stock options typically are subject to graded vesting over five years (20% each year) and have a typical life of ten years. Compensation cost for stock options is recognized on a straight-line basis over the requisite service period for the entire award. For the years ended December 31, 2010, 2009, and 2008, compensation expense of $225,000, $418,000 and $469,000, respectively, was recognized for employee stock option awards.

Historically, stock options granted to members of the Company's Board of Directors typically were fully vested on grant date with a typical life of ten years. For the year ended December 31, 2008, compensation expense of $28,000 was recognized for directors' stock options. No stock options were granted to employees or members of the Board of Directors in 2010 or 2009.

A summary of option activity as of December 31, 2010, and changes during 2010, 2009, and 2008, is presented below:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (In thousands) | | | (In thousands) |
| Outstanding at December 31, 2007 | 3,007 | $ 8.10 | 4.7 years | $ — |
| Granted | 274 | 4.40 | | |
| Exercised | (184) | 7.03 | | |
| Forfeited or expired | (369) | 12.87 | | |
| Outstanding at December 31, 2008 | 2,728 | 7.16 | 4.7 years | $ 2,008 |
| Granted | — | — | | |
| Exercised | (3) | 4.40 | | |
| Forfeited or expired | (331) | 10.18 | | |
| Outstanding at December 31, 2009 | 2,394 | 6.74 | 3.3 years | $ — |
| **Granted** | — | — | | |
| **Exercised** | — | — | | |
| **Forfeited or expired** | **(714)** | **6.61** | | |
| **Outstanding at December 31, 2010** | **1,680** | **$ 6.80** | **3.4 years** | **$ —** |
| **Vested at December 31, 2010** | **1,592** | **$ 6.93** | **3.2 years** | **$ —** |
| **Exercisable at December 31, 2010** | **1,592** | **$ 6.93** | **3.2 years** | **$ —** |

No stock options were granted in 2009 or 2010. The intrinsic value of all outstanding stock options at December 31, 2010 and 2009 was zero since the per share market price of CRDA was less than the exercise price of all outstanding stock options. The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2008 was $2.55. The total intrinsic value of stock options exercised during the year ended December 31, 2008 was $611,000. The options exercised in 2009 had no intrinsic value. No options were exercised in 2010. The total fair value of stock options vesting during the years ended December 31, 2010, 2009, and 2008 was $236,000, $484,000, and $365,000, respectively.

At December 31, 2010, there was $72,000 of unrecognized compensation cost related to unvested stock options for employee stock option awards. This cost is being recognized on a straight-line basis and will be fully recognized by April 2011. Directors' stock options had no unrecognized compensation cost since directors' options were vested when granted and the grant-date fair values were fully expensed on grant date.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula, with the following weighted-average assumptions:

| | 2008 |
|---|---|
| Expected dividend yield | —% |
| Expected volatility | 48% |
| Risk-free interest rate | 3.9% |
| Expected term of options | 8 years |

A dividend yield of zero was used in 2008 since the Company had not paid any cash dividends to shareholders since August 2006. The expected volatility of the price of CRDA was based on historical realized volatility. The risk-free interest rate was the implied yield available on U.S. Treasury zero-coupon issues with terms equal to the expected term used in the pricing formula. The expected term of the option took into account both the contractual term of the option and the effects of expected exercise behavior.

*Performance-Based Stock Grants*

Performance share grants are made to key employees of the Company. Such employees are eligible to earn shares of CRDA upon the achievement of certain individual and corporate objectives. Grants of performance shares are made at the discretion of the Company's Board of Directors, or the Board's Compensation Committee, and are subject to graded vesting over periods typically ranging from three to five years. Shares are not issued until the vesting requirements have lapsed. Dividends are not paid or accrued on unvested/unissued shares. The grant-date fair value of a performance share grant is based on the market value of CRDA on the date of grant, reduced for the present value of any dividends expected to be paid on CRDA shares but not paid to holders of unvested/unissued performance grants. Compensation expense for each vesting tranche in the award is recognized ratably from the grant date to the vesting date for each tranche.

A summary of the status of the Company's nonvested performance shares as of December 31, 2010, and changes in 2010, 2009, and 2008, is presented below:

| | Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2008 | 1,149,311 | $ 5.20 |
| Granted | 1,217,300 | 4.02 |
| Vested | (1,063,754) | 4.66 |
| Forfeited or unearned | (139,690) | 4.80 |
| Nonvested at December 31, 2008 | 1,163,167 | 4.49 |
| Granted | 452,826 | 5.68 |
| Vested | (542,063) | 4.45 |
| Forfeited or unearned | (15,424) | 5.33 |
| Nonvested at December 31, 2009 | 1,058,506 | 4.86 |
| **Granted** | **430,000** | **2.97** |
| **Vested** | **(1,017,063)** | **4.48** |
| **Forfeited or unearned** | **(33,765)** | **5.12** |
| **Nonvested at December 31, 2010** | **437,678** | **3.91** |

The total fair value of the 1,017,063, the 542,063, and the 1,063,754 performance shares that vested in 2010, 2009, and 2008 was $4,559,000, $2,412,000, and $4,957,000, respectively.

Compensation expense recognized for all performance shares totaled $2,300,000, $3,514,000, and $4,481,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Compensation cost for these awards is net of estimated or actual award forfeitures. As of December 31, 2010, there was an estimated $814,000 of unearned compensation cost for all nonvested performance shares. All of this unearned compensation cost is expected to be fully recognized by the end of 2012.

*Restricted Shares*

The Company's Board of Directors may elect to issue restricted shares of CRDA in lieu of, or in addition to, cash payments to certain key employees. Employees receiving these shares have restrictions on the ability to sell the shares. Such restrictions generally lapse ratably over vesting periods ranging from several months to five years. For grants of restricted shares of CRDA, vested and unvested shares issued are eligible to receive nonforfeitable dividends if dividends are declared by the Company's Board of Directors. The grant-date fair value of a restricted share of CRDA is based on the market value of the stock on the date of grant. Compensation cost is recognized on a straight-line basis over the requisite service period since these awards only have service conditions once granted.

A summary of the status of the Company's restricted shares of CRDA as of December 31, 2010, and changes during 2010, 2009, and 2008, is presented below:

| | Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2008 | 75,136 | $ 5.82 |
| Granted | 233,000 | 3.85 |
| Vested | (126,868) | 4.25 |
| Nonvested at December 31, 2008 | 181,268 | 4.39 |
| Granted | 153,804 | 4.49 |
| Vested | (259,172) | 4.25 |
| Nonvested at December 31, 2009 | 75,900 | 4.98 |
| **Granted** | **127,616** | **2.57** |
| **Vested** | **(166,866)** | **3.20** |
| **Forfeited or unearned** | **(11,450)** | **2.62** |
| **Nonvested at December 31, 2010** | **25,200** | **5.62** |

Compensation expense recognized for all restricted shares for the years ended December 31, 2010, 2009, and 2008 was $597,000, $1,080,000, and $515,000, respectively. As of December 31, 2010, there was $147,000 of total unearned compensation cost related to nonvested restricted shares which is expected to be recognized in 2011.

*Employee Stock Purchase Plans*

The Company has three employee stock purchase plans: the U.S. Plan, the U.K. Plan, and the International Plan. The U.S. Plan is also available to eligible employees in Canada, Puerto Rico, and the U.S. Virgin Islands. The International Plan is for eligible employees located in certain other countries who are not covered by the U.S. Plan or the U.K. Plan. All plans are compensatory. The International Plan was opened for eligible employees of our Australian operations in July 2010.

For the U.S., U.K. and International plans, the requisite service period is the period of time over which the employees contribute to the plans through payroll withholdings. For purposes of recognizing compensation expense, estimates are made for the total withholdings expected over the entire withholding period. The market price of a share of stock at the beginning of the withholding period is then used to estimate the total number of shares that will be purchased using the total estimated withholdings. Compensation cost is recognized ratably over the withholding period.

Under the U.S. Plan, the Company is authorized to issue up to 1,500,000 shares of CRDA to eligible employees. Participating employees can elect to have up to $21,000 of their eligible annual earnings withheld to purchase shares at the end of the one-year withholding period which starts each July 1 and ends each June 30. The purchase price of the stock is 85% of the lesser of the closing price for a share of such stock on the first day or the last day of the withholding period. Participating employees may cease payroll withholdings during the withholding period and/or request a refund of all amounts withheld before any shares are purchased.

Since the U.S. Plan involves a look-back option, the calculation of compensation cost is separated into two components. The first component is calculated as 15% (the employee discount) of a nonvested share of CRDA. The second component involves using the Black-Scholes-Merton option-pricing formula to value a one-year option to purchase 85% of a share of CRDA. This value is adjusted to reflect the effect of any estimated dividends that the employee will not receive during the life of the option component.

During the years ended December 31, 2010 and 2009, a total of 226,512 and 136,874 shares, respectively, of CRDA were issued under the U.S. Plan to the Company's employees at purchase prices of $2.09 and $3.11, respectively. At December 31, 2010, an estimated 311,000 shares will be purchased under the U.S. Plan in 2011. During the years ended December 31, 2010, 2009, and 2008, compensation expense of $406,000, $372,000, and $270,000, respectively, was recognized for the U.S. Plan.

Under the U.K. Plan, the Company is authorized to issue up to 1,000,000 shares of CRDA. Under the U.K. Plan, eligible employees can elect to have up to £250 withheld from payroll each month to purchase shares at the end of a three-year withholding period. The purchase price of a share of stock is 85% of the market price of the stock at the beginning of the withholding period. Participating employees may cease payroll withholdings and/or request a refund of all amounts withheld before any shares are purchased.

For purposes of calculating the compensation expense for shares issuable under the U.K. Plan, the fair value of a share option is equal to 15% (the employee discount) of the market price of a share of CRDA at the beginning of the withholding period. No adjustment is made to reflect the effect of any estimated dividends that the employees will not receive during the life of the share option since employees are credited with interest by a third party on their withholdings during the withholding period.

At December 31, 2010, an estimated 1,072,000 shares will be eligible for purchase under the U.K. Plan at the end of the current withholding periods. This estimate is subject to change based on future fluctuations in the value of the British pound against the U.S. dollar, future changes in the market price of CRDA, and future employee participation rates. The purchase price for a share of CRDA under the U.K. Plan ranges from $1.87 to $5.05, and based on the price of CRDA at December 31, 2010, no shares will be purchased in 2011. For the years ended December 31, 2010, 2009, and 2008, compensation cost of $130,000, $124,000, and $94,000, respectively, was recognized for the U.K. Plan. During 2009 and 2008, a total of 2,478 shares and 3,568 shares, respectively, of CRDA were issued under the U.K. Plan. No shares were issued under the U.K. plan in 2010.

Under the International Plan, up to 1,000,000 shares of CRDA may be issued. Participating employees can elect to have up to $25,000 of their eligible annual earnings withheld to purchase up to 5,000 shares of CRDA at the end of the one-year withholding period which starts each July 1 and ends each June 30. The purchase price of the stock is 85% of the lesser of the closing price for a share of such stock on the first day or the last day of the withholding period. Participating employees may cease payroll withholdings during the withholding period and/or request a refund of all amounts withheld before any shares are purchased. The first purchase period under the International Plan began on July 1, 2010.

## 12. Segment and Geographic Information

The Company's four reportable operating segments are organized based upon the nature of services and/or geographic areas served and include: U.S. Property & Casualty which serves the U.S. property and casualty insurance company market, International Operations which serves the property and casualty insurance company markets outside of the U.S., Broadspire which serves the U.S. self-insurance marketplace, and Legal Settlement Administration which serves the securities, bankruptcy, and other legal settlement markets. The Company's four reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material.

Operating earnings is the primary financial performance measure used by the Company's senior management and CODM to evaluate the financial performance of the Company's four operating segments. The Company believes this measure is useful to investors in that it allows investors to evaluate segment operating performance using the same criteria used by the Company's senior management. Operating earnings will differ from net income computed in accordance with GAAP since operating earnings exclude income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has been removed from segment operating earnings.

Segment operating earnings include allocations of certain corporate overhead and shared costs. If the Company changes its allocation methods or changes the types of costs that are allocated to its four operating segments, prior periods are adjusted to reflect the current allocation process.

In the normal course of its business, the Company sometimes pays for certain out-of-pocket expenses that are reimbursed by its clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting revenues and expenses in the Company's consolidated results of operations. However, in evaluating segment revenues, Company management excludes these reimbursements from segment revenues.

Financial information as of and for the years ended December 31, 2010, 2009, and 2008 covering the Company's reportable segments was as follows:

| | U.S. Property & Casualty | International Operations | Broadspire | Legal Settlement Administration | Total |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| **2010** | | | | | |
| **Revenues before reimbursements** | **$ 190,029** | **$ 430,709** | **$ 245,496** | **$ 164,183** | **$ 1,030,417** |
| **Operating earnings (loss)** | **11,512** | **34,894** | **(11,712)** | **47,661** | **82,355** |
| **Depreciation and amortization(1)** | **1,256** | **7,603** | **2,902** | **2,630** | **14,391** |
| **Assets** | **49,723** | **328,591** | **135,019** | **81,848** | **595,181** |
| 2009 | | | | | |
| Revenues before reimbursements | $ 207,450 | $ 391,749 | $ 288,650 | $ 82,019 | $ 969,868 |
| Operating earnings (loss) | 18,727 | 33,786 | (1,602) | 13,130 | 64,041 |
| Depreciation and amortization(1) | 1,198 | 6,769 | 3,169 | 2,581 | 13,717 |
| Assets | 52,995 | 315,170 | 142,556 | 55,227 | 565,948 |
| 2008 | | | | | |
| Revenues before reimbursements | $ 217,753 | $ 444,056 | $ 311,841 | $ 74,932 | $ 1,048,582 |
| Operating earnings | 22,614 | 39,517 | 3,526 | 10,814 | 76,471 |
| Depreciation and amortization(1) | 993 | 7,291 | 3,525 | 2,911 | 14,720 |
| Assets | 65,243 | 303,134 | 305,655 | 56,275 | 730,307 |

(1) Excludes amortization expense of customer-relationship intangible assets.

Substantially all revenues earned in the U.S. Property & Casualty, Broadspire, and Legal Settlement Administration segments are earned in the U.S. Substantially all of the revenues earned in the International Operations segment are earned outside of the U.S.

Revenue by major service line for the U.S. Property & Casualty and Broadspire segments is shown in the following table. It is not practicable to provide revenue by service line for the International Operations segment. Legal Settlement Administration considers all of its revenue to be derived from one service line.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| **U.S. Property & Casualty** | | | |
| Claims Field Operations | **$ 124,346** | $ 140,022 | $ 154,601 |
| Contractor Connection | **20,174** | 16,329 | 11,799 |
| Technical Services | **30,172** | 28,992 | 28,429 |
| Catastrophe Services | **15,337** | 22,107 | 22,924 |
| | **$ 190,029** | $ 207,450 | $ 217,753 |
| **Broadspire** | | | |
| Claims Management Services | **$ 108,316** | $ 127,923 | $ 144,941 |
| Medical Management Services | **118,378** | 142,296 | 146,179 |
| Risk Management Information Services | **18,802** | 18,431 | 20,721 |
| | **$ 245,496** | $ 288,650 | $ 311,841 |

Capital expenditures for the years ended December 31, 2010, 2009 and 2008 are shown in the following table:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| U.S. Property & Casualty | **$ 2,380** | $ 2,763 | $ 794 |
| International Operations | **6,412** | 6,296 | 10,111 |
| Broadspire | **9,197** | 9,938 | 14,918 |
| Legal Settlement Administration | **6,280** | 690 | 1,430 |
| Corporate | **3,510** | 5,022 | 4,758 |
| Total capital expenditures | **$ 27,779** | $ 24,709 | $ 32,011 |

The total of the Company's reportable segments' revenues reconciled to total consolidated revenues for the years ended December 31, 2010, 2009, and 2008 was as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Segments' revenues before reimbursements | **$ 1,030,417** | $ 969,868 | $ 1,048,582 |
| Reimbursements | **80,384** | 78,334 | 87,334 |
| Total consolidated revenues | **$ 1,110,801** | $ 1,048,202 | $ 1,135,916 |

The Company's reportable segments' total operating earnings reconciled to consolidated income (loss) before income taxes for the years ended December 31, 2010, 2009, and 2008 were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Operating earnings of all reportable segments | **$ 82,355** | $ 64,041 | $ 76,471 |
| Unallocated corporate/shared costs and credits, net | **(6,671)** | (10,714) | (6,728) |
| Goodwill and intangible asset impairment charges | **(10,788)** | (140,945) | — |
| Net corporate interest expense | **(15,002)** | (14,166) | (17,622) |
| Amortization of customer-relationship intangibles | **(5,995)** | (5,994) | (6,025) |
| Stock option expense | **(761)** | (914) | (861) |
| Other gains and expenses, net | **(4,650)** | (4,059) | (788) |
| Income (loss) before income taxes | **$ 38,488** | $ (112,751) | $ 44,447 |

The Company's reportable segments' total assets reconciled to consolidated total assets of the Company at December 31, 2010 and 2009 are presented in the following table. All foreign-denominated cash and cash equivalents are reported within the International Operations segment, while all U.S. cash and cash equivalents are reported as corporate assets in the following table:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Assets of reportable segments | **$ 595,181** | $ 565,948 |
| Corporate assets: | | |
| Cash and cash equivalents | **44,424** | 21,290 |
| Unallocated allowances on receivables | **(2,949)** | (1,695) |
| Property and equipment | **9,458** | 11,473 |
| Capitalized software costs, net | **48,438** | 43,081 |
| Assets of deferred compensation plan | **14,022** | 13,551 |
| Capitalized loan costs | **6,931** | 6,621 |
| Deferred tax assets | **91,930** | 70,497 |
| Prepaid assets and other current assets | **12,853** | 10,868 |
| Other noncurrent assets | **386** | 1,271 |
| Total corporate assets | **225,493** | 176,957 |
| Total assets | **$ 820,674** | $ 742,905 |

The Company's most significant international operations are in the U.K. and Canada, as presented in the following table:

| | U.K. | Canada | Other | Total |
|---|---|---|---|---|
| | | (In thousands) | | |
| **2010** | | | | |
| **Revenues before reimbursements** | **$ 134,072** | **$ 130,824** | **$ 165,813** | **$ 430,709** |
| **Long-lived assets** | **55,654** | **36,684** | **32,994** | **125,332** |
| 2009 | | | | |
| Revenues before reimbursements | 125,921 | 121,370 | 144,458 | 391,749 |
| Long-lived assets | 62,089 | 35,442 | 25,026 | 122,557 |
| 2008 | | | | |
| Revenues before reimbursements | 165,167 | 119,405 | 159,484 | 444,056 |
| Long-lived assets | 60,212 | 31,311 | 17,921 | 109,444 |

Substantially all international revenues were derived from the insurance company market.

## 13. Client Funds

The Company maintains funds in custodial accounts at financial institutions to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled $205,371,000 and $242,334,000 at December 31, 2010 and 2009, respectively. In addition, the Company's Legal Settlement Administration segment administers funds in noncustodial accounts at financial institutions that totaled $406,958,000 and $578,821,000 at December 31, 2010 and 2009, respectively.

## 14. Contingencies

As part of the Company's Credit Agreement, the Company maintains a letter of credit facility to satisfy certain of its own contractual requirements. At December 31, 2010, the aggregate amount committed under the facility was $20,319,000.

In the normal course of the claims administration services business, the Company is sometimes named as a defendant in suits by insureds or claimants contesting decisions made by the Company or its clients with respect to the settlement of claims. Additionally, certain clients of the Company have brought actions for indemnification on the basis of alleged negligence by the Company, its agents, or its employees in rendering service to clients. The majority of these claims are of the type covered by insurance maintained by the Company. However, the Company is responsible for the deductibles and self-insured retentions under various insurance coverages. In the opinion of Company management, adequate provisions have been made for such known and foreseeable risks.

The Company is subject to numerous federal, state, and foreign employment laws, and from time to time the Company faces claims by its employees and former employees under such laws. Such claims or litigation involving the Company or any of the Company's current or former employees could divert management's time and attention from the Company's business operations and could potentially result in substantial costs of defense, settlement or other disposition, which could have a material adverse effect on the Company's results of operations, financial position, and cash flows.

As previously disclosed, on October 31, 2006, the Company completed its acquisition of BMSI from Platinum. BMSI and Platinum are together engaged in certain legal proceedings against the former owners of certain entities acquired by BMSI prior to the Company's acquisition of BMSI. Pursuant to the Stock Purchase Agreement, Platinum has full responsibility to resolve all of these matters and is obligated to fully indemnify BMSI and the Company for all monetary payments that BMSI may be required to make as a result of any unfavorable outcomes related to these pre-existing legal proceedings. Pursuant thereto, Platinum has also agreed to indemnify the Company for any additional payments required under any purchase price adjustment mechanism, earnout, or similar provision in any of BMSI's purchase and sale agreements entered into prior to the Company's acquisition of BMSI. In the event of an unfavorable outcome in which Platinum does not indemnify the Company under the terms of the Stock Purchase Agreement, the Company may be responsible for funding any such unfavorable outcomes. At this time, the Company's management does not believe the Company will be responsible for the funding of any of these matters. The Company has not recognized any loss contingencies for these matters in its consolidated financial statements.

Separately, the Company has asserted claims for damages from Platinum due to breaches in the representations and warranties contained in the Stock Purchase Agreement, which claims are in arbitration (the "Legal Arbitration"). Any damages awarded by the arbitration panel in connection with the Legal Arbitration are limited by the Stock Purchase Agreement to $15.0 million. The Company expects this arbitration to be completed in 2011 but is unable to determine any possible outcome of this arbitration. Any recovery resulting from the Legal Arbitration could result in a gain and will be recorded in the period in which the settlement is reached.

In 2003, BMSI acquired NATLSCO, Inc. from a wholly-owned subsidiary of Lumbermens Mutual Casualty Company ("LMC"). BMSI assumed certain obligations to service and administer a population of claims outstanding at the 2003 acquisition date. Liquidity to support these casualty claims operations for the foreseeable future was provided by cash infused by LMC at the 2003 acquisition date, and a receivable held in trust, which has and will continue to be distributed to Broadspire in accordance with a trust agreement through August 2012. Broadspire received total distributions from this trust of $1,812,000 during 2010, $2,272,000 during 2009, and $4,693,000 during 2008. Broadspire's revenues from LMC totaled $7,261,000 for 2010, $9,071,000 for 2009, and $10,710,000 for 2008. Accounts receivable from LMC included in accounts receivable in the Company's Consolidated Balance Sheets were approximately $850,000 and $955,000 at December 31, 2010 and 2009, respectively.

## 15. Restructuring Activities and Other Charges

In 2010, the Company recorded pretax restructuring charges of $1,987,000 for severance costs related to reductions in administrative staff and $2,663,000 on the partial sublease of our Broadspire facility in Plantation, Florida (see Note 7, "Commitments Under Operating Leases").

In 2009, the Company recorded pretax restructuring and other costs that totaled $4,059,000. Included in the 2009 restructuring costs were $1,815,000 in professional fees related to the internal realignment of certain of our legal entities in the U.S. and internationally that commenced in 2008, and $434,000 in severance expense in our International Operations segment. These restructuring efforts were substantially completed at December 31, 2009. The internal realignment did not impact the composition of our segments for financial reporting purposes. Other costs of $1,810,000 in 2009 related to the partial sublease of our Broadspire facility in Plantation, Florida (see Note 7, "Commitments Under Operating Leases").

In 2008, the Company recorded a pretax restructuring charge of $3,300,000. The charge consisted of $1,825,000 for severance and other costs in our International Operations segment, $300,000 for severance costs in our U.S. Property and Casualty segment, and $1,175,000 for professional fees incurred in connection with an internal restructuring of certain of the Company's legal entities in the U.S. and internationally.

## 16. Subsequent Events

On February 1, 2011, the Board of Directors declared a quarterly dividend of $0.02 per share on CRDA and $0.02 per share on CRDB payable on March 22, 2011 to shareholders of record as of the close of business on March 7, 2011.

In February 2011, we entered into a U.S. dollar and Canadian dollar ("CAD") Cross Currency Basis Swap as an economic hedge to a CAD34.7 million intercompany note payable by our Canadian subsidiary to the U.S. parent. The swap requires the Canadian subsidiary to deliver quarterly payments of CAD589,000 to the counterparty and the U.S. parent to receive quarterly payments of U.S. $593,000. The Canadian subsidiary also makes interest payments to the counterparty based on 3-month Canada Bankers Acceptances plus a spread, and the U.S. parent receives payments based on U.S. 3-month LIBOR. The swap expires on September 30, 2025. We have elected to not designate this swap as a hedge of the intercompany note from our Canadian subsidiary. Accordingly, changes in the fair value of the swap will be recorded in the income statement over the life of the swap and will substantially offset changes in the value of the intercompany note. The changes in the fair value of the swap will not totally offset changes in the value of the intercompany note as the fair value of the swap is determined based on forward rates while the value of the intercompany note is determined based on spot rates.

**Management's Statement on Responsibility for Financial Reporting**

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this Annual Report on Form 10-K. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgments and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.

The Audit Committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent registered public accounting firm, Ernst & Young LLP, was selected by the Audit Committee of the Board of Directors. Both the internal auditors and Ernst & Young LLP have unrestricted access to the Audit Committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of accounting, disclosure and financial reporting controls.

/s/ Jeffrey T. Bowman

Jeffrey T. Bowman
*President and*
*Chief Executive Officer*

/s/ W. Bruce Swain, Jr.

W. Bruce Swain, Jr.
*Executive Vice President*
*and Chief Financial Officer*

/s/ W. Forrest Bell

W. Forrest Bell
*Vice President, Corporate*
*Controller, and Chief*
*Accounting Officer*

March 4, 2011

## Report of Management on Internal Control over Financial Reporting

The management of Crawford & Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2010.

The Company's independent registered public accounting firm, Ernst & Young LLP, is appointed by the Audit Committee of the Company's Board of Directors. Ernst & Young LLP has audited and reported on the consolidated financial statements of Crawford & Company and the Company's internal control over financial reporting. The reports of Ernst & Young LLP are contained in Item 8 of this Annual Report on Form 10-K.

/s/ Jeffrey T. Bowman

Jeffrey T. Bowman
*President and*
*Chief Executive Officer*

/s/ W. Bruce Swain, Jr.

W. Bruce Swain, Jr.
*Executive Vice President*
*and Chief Financial Officer*

/s/ W. Forrest Bell

W. Forrest Bell
*Vice President, Corporate*
*Controller, and Chief*
*Accounting Officer*

March 4, 2011

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Crawford & Company

We have audited the accompanying consolidated balance sheets of Crawford & Company as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' investment, noncontrolling interests and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2009 the Company adopted Financial Accounting Standards Board No. 160, *Noncontrolling Interests in Consolidated Financial Statements* (codified in FASB Accounting Standards Codification ASC 810, *Consolidation*) and FASB Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* (codified in FASB Accounting Standards Codification ASC 260, *Earnings Per Share*).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Crawford & Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 4, 2011

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Crawford & Company

We have audited Crawford & Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Crawford & Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Crawford & Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Crawford & Company as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' investment, noncontrolling interests and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 4, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 4, 2011

## CRAWFORD & COMPANY

## QUARTERLY FINANCIAL DATA (UNAUDITED)

| 2010 Quarterly Period | First | Second | Third | Fourth(3) | Full Year |
|---|---|---|---|---|---|
| | (In thousands, except per share amounts and amounts in footnotes) | | | | |
| Revenues from services: | | | | | |
| Revenues before reimbursements | $ 236,266 | $ 238,151 | $ 254,523 | $ 301,477 | $ 1,030,417 |
| Reimbursements | 15,787 | 17,835 | 23,587 | 23,175 | 80,384 |
| Total revenues: | 252,053 | 255,986 | 278,110 | 324,652 | 1,110,801 |
| Total cost of services | 192,333 | 194,259 | 208,759 | 243,896 | 839,247 |
| Income (loss) before income taxes | 3,953 | (1,646) | 15,276 | 20,905 | 38,488 |
| U.S. Property & Casualty operating earnings (loss)(1) | 5,096 | 3,271 | 3,597 | (452) | 11,512 |
| International Operations operating earnings(1) | 6,552 | 7,321 | 7,811 | 13,210 | 34,894 |
| Broadspire operating loss(1) | (2,333) | (1,772) | (659) | (6,948) | (11,712) |
| Legal Settlement Administration operating earnings(1) | 3,283 | 5,566 | 10,968 | 27,844 | 47,661 |
| Unallocated corporate and shared costs, net | (141) | (1,384) | (826) | (4,320) | (6,671) |
| Net corporate interest expense | (4,137) | (3,672) | (3,923) | (3,270) | (15,002) |
| Stock option expense | (204) | (187) | (195) | (175) | (761) |
| Amortization of customer-relationship intangible assets | (1,500) | (1,499) | (1,497) | (1,499) | (5,995) |
| Goodwill and intangible asset impairment charges | — | (7,303) | — | (3,485) | (10,788) |
| Other losses | (2,663) | (1,987) | — | — | (4,650) |
| Income taxes | (893) | (865) | (2,180) | (5,774) | (9,712) |
| Net income attributable to noncontrolling interests | (6) | (16) | (106) | (320) | (448) |
| Net income (loss) attributable to Crawford & Company | $ 3,054 | $ (2,527) | $ 12,990 | $ 14,811 | $ 28,328 |
| Earnings (loss) per share — basic(2) | $ 0.06 | $ (0.05) | $ 0.25 | $ 0.28 | $ 0.54 |
| Earnings (loss) per share — diluted(2) | $ 0.06 | $ (0.05) | $ 0.24 | $ 0.28 | $ 0.53 |

| 2009 Quarterly Period | First | Second | Third | Fourth(4) | Full Year |
|---|---|---|---|---|---|
| Revenues from services: | | | | | |
| Revenues before reimbursements | $ 236,083 | $ 249,664 | $ 245,752 | $ 238,369 | $ 969,868 |
| Reimbursements | 14,200 | 21,979 | 23,105 | 19,050 | 78,334 |
| Total revenues: | 250,283 | 271,643 | 268,857 | 257,419 | 1,048,202 |
| Total cost of services | 189,362 | 205,863 | 202,510 | 194,590 | 792,325 |
| Income (loss) before income taxes | 4,133 | (86,274) | (37,559) | 6,949 | (112,751) |
| U.S. Property & Casualty operating earnings(1) | 6,161 | 6,201 | 4,768 | 1,597 | 18,727 |
| International Operations operating earnings(1) | 7,406 | 8,471 | 7,462 | 10,447 | 33,786 |
| Broadspire operating (loss) earnings(1) | (1,954) | (606) | (1,171) | 2,129 | (1,602) |
| Legal Settlement Administration operating earnings(1) | 1,527 | 4,287 | 4,097 | 3,219 | 13,130 |
| Unallocated corporate and shared costs, net | (1,976) | (5,294) | (878) | (2,566) | (10,714) |
| Net corporate interest expense | (3,485) | (3,640) | (3,126) | (3,915) | (14,166) |
| Stock option expense | (233) | (197) | (266) | (218) | (914) |
| Amortization of customer-relationship intangible assets | (1,498) | (1,496) | (1,500) | (1,500) | (5,994) |
| Goodwill and intangible asset impairment charges | — | (94,000) | (46,945) | — | (140,945) |
| Income taxes | (1,120) | (1,615) | (1,841) | 1,958 | (2,618) |
| Other losses | (1,815) | — | — | (2,244) | (4,059) |
| Net loss (income) attributable to noncontrolling interests | 69 | (235) | (110) | (38) | (314) |
| Net income (loss) attributable to Crawford & Company | $ 3,082 | $ (88,124) | $ (39,510) | $ 8,869 | $ (115,683) |
| Earnings (loss) per share — basic(2) | $ 0.06 | $ (1.70) | $ (0.76) | $ 0.17 | $ (2.23) |
| Earnings (loss) per share — diluted(2) | $ 0.06 | $ (1.70) | $ (0.76) | $ 0.17 | $ (2.23) |

(1) This is a segment financial measure representing earnings (loss) before income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated overhead corporate and shared costs. See Note 12, "Segment and Geographic Information," to the audited consolidated financial statements contained in this Item 8.

(2) Due to the method used in calculating per share data as prescribed by ASC 260, "Earnings Per Share," the quarterly per share data may not total to the full-year per share data.

(3) During the fourth quarter of 2010, the Company recorded an additional net $3.5 million goodwill impairment charge related in part to additional consideration paid for the purchase of BMSI. See Note 3, "Goodwill and Intangible Assets", to the audited consolidated financial statements contained in this Item 8.

(4) During the fourth quarter of 2009, the Company recognized pretax charges of $2,244,000 for restructuring expenses and a sublease agreement. See Note 15, "Restructuring Activities and Other Charges", to the audited consolidated financial statements contained in this Item 8.

## ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

The Registrant maintains a set of disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(c) of the Securities Exchange Act, designed to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized or reported within the time periods specified in SEC rules and forms. The Registrant's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Registrant's disclosure controls and procedures as of December 31, 2010. Based on that evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that the Registrant's disclosure controls and procedures were effective as of December 31, 2010.

Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls and procedures can prevent all possible errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of one or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and while our disclosure controls and procedures are designed to be effective under circumstances where they should reasonably be expected to operate effectively, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in any control system, misstatements due to possible errors or fraud may occur and not be detected.

(b) Management's Report on Internal Control over Financial Reporting

The report of management of the Registrant regarding internal control over financial reporting is included in Item 8, "Report of Management on Internal Control over Financial Reporting."

(c) Attestation Report of Independent Registered Public Accounting Firm

The attestation report of the Registrant's independent registered public accounting firm regarding internal control over financial reporting is included in Item 8, "Report of Independent Registered Public Accounting Firm."

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Registrant's internal control over financial reporting during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information required by this Item is included under the captions "Election of Directors — Nominee Information", "Section 16(a) Beneficial Ownership Reporting Compliance", "Executive Officers," "Corporate Governance—Standing Committees and Attendance at Board and Committee Meetings" and "Corporate Governance — Corporate Governance Guidelines, Committee Charters and Code of Business Conduct" of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 5, 2011, and is incorporated herein by reference.

The Registrant has adopted a Code of Business Conduct and Ethics for its CEO, CFO, principal accounting officer and all other officers, directors and employees of the Registrant. The Code of Business Conduct and Ethics, as well as the Registrant's Corporate Governance Guidelines and Committee Charters, are available at www.crawfordandcompany.com. Any amendment or waiver of the Code of Business Conduct and Ethics will be posted on this website within four business days after the effectiveness thereof. The Code of Business Conduct and Ethics may also be obtained without charge by writing to Corporate Secretary, Legal Department, Crawford & Company, 1001 Summit Boulevard, N.E., Atlanta, Georgia 30319.

### ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is included under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Employment and Change in Control Arrangements," "Corporate Governance—Director Compensation," and "Report of the Nominating/Corporate Governance/Compensation Committee of the Board of Directors on Executive Compensation" of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 5, 2011, and is incorporated herein by reference.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The information required by this Item is included under the captions "Stock Ownership Information" and "Equity Compensation Plans" of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 5, 2011, and is incorporated herein by reference.

### ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this Item is included under the caption "Information with Respect to Certain Business Relationships and Related Transactions" of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 5, 2011, and is incorporated herein by reference.

### ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information regarding principal accounting fees and services is included under the caption "Ratification of Independent Auditors — Fees Paid to Ernst & Young LLP" of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 5, 2011, and is incorporated herein by reference.

# PART IV

## ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this report:

1. Financial Statements

The financial statements listed below and the related report of Ernst & Young LLP are incorporated herein by reference and included in Item 8 of this Annual Report on Form 10-K:

- Consolidated Balance Sheets as of December 31, 2010 and 2009
- Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009, and 2008
- Consolidated Statements of Shareholders' Investment, Noncontrolling Interests, and Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2009, and 2008
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009, and 2008
- Notes to Consolidated Financial Statements — December 31, 2010, 2009, and 2008

2. Financial Statement Schedule

- Schedule II — Valuation and Qualifying Accounts — Information required by this schedule is included under the caption "Accounts Receivable and Allowance for Doubtful Accounts" in Note 1 to the Consolidated Financial Statements in the Registrant's Annual Report to Shareholders for the year ended December 31, 2010, and is incorporated herein by reference.

Other schedules have been omitted because they are not applicable.

3. Exhibits filed with this report.

| Exhibit No. | Document |
|---|---|
| 2.1 | Stock Purchase Agreement, dated as of August 18, 2006, by and between Platinum Equity, LLC and Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2006). |
| 2.2 | Amendment No. 1, dated as of October 31, 2006, to Stock Purchase Agreement, dated as of August 18, 2006, by and between Registrant and Platinum Equity, LLC (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2006). |
| 3.1 | Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2007). |
| 3.2 | Restated By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2008). |
| 10.1* | Crawford & Company 1997 Key Employee Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |

| Exhibit No. | Document |
|---|---|
| 10.2* | Crawford & Company 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |
| 10.3* | Crawford & Company 2007 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix A of the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 3, 2007). |
| 10.4* | Crawford & Company Non-Employee Director Stock Plan (incorporated by reference to Appendix C of the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2009). |
| 10.5* | Crawford & Company Supplemental Executive Retirement Plan as Amended and Restated December 20, 2007, effective as of January 1, 2007 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.6* | Crawford & Company 1996 Employee Stock Purchase Plan, as amended, (incorporated by reference to Appendix A to the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 4, 2010). |
| 10.7* | Crawford & Company Medical Reimbursement Plan, as amended and restated January 31, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |
| 10.8* | Crawford & Company Discretionary Allowance Plan, adopted January 31, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |
| 10.9* | Crawford & Company Deferred Compensation Plan, as amended and restated as of January 1, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003). |
| 10.10* | Crawford & Company 1996 Incentive Compensation Plan, as amended and restated February 2, 1999 (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |
| 10.11* | Crawford & Company Executive Stock Bonus Plan, as amended and restated March 1, 2008 (incorporated by reference to Appendix A of the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2009). |
| 10.12* | Form of Restricted Share Unit Award under the Registrant's Executive Stock Bonus Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.13* | Form of Performance Share Unit Award under the Registrant's Executive Stock Bonus Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.14* | Crawford & Company U.K. ShareSave Scheme, as amended (incorporated by reference to Appendix B of the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 4, 2010). |
| 10.15* | Crawford & Company International Employee Stock Purchase Plan (incorporated by reference to Appendix B of the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2009). |
| 10.16* | Crawford & Company 2007 Management Team Incentive Compensation Plan (incorporated by reference to Appendix B of the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 3, 2007). |
| 10.17* | Crawford & Company Short-Term Incentive Plan adopted February 27, 2008 under the terms of the Registrant's 2007 Management Team Incentive Compensation Plan (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.18* | Change of Control and Severance Agreement between Thomas W. Crawford and the Registrant, dated February 1, 2005 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2005). |
| 10.19* | Employment Agreement between Thomas W. Crawford and the Registrant, dated February 3, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2009). |
| 10.20* | Change of Control and Severance Agreement between Kevin B. Frawley and the Registrant, dated February 23, 2005 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2005). |
| 10.21* | Terms of Employment Agreement between Allen W. Nelson and the Registrant, dated November 22, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2005). |

| Exhibit No. | Document |
|---|---|
| 10.22* | Employment Agreement by and between the Registrant and Jeffrey T. Bowman, dated August 7, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009). |
| 10.23* | Terms of Employment Agreement between W. Bruce Swain and the Registrant, dated October 6, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2006). |
| 10.24* | Employment Agreement between David A. Isaac, The Garden City Group, Inc. and the Registrant, executed September 19, 2006 and effective January 1, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006). |
| 10.25* | Amendment to Crawford & Company, The Garden City Group, Inc., Employment Agreement for David A. Isaac, dated March 26, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2009). |
| 10.26* | Terms of Employment Agreement between Phyllis R. Austin and the Registrant, effective as of April 11, 2006 (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.27* | Terms of Employment Agreement between Robert J. Cormican and the Registrant, effective as of January 31, 2005 (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.28* | Terms of Employment Agreement between Brian J. Flynn and the Registrant, effective as of November 3, 2007 (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.29* | Terms of Employment Agreement between W. Forrest Bell and the Registrant, effective as of November 20, 2006 (incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.30* | Terms of Employment Agreement between Michael Frank Reeves and Crawford-THG (UK) Limited, effective as of November 25, 1997 (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.31* | Service Agreement between Ian Muress and Crawford & Company Adjusters (U.K.) Limited dated as of January 18, 2002 (incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.32* | Variation to Service Agreement between Ian Muress and Crawford & Company Adjusters (U.K.) Limited dated as of December 1, 2006 (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.33* | Terms of Employment Agreement between Ian Muress and the Registrant dated as of April 12, 2006 (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.34* | Performance Share Unit Award Agreement between Ian Muress and the Registrant dated as of March 24, 2006 (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.35 | Amended and Restated Purchase and Sale Agreement, dated as of June 9, 2006 and effective as of June 12, 2006, between Registrant, Buckhead Trading & Investment Company, LLC, Richard Bowers & Co., Easlan Capital of Atlanta, Inc., and Calloway Title and Escrow, L.L.C. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2006). |
| 10.36 | Lease Agreement, effective as of July 1, 2006, between Registrant and Hewlett-Packard Company (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2006). |

| Exhibit No. | Document |
|---|---|
| 10.37 | Credit Agreement, dated October 31, 2006, by and among Registrant and Crawford & Company International, Inc., the lenders party thereto and SunTrust Bank, as Administrative Agent and Issuing Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2006). |
| 10.38 | First Amendment to Credit Agreement and Security Agreement and Limited Waiver, dated March 2, 2007, by and among Registrant and Crawford & Company International, Inc., the lenders party thereto and SunTrust Bank, as Administrative Agent and Issuing Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2007). |
| 10.39 | Second Amendment to Credit Agreement and Security Agreement and Limited Waiver, dated July 5, 2007, by and among Registrant and Crawford & Company International, Inc., the lenders party thereto and SunTrust Bank, as Administrative Agent and Issuing Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2007). |
| 10.40 | Third Amendment to Credit Agreement and Security Agreement and Limited Waiver, dated December 21, 2007, by and among Registrant and Crawford & Company International, Inc., the lenders party thereto and SunTrust Bank, as Administrative Agent and Issuing Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2007). |
| 10.41 | Fourth Amendment to Credit Agreement and First Amendment to Pledge Agreement, dated February 2, 2009, by and among Registrant and Crawford and Company International, Inc., the lenders party thereto and SunTrust Bank, as Administrative Agent and Issuing Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2009). |
| 10.42 | Fifth Amendment to Credit Agreement and Security Agreement and Limited Waiver, dated October 27, 2009, by and among Registrant and Crawford and Company International, Inc., the lenders party thereto and SunTrust Bank, as Administrative Agent and Issuing Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2009). |
| 10.43 | Sixth Amendment to Credit Agreement, dated as of December 17, 2010, by and among the Registrant, Crawford & Company International, Inc., SunTrust Bank, as administrative agent and a lender, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010). |
| 10.44* | Director Compensation Summary Term Sheet (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008). |
| 21.1 | Subsidiaries of Crawford & Company. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-19(a). |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-19(a). |
| 32.1 | Certification of the Chief Executive Officer pursuant to Section 1350. |
| 32.2 | Certification of the Chief Financial Officer pursuant to Section 1350. |
| 101 | XBRL Documents. |

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRAWFORD & COMPANY

Date March 4, 2011

By /s/ Jeffrey T. Bowman

JEFFREY T. BOWMAN, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | NAME AND TITLE |
|---|---|
| Date March 4, 2011 | /s/ Jeffrey T. Bowman<br>JEFFREY T. BOWMAN, President and Chief Executive Officer (Principal Executive Officer) and Director |
| Date March 4, 2011 | /s/ W. Bruce Swain, Jr.<br>W. BRUCE SWAIN, JR., Executive Vice President-Finance (Principal Financial Officer) |
| Date March 4, 2011 | /s/ W. Forrest Bell<br>W. FORREST BELL, Vice President and Controller (Principal Accounting Officer) |
| Date March 4, 2011 | /s/ Harsha V. Agadi<br>HARSHA V. AGADI, Director |
| Date March 4, 2011 | /s/ P. George Benson<br>P. GEORGE BENSON, Director |
| Date March 4, 2011 | /s/ Jesse C. Crawford<br>JESSE C. CRAWFORD, Director |
| Date March 4, 2011 | /s/ James D. Edwards<br>JAMES D. EDWARDS, Director |
| Date March 4, 2011 | /s/ Russel L. Honoré<br>RUSSEL L. HONORÉ, Director |
| Date March 4, 2011 | /s/ Joia M. Johnson<br>JOIA M. JOHNSON, Director |

| | |
|---|---|
| Date March 4, 2011 | /s/ Charles H. Ogburn |
| | CHARLES H. OGBURN, Director |
| Date March 4, 2011 | |
| | CLARENCE H. RIDLEY, Director |
| Date March 4, 2011 | /s/ E. Jenner Wood, III |
| | E. JENNER WOOD, III , Director |

## EXHIBIT INDEX

| Exhibit No. | Description of Exhibit |
|---|---|
| 21.1 | Subsidiaries of Crawford & Company. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-19(a). |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-19(a). |
| 32.1 | Certification of the Chief Executive Officer pursuant to Section 1350. |
| 32.2 | Certification of the Chief Financial Officer pursuant to Section 1350. |

**Exhibit 21.1**

## SUBSIDIARIES *

| Subsidiary | Jurisdiction in Which Organized |
|---|---|
| Crawford Leasing Services, Inc. | Georgia |
| Crawford & Company International, Inc. | Georgia |
| Broadspire Services, Inc. | Delaware |
| The Garden City Group, Inc. | Delaware |
| Risk Sciences Group, Inc. | Delaware |
| Crawford & Company of New York, Inc. | New York |
| Broadspire Insurance Services, Inc. | New York |
| Pillar Services Inc. | New York |
| Crawford & Company Adjusters Limited | England |
| Crawford & Company Adjusters (UK) Limited | England |
| Crawford & Company (Canada), Inc. | Canada |
| Crawford & Company (Australia) Pty Limited | Australia |
| Crawford & Company (Caribbean) Ltd. | Cayman Islands |
| Crawford & Company (Sweden) AB | Sweden |
| Crawford & Company (Nederland) BV | Netherlands |
| Crawford & Company (Norway) AS | Norway |
| Crawford & Co (SA) (PTY) Ltd | South Africa |
| Crawford France SARL | France |
| Crawford & Company Adjusters (Malaysia) Sdn. Bhd. | Malaysia |
| Crawford & Company EMEA/A-P Holdings Limited | United Kingdom |
| Crawford & Company Financial Services Ltd. | Cayman Islands |
| Specialist Liability Services Limited | England |

* Excludes subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary for the year ended December 31, 2010.

**Exhibit 23.1**

# Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-02051) pertaining to the Crawford & Company 1996 Employee Stock Purchase Plan,
(2) Registration Statement (Form S-8 No. 333-24425) pertaining to the Crawford & Company 1997 Non-employee Director Stock Option Plan,
(3) Registration Statement (Form S-8 No. 333-24427) pertaining to the Crawford & Company 1997 Key Employee Stock Option Plan,
(4) Registration Statement (Form S-8 No. 333-43740) pertaining to the Crawford & Company 1997 Key Employee Stock Option Plan,
(5) Registration Statement (Form S-8 No. 333-87465) pertaining to the Crawford & Company U.K. Sharesave Scheme,
(6) Registration Statement (Form S-8 No. 333-87467) pertaining to the Prism Network, Inc. Stock Option Plan,
(7) Registration Statement (Form S-8 No. 333-125557) pertaining to the Crawford & Company Executive Stock Bonus Plan,
(8) Registration Statement (Form S-8 No. 333-140310) pertaining to the Crawford & Company U.K. Sharesave Scheme,
(9) Registration Statement (Form S-3/A No. 333-142569) pertaining to the Crawford & Company Amendment No.1 to Form S-3 No. 333-142569,
(10) Registration Statement (Form S-8 No. 333-155406) pertaining to the Crawford & Company Frozen Accrued Vacation Stock Purchase Plan,
(11) Registration Statement (Form S-8 No. 333-157896) pertaining to the Crawford & Company 2007 Non-employee Director Stock Option Plan,
(12) Registration Statement (Form S-8 No. 333-161278) pertaining to the the Crawford & Company International Employee Stock Purchase Plan,
(13) Registration Statement (Form S-8 No. 333-161279) pertaining to the Crawford & Company Non-Employee Director Stock Plan,
(14) Registration Statement (Form S-8 No. 333-161280) pertaining to the Crawford & Company Executive Stock Bonus Plan, and
(15) Registration Statement (Form S-8 No. 333-170344) pertaining to the Crawford & Company 1996 Employee Stock Purchase Plan;

of our reports dated March 4, 2011, with respect to the consolidated financial statements of Crawford & Company and the effectiveness of internal control over financial reporting of Crawford & Company included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 4, 2011

**Exhibit 31.1**

# CERTIFICATION

I, Jeffrey T. Bowman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Crawford & Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Jeffrey T. Bowman
Jeffrey T. Bowman, President and Chief
Executive Officer (Principal Executive Officer)

Date: March 4, 2011

**Exhibit 31.2**

## CERTIFICATION

I, W. Bruce Swain, certify that:

1. I have reviewed this Annual Report on Form 10-K of Crawford & Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ W. Bruce Swain, Jr.
W. Bruce Swain, Jr. Executive Vice President —
Chief Financial Officer (Principal Financial Officer)

Date: March 4, 2011

**Exhibit 32.1**

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crawford & Company (the "Company") on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey T. Bowman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78M); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jeffrey T. Bowman

Jeffrey T. Bowman, President and Chief Executive Officer (Principal Executive Officer)

Date: March 4, 2011

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Crawford & Company (the "Company") on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Bruce Swain, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78M); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Bruce Swain, Jr.

W. Bruce Swain, Jr. Executive Vice President -
Chief Financial Officer (Principal Financial Officer)

Date: March 4, 2011

# Shareholder Information

**Corporate Headquarters**
1001 Summit Boulevard
Atlanta, Georgia 30319
404.300.1000

**Inquiries**
Individuals seeking financial data should contact:

Investor Relations
W. Bruce Swain, Jr.
Chief Financial Officer
404.300.1051

**Form 10-K**
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon request to:

Corporate Secretary
Crawford & Company
1001 Summit Boulevard
Atlanta, Georgia 30319
404.300.1021

Our Form 10-K is also available online at either www.sec.gov or in the Investor Relations section at www.crawfordandcompany.com

**Annual Meeting**
The Annual Meeting of shareholders will be held at 2:00 p.m. on May 5, 2011, at the corporate headquarters of

Crawford & Company
1001 Summit Boulevard
Atlanta, Georgia 30319
404.300.1000

**Transfer Agent**
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
1.800.468.9716

**Trading Information**
Crawford & Company common shares are listed on the New York Stock Exchange under the symbols CRDA and CRDB.

**Internet Address**
www.crawfordandcompany.com

**Certifications**
In 2010, Crawford & Company's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Crawford's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Crawford's CEO and chief financial officer filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Crawford's public disclosures in its fiscal 2010 reports.

## Comparison of Cumulative Five-Year Total Return

The adjacent line graph compares the cumulative return on the Company's Class B Common Stock against the cumulative total return on (i) the Standard & Poor's Composite 500 Stock Index and (ii) the Standard & Poor's (Property & Casualty) Insurance Index for the five-year period commencing December 31, 2005 and ended December 31, 2010.



YEAR ENDED DECEMBER 31,
$350
300
250
200
150
100
50
05
06
07
08
09
10


| Company/Index *(in dollars)* YEAR ENDED DECEMBER 31, | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|
| Crawford & Company (Class B) | 100.00 | 130.36 | 74.11 | 259.64 | 70.36 | 60.71 |
| S&P 500 Index | 100.00 | 115.79 | 122.16 | 76.96 | 97.33 | 111.99 |
| S&P Property-Casualty Insurance Index | 100.00 | 112.87 | 97.11 | 68.55 | 77.01 | 83.90 |

This total shareholders' return model assumes reinvested dividends and is based on a $100 investment on December 31, 2005. We caution you not to draw any conclusions from the data in this performance graph, as past results do not necessarily indicate future performance.

*The foregoing graph is not, and shall not be deemed to be, filed as part of the Company's annual report on Form 10-K. Such a graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing of the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent specifically incorporated by reference therein by the Company.*

designed and produced by **see see eye** / Atlanta

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims Solutions[SM] offers comprehensive, integrated claims services, business process outsourcing, and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.


Crawford®

Crawford & Company
1001 Summit Boulevard
Atlanta, Georgia 30319

www.crawfordandcompany.com